SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the fiscal year ended December 31, 2013.

Or

☐	Transition report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from                      to

Commission file number 001-14965

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

THE GOLDMAN SACHS 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE GOLDMAN SACHS GROUP, INC

200 West Street

New York, NY 10282

The Goldman Sachs 401(k) Plan

Financial Statements and Supplemental Schedules

December 31, 2013 and 2012

(With Independent Registered Public Accounting Firm’s Report Thereon)

The Goldman Sachs 401(k) Plan

Index

December 31, 2013 and 2012

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–25

Supplemental Schedules*

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	26–80

Schedule H, Line 4i — Schedule of Assets (Acquired and Disposed of Within the Plan Year)	81

Schedule H, Line 4j — Schedule of Reportable Transactions	82

Schedule G, Part 1 — Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible	83-84

Signatures

Index to Exhibits

Consent of PricewaterhouseCoopers, LLP
EX-23: Consent of PricewaterhouseCoopers, LLP

*

All other schedules required by 29 CFR §2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Goldman Sachs 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Goldman Sachs 401(k) Plan (the “Plan”) at December 31, 2013 and December 31, 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year), schedule of assets (acquired and disposed of within the plan year), schedule of reportable transactions and schedule of loans or fixed income obligations in default or classified as uncollectible are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, NY

June 30, 2014

The Goldman Sachs 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	As of December
in thousands	2013	2012
Assets

Investment assets at fair value (Note 3)	$6,345,441	$5,394,649

Receivables:
Employee contributions	5,017	4,840
Employer contributions, net	96,826	90,445
Notes receivable from participants	28,199	29,840
Interest and dividends	5,624	4,684
Due from brokers and other receivables	174,733	159,087

Total receivables	310,399	288,896

Total assets	6,655,840	5,683,545

Liabilities

Investment liabilities at fair value (Note 3)	215,140	189,206

Due to brokers and other payables	58,784	42,346
Accrued expenses	38,708	25,473

Total liabilities	312,632	257,025

Net assets reflecting all investments at fair value	6,343,208	5,426,520
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(6,740)

Net assets available for benefits	$6,343,208	$5,419,780

The accompanying notes are an integral part of these financial statements.

The Goldman Sachs 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

December 31, 2013 and 2012

	Year Ended December
in thousands	2013	2012
Additions

Investment income:
Net appreciation in the fair value of investments (Note 3)	$852,391	$557,960
Interest and dividends	123,961	75,981
Less: Investment management fees and other expenses	(52,943)	(40,440)

Total investment income	923,409	593,501

Interest income on notes receivable from participants	1,181	1,148

Contributions:
Employee	183,700	172,728
Employer, net	96,826	90,445

Total contributions	280,526	263,173

Total additions	1,205,116	857,822

Deductions

Benefits paid	371,302	377,169

Total deductions	371,302	377,169

Net increase in net assets available for benefits before transfer from Archon Group, L.P. 401(k) Plan	833,814	480,653
Transfers from Archon Group, L.P. 401(k) Plan (Note 1)	89,614	—

Net increase in net assets available for benefits after transfer from Archon Group, L.P. 401(k) Plan	923,428	480,653
Net assets available for benefits

Beginning of year	5,419,780	4,939,127

End of year	$6,343,208	$5,419,780

The accompanying notes are an integral part of these financial statements.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 1.

Plan Description

The following description of The Goldman Sachs 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document, as most recently amended on April 16, 2013, for a more complete description of the Plan’s provisions. Items referenced in italics are defined in the Plan document or separate provisions to the Plan.

The Plan became effective on January 1, 1945 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective January 1, 2008, the Goldman Sachs Employees’ Profit Sharing Retirement Income Plan was amended to incorporate a 401(k) safe harbor design, and was renamed “The Goldman Sachs 401(k) Plan.” The Plan has been subsequently amended for various reasons, including to reflect changes in law.

Effective January 1, 2013, the Archon Group, L.P. 401(k) Plan (the Archon Plan) was merged into the Plan. All assets were transferred into the Plan at fair value as of January 1, 2013.

General

The Plan is a defined contribution plan to which participants, in addition to rolling over contributions from other qualified plans, may elect to make pre-tax 401(k) and after-tax Roth 401(k) contributions each year based on their compensation, as determined under the Plan. The Plan’s Plan Year is the 12-month period commencing on January 1 and ending on the following December 31. The Plan offers a dollar-for-dollar Firm Matching Contribution of up to 4% of an eligible participant’s total compensation, capped by applicable statutory limitations. If 4% of an eligible participant’s total compensation is less than $6,000, The Goldman Sachs Group, Inc. (the firm) will allocate a Supplemental Contribution equal to the difference. In addition to these contributions, the firm will also allocate to each eligible participant an Additional Retirement Contribution up to $4,000. Collectively, the Firm Matching Contribution, Supplemental Contribution and Additional Retirement Contribution are herein referred to as the Firm Contributions.

The Plan has two named fiduciaries, the Administrative Committee and the Retirement Committee. The Administrative Committee is responsible for interpreting the terms and conditions of the Plan that relate to the administration of the Plan. The Retirement Committee monitors the investment objectives and performance of the Plan’s individual investment options. The Retirement Committee consists of employees of the firm or its affiliates, including, in some cases, senior employees of the firm or its affiliates. Participants direct their contributions and the Firm Contributions into various investment options offered by the Plan through the Goldman Sachs Profit Sharing Master Trust (the Master Trust). The Plan is the sole investor in the Master Trust. Participants’ directed investments can be allocated to mutual funds, collective trusts, separately managed accounts and a bank deposit account. Hewitt Associates, LLC is the recordkeeper of the Plan.

The Plan also offers participants the option to invest in the Stock Fund, as defined (the Company Stock Fund), a separately managed account, which primarily invests in shares of the firm’s common stock. In accordance with a policy adopted by the Retirement Committee, no more than 20% of any contribution made on behalf of each participant can be invested in the Company Stock Fund. When a participant reallocates his or her total investment balance, he or she is limited to reallocating 20% of his or her total investment balance into the Company Stock Fund. In addition, participants are restricted from transferring into or out of the Company Stock Fund during the black-out periods that are part of the firm’s compliance procedures designed to avoid violations of applicable securities laws.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Eligibility

Employees become eligible to make pre-tax 401(k) and after-tax Roth 401(k) contributions to the Plan as of the first day of the month after they join the firm as employees. In addition, employees are eligible, as determined under the Plan document, to participate in the Firm Matching Contributions and Supplemental Contributions generally as of the first day of the month after they complete one Year of Service, as defined, and attain age 21. In addition, to be eligible for the Supplemental Contribution, the employee must be employed on the last day of the firm’s fiscal year that ends with or within the Plan Year.

Generally, to be eligible for the Additional Retirement Contribution, employees must have been (i) eligible for benefits under the Goldman Sachs Employees’ Pension Plan as of November 26, 2004, (ii) age 46 or older as of November 26, 2004, and (iii) employed by the firm as of the last day of the current fiscal year.

Vesting

Participants are immediately fully vested in their own 401(k) contributions, the Firm Matching Contributions and Supplemental Contributions, and the earnings thereon. Participants became fully vested after three Years of Service in the Firm Profit Sharing Contributions (which were discretionary profit sharing contributions made by the firm prior to January 1, 2008) and Additional Retirement Contributions, and the earnings thereon. Additionally, upon the earliest to occur of the following: (i) attainment of age 65 while employed by the firm, (ii) disability retirement, (iii) death or (iv) Plan termination, each participant or beneficiary will be 100% vested and may receive a lump-sum amount equal to the value of the funds or a portion thereof allocated to the participant’s account or may receive periodic distributions from the Plan. Forfeitures of terminated participants’ unvested Firm Profit Sharing and Additional Retirement Contributions can be used to reduce Firm Contributions. For the years ended December 2013 and December 2012, forfeited unvested accounts totaled $150,000 and $135,000, respectively, and, in part, have been used to reduce “Employer contributions, net.”

Benefits

Any benefits provided by the Plan are paid from net assets available for benefits. The benefit to which a Plan participant is entitled equals the amount that can be provided by the vested contributions and net earnings thereon (including net realized and unrealized investment appreciation and depreciation) allocated to such participant’s account.

Notes Receivable from Participants

A participant in the Plan is permitted to borrow between $1,000 and $50,000, reduced by (i) the highest outstanding balance of loans to such participant from the Plan during the one-year period ending on the day before the date on which such new loan is made, less (ii) the outstanding balance of loans to such participant from the Plan on the date of such new loan, subject to an overall cap of the lesser of (a) one-half of the participant’s total vested account balance (including Firm Contributions) or (b) the balance in the participant’s 401(k) and rollover contribution accounts. A participant may not borrow any amounts attributable to the Firm Contributions. Interest on loans is fixed at the U.S. prime rate plus one percent for the life of the respective loan. Loans generally must be repaid within five years, or in some cases, ten years. Loans are repaid (principal and interest) and added back to participants’ account balances generally through regular after-tax payroll deductions.

Trust Agreement

The Plan’s investments are owned by the Master Trust, which is subject to a trust agreement (the Trust Agreement) with State Street Bank & Trust Company (the Trustee).

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 2.

Summary of Significant Accounting Policies

Basis of Presentation

These financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

All references to December 2013 and December 2012 refer to the Plan years ended, or the dates, as the context requires, December 31, 2013 and December 31, 2012, respectively.

Use of Estimates

Preparation of these financial statements requires management to make certain estimates and assumptions, the most important of which relates to fair value measurements of the Plan’s investments. These estimates and assumptions are based on the best available information but actual results could be materially different.

Reclassifications

Certain reclassifications have been made to previously reported amounts to conform to the current presentation.

Employer Contributions

The employer contributions receivable is presented net of forfeited unvested account balances in “Employer contributions, net.”

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Participant loans are measured at their unpaid principal balance, plus any accrued but unpaid interest.

Risks and Uncertainties

The Plan invests in various investment options, which include investments in equities, fixed income securities, individual guaranteed investment contracts, currency and commodities, futures, forwards, options, other derivative contracts, real estate investment trusts and bank deposits.

Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Expenses

Investment management fees charged by managers of mutual funds and collective trust funds are borne by the Plan, and are included in “Net appreciation in fair value of investments.” Except in connection with the separate account managers described in the next paragraph, investment management fees charged by managers of separately managed accounts are borne by the Plan and included in “Investment management fees and other expenses.”

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

The investment managers of the Multi-Market Hedge Fund Option, Multi-Strategy Hedge Fund Option and Global Equity Long-Short Hedge Fund Option (each of which is a separately managed account on behalf of the Plan), charge fixed asset-based management fees plus annual incentive fees of 15% to 20% of the net investment income earned, if any, by each fund. These expenses are reported separately and included in “Investment management fees and other expenses.”

Other administrative and custodial fees, and investment advisory fees paid to Rocaton Investment Advisors, which advises the Retirement Committee in connection with the Committee’s selection and oversight of Plan investment options, are paid by the Plan, unless paid by the firm. These Plan expenses are included in “Investment management fees and other expenses.”

Investments

The investments of the Plan are reported at fair value (as defined in Note 4).

Mutual funds and collective trust funds represent investments with various investment managers. The respective fair values of these investments are determined by reference to the investment options’ respective underlying assets, which are principally marketable equity and fixed income securities. Mutual funds are valued based on the quoted net asset value per share held. Collective trust funds are valued based on the net asset value per unit as reported by the investment managers.

The Bank Deposit option is a deposit obligation of Goldman Sachs Bank USA, a Federal Deposit Insurance Corporation (FDIC)-insured New York State chartered bank and a member of the Federal Reserve System (GS Bank). The bank deposit offers an FDIC insured deposit with a floating rate coupon indexed to the Federal Funds Rate. The Bank Deposit is valued at fair value.

Investments within separately managed accounts are described below:

Mutual funds and collective trust funds, as described above, may be investments held within separately managed accounts.

Cash and short-term investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Short-term investments are recorded at fair value.

Common stock, preferred stock, fixed income securities, real estate investment trusts, options and futures traded in active markets on national and international securities exchanges are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the investment managers’ (or independent third parties on behalf of the investment managers’) best estimate of fair value (as defined in Note 4).

Forward foreign currency contracts are valued at fair value, as determined by the investment managers (or independent third parties on behalf of the investment managers), using quoted forward foreign currency exchange rates. At the end of each period presented, open contracts are valued at the current forward foreign currency exchange rates and the change in market value is recorded as an unrealized gain or loss. When the contract is closed or delivery taken, the Plan records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Swap contracts are valued at fair value, as determined by the investment managers (or independent third parties on behalf of the investment managers) utilizing their proprietary models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information. See Note 10 for further information about derivatives.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Investments denominated in currencies other than the U.S. dollar are translated using exchange rates prevailing at the end of the periods presented. Purchases and sales of these investments are translated at the rate of exchange on the respective dates of such transactions. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Purchases and sales of the investments within the Plan are reflected on a trade-date basis.

Note 3 presents the “Net appreciation in the fair value of investments,” which consists of realized gains or losses and unrealized appreciation/(depreciation) on investments.

Due From Broker and Other Receivables and Due to Broker and Other Payables

“Due from brokers and other receivables” and “Due to brokers and other payables” include cash or securities maintained with brokers and counterparties for margin account balances, collateral posted and received in conjunction with the Plan’s investment portfolio, and the amounts due to and due from brokers for the settlement of purchase and sale transactions. Certain of the Plan’s securities held by the clearing brokers or prime brokers are pledged to the brokers on terms that permit them to repledge the securities to others, subject to certain limitations. Securities held at custodians under custody agreements cannot be repledged to others by the custodian.

Recent Accounting Development

Disclosures about Offsetting Assets and Liabilities (ASC 210)

In December 2011, the FASB issued ASU No. 2011-11, “Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities.” ASU No. 2011-11, as amended by ASU 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities,” requires disclosure of the effect or potential effect of offsetting arrangements on the Plan’s financial position as well as enhanced disclosure of the rights of setoff associated with the Plan’s recognized assets and recognized liabilities. ASU No. 2011-11 was effective for periods beginning on or after January 1, 2013. The Plan adopted the standard on January 1, 2013. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, adoption did not affect the Plan’s statements of net assets available for benefits or statements of changes in net assets available for benefits.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 3.

Investments at Fair Value

The table below presents a summary of the fair value of the Plan’s net investments.

	As of December
in thousands	2013	2012
Assets

Bank deposit	$266,526	$—
Mutual funds	1,646,091	1,507,237
Collective trusts	1,978,275	1,451,179
Managed accounts:
Cash and short-term investments	11,346	30,890
Stable value fund	—	561,537
Fixed income securities	376,413	394,514
Common and preferred stocks	1,704,840	1,243,780
Mutual funds	7,028	7,411
Collective trusts	141,775	—
Real estate investment trusts	180,183	170,179
Derivatives	32,964	27,922

Total investment assets at fair value	$6,345,441	$5,394,649

Liabilities
Managed accounts:
Derivatives	$32,366	$24,085
Investments sold, but not yet purchased, at fair value:
Cash and short-term investments	29	—
Fixed income securities	15,452	12,093
Common and preferred stocks	165,122	151,938
Real estate investment trusts	2,171	1,090

Total investment liabilities at fair value	$215,140	$189,206

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

The table below presents the net appreciation/(depreciation) in the fair value of investments (including gains and losses on investments bought, sold, and held during the year).

	Year Ended December
in thousands	2013	2012
Net appreciation/(depreciation) in the fair value of investments
Mutual funds	$84,162	$107,606
Collective trusts	364,024	191,807
Managed accounts:
Cash and short-term investments	2,782	(2,455)
Fixed income securities	28,073	50,486
Common and preferred stocks	377,340	196,734
Collective trusts	558	—
Real estate investment trusts	126	2,940
Derivatives	(4,674)	10,842

Total net appreciation in fair value of investments	$852,391	$557,960

The table below presents the fair value of investments that represent 5% or more of the Plan’s net assets available for benefits:

in thousands	As of December
	2013	2012
State Street Global Advisors S&P 500 Flagship Securities Non-Lending Fund	$685,714	$492,691
Goldman Sachs Financial Square Money Market Fund	380,217	379,367
Goldman Sachs Mid Cap Value Fund	350,732	263,638	*

*	Represented less than 5% of net assets available for benefits as of December 2012.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 4.

Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial instruments are marked at closing prices. Fair value measurements do not include transaction costs.

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced parameters as inputs including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, commodity prices, credit spreads, and funding spreads.

U.S. GAAP has a three-level fair value hierarchy for disclosure of fair value measurements. The fair value hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument’s level in the fair value hierarchy is based on the lowest level of input that is significant to its fair value measurement.

The fair value hierarchy is as follows:

Level 1.	Inputs are unadjusted quoted prices in active markets to which the Plan had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2.	Inputs to valuation techniques are observable, either directly or indirectly.

Level 3.	One or more inputs to valuation techniques are significant and unobservable.

Level 1 instruments are valued using quoted market prices for identical unrestricted instruments in active markets. The Plan defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The Plan defines active markets for debt instruments based on both average daily trading volume and the number of days with trading activity.

Valuations of level 2 instruments can be verified to quoted prices, recent trading activity for identical or similar instruments, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Level 3 instruments have one or more significant valuation inputs that are not observable. Absent evidence to the contrary, level 3 instruments are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Subsequently, the Plan uses other methodologies to determine fair value, which vary based on the type of instrument and include relevant broker quotations. Valuation inputs and assumptions are changed when corroborated by substantive observable evidence, including values realized on sales of level 3 instruments.

For valuation inputs involving broker quotations, consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

The investment managers and custodian, on behalf of the Plan, use independent pricing sources to value plan assets traded on exchanges and independent quoted prices or developed models for all assets not traded on exchanges. Investment managers review their valuation approaches on an ongoing basis and revise as necessary based on changing market conditions to ensure their valuations represent a fair value. These valuation approaches are periodically reviewed by the Plan sponsor staff.

Total Plan investment assets at fair value classified within level 3 as of December 2013 and December 2012 were $94.6 million and $620.9 million, respectively, which in 2012 primarily consisted of the Plan’s Stable Value Fund. As of December 2013 and December 2012, such amounts were approximately 1.5% and 12%, respectively, of “Investment assets at fair value.” See Note 3 for further information about net investments at fair value.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Fair Value of Investment Assets and Investment Liabilities by Level

The tables below present, by level within the fair value hierarchy, investment assets and investment liabilities of the Plan accounted for at fair value. See Note 3 for further information about net investments at fair value.

	Investment Assets at Fair Value as of December 2013
in thousands	Level 1		Level 2	Level 3		Total
Bank deposit	$266,526		$—	$—		$266,526
Mutual funds:
Money market	451,840		—	—		451,840
Fixed income	463,122		—	—		463,122
Large cap	123,753		—	—		123,753
Mid cap	350,732		—	—		350,732
International	256,644		—	—		256,644

Total mutual funds	1,646,091		—	—		1,646,091

Collective trusts:
Fixed income	28,239		—	—		28,239
Large cap	927,188		—	—		927,188
Mid cap	159,823		—	—		159,823
Small cap	155,987		—	—		155,987
International	—		154,158	—		154,158
Asset allocation	552,880		—	—		552,880

Total collective trusts	1,824,117		154,158	—		1,978,275

Managed accounts:
Cash and short-term investments	8,146		3,200	—		11,346
Fixed income securities	122,450		173,631	80,332	[2]	376,413
Common and preferred stocks	1,672,983		18,359	13,498	[3]	1,704,840
Mutual funds	7,028	[1]	—	—		7,028
Collective trusts	141,775	[1]	—	—		141,775
Real estate investment trusts	180,183		—	—		180,183
Derivatives	—		32,210	754	[4]	32,964

Total managed accounts	2,132,565		227,400	94,584		2,454,549

Total investment assets at fair value	$5,869,299		$381,558	$94,584		$6,345,441

1	Principally consists of fixed income securities.

2	Principally consists of collateralized debt obligations.

3	Principally consists of private equity investments.

4	Principally consists of equity swaps.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

	Investment Liabilities at Fair Value as of December 2013
in thousands	Level 1	Level 2	Level 3	Total
Managed accounts:
Derivatives	$—	$32,366	$—	$32,366
Investments sold, but not yet purchased, at fair value:
Cash and short-term investments	29	—	—	29
Fixed income securities	875	14,571	6	15,452
Common and preferred stocks	163,049	2,073	—	165,122
Real estate investment trusts	2,171	—	—	2,171

Total investment liabilities at fair value	$166,124	$49,010	$6	$215,140

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

	Investment Assets at Fair Value as of December 2012
in thousands	Level 1		Level 2	Level 3		Total
Mutual funds:
Money market	$432,385		$—	$—		$432,385
Fixed income	545,652		—	—		545,652
Large cap	83,893		—	—		83,893
Mid cap	263,638		—	—		263,638
International	181,669		—	—		181,669

Total mutual funds	1,507,237		—	—		1,507,237

Collective trusts:
Fixed income	43,679		—	—		43,679
Large cap	655,315		—	—		655,315
Mid cap	105,926		—	—		105,926
Small cap	98,711		—	—		98,711
International	—		156,573	—		156,573
Asset allocation	390,975		—	—		390,975

Total collective trusts	1,294,606		156,573	—		1,451,179

Managed accounts:
Cash and short-term investments	5,790		25,100	—		30,890
Stable value fund	4,987		—	556,550	[2]	561,537
Fixed income securities	99,443		232,911	62,160	[3]	394,514
Common and preferred stocks	1,229,515		12,042	2,223	[4]	1,243,780
Mutual funds	7,411	[1]	—	—		7,411
Real estate investment trusts	170,179		—	—		170,179
Derivatives	—		27,922	—		27,922

Total managed accounts	1,517,325		297,975	620,933		2,436,233

Total investment assets at fair value	$4,319,168		$454,548	$620,933		$5,394,649

1	Principally consists of fixed income securities.

2	Principally consists of investments in non-public investment vehicles.

3	Principally consists of collateralized debt obligations.

4	Principally consists of private equity investments.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

	Investment Liabilities at Fair Value as of December 2012
in thousands	Level 1	Level 2	Level 3	Total
Managed accounts:
Derivatives	$—	$24,085	$—	$24,085
Investments sold, but not yet purchased, at fair value:
Fixed income securities	4,525	7,568	—	12,093
Common and preferred stocks	150,082	1,856	—	151,938
Real estate investment trusts	1,090	—	—	1,090

Total investment liabilities at fair value	$155,697	$33,509	$—	$189,206

Transfers Between Levels of the Fair Value Hierarchy

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur.

During the year ended December 2013, transfers into level 2 from level 1 of investments were $8.3 million, reflecting transfers of preferred stock due to decreased market activity in these instruments. During the year ended December 2013, transfers into level 1 from level 2 of investments were $1.9 million, reflecting transfers of U.S government and federal agency obligations, due to increased market activity in these instruments.

During the year ended December 2012, transfers into level 2 from level 1 of investments were $2.2 million, primarily reflecting transfers of non-U.S. government obligations, due to decreased market activity in these instruments. During the year ended December 2012, transfers into level 1 from level 2 of investments were $1.3 million, reflecting transfers of short non-U.S. sovereign debt due to increased market activity in these instruments.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Level 3 Rollforward

The tables below present changes in fair value for all investment assets categorized as level 3 as of the end of the period:

	Level 3 Investment Assets at Fair Value for the
	Year Ended December 2013
in thousands	Stable Value Fund	Fixed Income Securities	Common and Preferred Stock	Derivative Assets	Total
Balance, beginning of year	$556,550	$62,160	$2,223	$—	$620,933
Net realized gains[1]	—	4,264	59	44	4,367
Net unrealized gains/(losses) relating to instruments still held at year-end[1]	—	2,865	(542)	354	2,677
Purchases	6,527	32,956	11,817	42	51,342
Sales	(563,077)	(20,070)	(59)	—	(583,206)
Settlements	—	(10,334)	—	(44)	(10,378)
Transfers into level 3	—	9,931	—	358	10,289
Transfers out of level 3	—	(1,440)	—	—	(1,440)

Balance, end of year	$—	$80,332	$13,498	$754	$94,584

[1]	Gains and losses (realized and unrealized) are included in “Net appreciation in the fair value of investments” in the statement of changes in net assets available for benefits.

Transfers into level 3 of $10.3 million during 2013 primarily reflected transfers of bank loans, included in fixed income securities, from level 2 primarily due to reduced price transparency as a result of a lack of market evidence, including market transactions in these instruments.

Transfers out of level 3 of $1.4 million during 2013 primarily reflected transfers of certain collateralized loan obligations and bank loans, included in fixed income securities, into level 2 primarily due to increased price transparency as a result of market evidence, including market transactions in these instruments.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

	Level 3 Investment Assets at Fair Value for the
	Year Ended December 2012
in thousands	Stable Value Fund	Fixed Income Securities	Common and Preferred Stock	Total
Balance, beginning of year	$596,195	$36,710	$2,215	$635,120
Net realized gains[1]	—	2,591	—	2,591
Net unrealized gains relating to instruments still held at year-end[1]	5,922	7,577	30	13,529
Purchases	6,439	28,053	—	34,492
Sales	(52,006)	(11,739)	(22)	(63,767)
Settlements	—	(6,059)	—	(6,059)
Transfers into level 3	—	5,027	—	5,027

Balance, end of year	$556,550	$62,160	$2,223	$620,933

[1]	Gains and losses (realized and unrealized) are included in “Net appreciation in the fair value of investments” in the statement of changes in net assets available for benefits.

Transfers into level 3 of $5.0 million during 2012 primarily reflected transfers of certain collateralized loan obligations and bank loans, included in fixed income securities, from level 2 primarily due to a reduced price transparency as a result of a lack of market evidence, including market transactions in these instruments.

Except for the Plan’s Stable Value Fund (see Note 5) which was closed effective June 1, 2013, level 3 investments are valued primarily using unadjusted broker quotations.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 5.

Description of the Plan’s Investment Contracts

Fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value rather than contract value with an offsetting asset or liability in the statements of net assets available for benefits to reconcile to contract value. The statements of changes in net assets available for Plan benefits are prepared on a contract value basis.

Effective June 1, 2013, the Plan’s Stable Value Fund (the Stable Value Fund) was closed, and its underlying synthetic guaranteed investment contracts (GICs) were terminated. All assets remaining in the Stable Value Fund as of such date were liquidated and transferred at fair value, which equaled contract value, to other investment options under the Plan.

The Stable Value Fund invested in synthetic GICs, each with similar characteristics. A synthetic GIC, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around a portfolio of bonds or other fixed income securities that are owned by the Stable Value Fund. The assets underlying the Stable Value Fund’s wrap contracts were interests in fixed income collective trust funds (Dwight1 Term Funds 2012-2016) and separately managed account bond portfolios (managed by PIMCO and BlackRock, respectively). The wrap contracts were obligated to provide an interest crediting rate not less than zero. These contracts provided that realized and unrealized gains and losses on the underlying assets were not reflected immediately in the net assets of the Stable Value Fund, but rather were amortized over the duration of the underlying assets or other amortization period agreed upon by the investment manager and wrap provider, through adjustments to the future interest crediting rate. The issuer guaranteed that all qualified participant withdrawals would occur at contract value.

The Stable Value Fund owned units of the Goldman Sachs Financial Square Money Market Fund, which served as the Stable Value Fund’s short-term liquidity vehicle.

Crediting Rate Calculation Methodology

The Stable Value Fund used the following formula to calculate future crediting rates for the wrap contracts:

CR = [(1+Y)*(MV/CV) ^ (1/D)]-1-Fees

CR = crediting rate

MV = market value of underlying assets

CV = contract value

D = weighted average duration of the portfolio or other amortization period agreed upon by the investment manager and the wrap provider

Y = weighted average annual effective yield to maturity of the underlying portfolio

Fees = annualized % charge for wrap provider and investment management fees

The net crediting rate reflected fees paid to wrap contract issuers and other fees agreed upon by the investment manager and the wrap provider.

1	Effective May 15, 2012, Goldman Sachs Asset Management, L.P. (GSAM) acquired Dwight Asset Management Company LLC (Dwight), the investment manager of the Plan’s Stable Value Fund.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Average Yield Calculation

The table below presents the average yields earned by the Stable Value Fund.

	Year Ended December
	2013		2012
Based on actual earnings[1]	0.07%		0.54%
Based on interest rate credited to participants[2]	6.41%	[3]	0.96%

1

Computed by dividing the annualized one-day actual earnings of the Stable Value Fund on the last day of the Plan Year, or June 1 for 2013, by the fair value of the investments of the Stable Value Fund on the same date.

2

Computed by dividing the annualized one-day earnings credited to participants in the Stable Value Fund on the last day of the Plan Year, or June 1 for 2013, by the fair value of the investments of the Stable Value Fund on the same date.

3

Rate is for the period January 1, 2013 through June 1, 2013 (the date on which the Stable Value Fund was closed). In connection with the Stable Value Fund’s closure, the interest rate credited to participants for the period reflects the amortization of realized gains associated with the redemption of the Stable Value Fund’s underlying investments.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 6.

Related Party Transactions

An affiliate of the firm manages several mutual fund investment options within the Plan. These investments include the Goldman Sachs Financial Square Treasury Obligations Fund, Goldman Sachs Financial Square Money Market Fund, Goldman Sachs Short Duration Government Fund, Goldman Sachs Core Fixed Income Fund, Goldman Sachs High Yield Fund, Goldman Sachs Large Cap Value Fund, and Goldman Sachs Mid Cap Value Fund, each of which is an investment company registered under the Investment Company Act of 1940. In 2012, the Goldman Sachs Capital Growth Fund, the Goldman Sachs Growth Opportunities Fund, and the Goldman Sachs Real Estate Securities Fund were removed as investment options within the Plan. No fees were paid for the years ended December 2013 and December 2012, or were payable by the Plan as of December 2013 and December 2012, for investment management services relating to any of these funds; however, investment advisory fees may be paid from the funds to the firm or its affiliates.

In addition, an affiliate of the Trustee manages several investment options within the Plan. These investments include the S&P 500 Flagship Securities Non-Lending Fund, S&P Mid Cap Index Securities Non-Lending Fund, Russell 2000 Index Securities Non-Lending Fund, and Emerging Markets Index Securities Non-Lending Fund, each of which is a bank collective trust fund. Fees associated with the management of these funds qualify as party-in-interest transactions. An affiliate of the Trustee also served as a counterparty to one of the Plan’s synthetic GICs prior to June 1, 2013 (date which the Stable Value Fund was closed).

The Plan offers as an investment option the Company Stock Fund, which primarily invests in shares of the firm’s common stock. As of December 2013 and December 2012, the Plan’s interest in the Company Stock Fund represented 643,414 and 670,226 shares of the firm’s common stock with a fair market value of $114.1 million and $85.5 million respectively. Purchases of $4.5 million and $5.7 million and sales of $8.8 million and $7.2 million of the firm’s common stock were made through the Company Stock Fund during the years ended December 2013 and December 2012, respectively. The Company Stock Fund is managed by an affiliate of the Trustee.

GSAM Stable Value, LLC (GSAM Stable Value, formerly called Dwight), an affiliate of the firm, managed the Stable Value Fund. Effective May 15, 2012 (the date in which GSAM acquired Dwight), the Plan was no longer required to pay fees to GSAM Stable Value for acting as the stable value manager. Because this investment option included collective trust funds that were subadvised by GSAM Stable Value and sponsored by Goldman Sachs Trust Company, N.A. (GSTC), these investments were classified as Related Party Transactions following GSAM’s acquisition of GSAM Stable Value. Investment advisory fees were permitted to be paid from the collective trust funds to GSTC, and were permitted to be shared with GSAM Stable Value and other affiliates.

Effective June 1, 2013, GSAM Stable Value also manages a laddered fixed income investment option in the Plan. No fees are paid to GSAM Stable Value for acting as the laddered fixed income investment manager. Because this investment option includes collective investment funds that are subadvised by GSAM Stable Value and sponsored by GSTC, these investments are classified as Related Party Transactions. Investment advisory fees are permitted to be paid from the collective investment funds to GSTC, and may be shared with GSAM Stable Value and other affiliates.

Effective June 1, 2013, GS Bank, an affiliate of the firm, has a deposit obligation under the Plan’s bank deposit investment option to the Plan. No fees were paid for the year ended December 2013, or were payable by the Plan as of December 2013, for bank deposit obligations.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 7.

Plan Termination

The firm intends to continue the Plan indefinitely but reserves the right to discontinue or amend the Plan at any time subject to the provisions of ERISA. In the event of discontinuance, affected participants will become fully vested in the Firm Contributions and the related investment income as required by ERISA.

Note 8.

Income Tax Status

The Internal Revenue Service has determined and informed the firm by a letter dated November 20, 2012, that the Plan and Master Trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since the receipt of the letter, Plan management believes that the Plan continues to be designed and operated in all material respects in compliance with the applicable requirements of the Internal Revenue Code.

Note 9.

Reconciliation of Financial Statements to Form 5500

The tables below present the reconciliations from the Plan’s financial statements to the Form 5500.

	As of December
in thousands	2013	2012
Net assets available for benefits, per statements of net assets available for benefits	$6,343,208	$5,419,780
Add adjustment from contract value to fair value	—	6,740
Reduce by amounts allocated to withdrawing participants	(23,251)	(29,402)

Net assets, per the Form 5500	$6,319,957	$5,397,118

	Year Ended December
in thousands	2013	2012
Benefits paid, per statements of changes in net assets available for benefits	$371,302	$377,169
Add amounts allocated to withdrawing participants, end of year	23,251	29,402
Reduce for amounts allocated to withdrawing participants, beginning of year	(29,402)	(29,732)

Benefits paid to participants, per the Form 5500	$365,151	$376,839

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 2013 and December 2012, but had not yet been paid as of that date.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

	Year Ended December
in thousands	2013	2012
Total net appreciation, per statements of changes in net assets available for benefits	$852,391	$557,960
Reduce prior year adjustments from fair value to contract value for fully benefit-responsive investment contracts	(6,740)	(818)
Add adjustments from contract value to fair value for fully benefit-responsive investment contracts	—	6,740

Total net appreciation, per the Form 5500	$845,651	$563,882

Note 10.

Financial Instruments with Off-Balance Sheet Risk

In accordance with the investment strategy of the separately managed accounts, the Plan’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance sheet market and credit risk, including derivatives. Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be privately negotiated contracts, which are usually referred to as over-the-counter (OTC) derivatives, or they may be listed and traded on an exchange (exchange-traded). The Plan enters into various types of derivatives, including:

•	Futures and Forwards. Contracts that commit counterparties to purchase or sell financial instruments, commodities or currencies in the future.

•

Swaps. Contracts that require counterparties to exchange cash flows such as currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, financial instruments, commodities, currencies or indices.

•

Options. Contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments, commodities or currencies within a defined time period for a specified price.

Market risk includes risk that arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. In many cases, these financial instruments serve to reduce, rather than increase, the Plan’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The investment managers may limit the Plan’s market risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Plan receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Plan bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Plan once it has paid its cash premium.

The Plan is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Plan to perform and do not give rise to any counterparty credit risk.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Derivatives are accounted for at fair value. Derivatives are recorded on a gross basis in the statements of net assets available for benefits. The tables below present the fair value and the notional amount of derivative contracts by major product type on a gross basis. Gross fair values exclude the effects of both counterparty netting and collateral, and therefore are not representative of the Plan’s exposure. The tables below also present the amounts of counterparty netting and collateral that have not been offset in the statements of net assets available for benefits. Notional amounts, which represent the sum of gross long and short derivative contracts, provide an indication of the volume of the Plan’s derivative activity; however, they do not represent anticipated losses.

in thousands	As of December 2013
	Derivative	Derivative	Notional
Type of Derivative Exposure	Assets	Liabilities	Amount
Interest rates	$515	$670	$210,802
Credit	1,072	1,651	42,515
Currencies	4,568	4,325	277,801
Commodities	535	585	71,888
Equities	26,274	25,135	1,807,849

Gross fair value/notional amount of derivatives	$32,964	$32,366	$2,410,855

Amounts that have not been offset in the statement of net assets available for benefits:
Counterparty netting	(14,193)	(14,193)
Collateral received/posted	(736)	(9,396)

Total	$18,035	$8,777

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

in thousands	As of December 2012
	Derivative	Derivative	Notional
Type of Derivative Exposure	Assets	Liabilities	Amount
Interest rates	$991	$1,036	$315,851
Credit	3,511	1,684	84,346
Currencies	3,583	3,815	226,956
Commodities	108	104	15,245
Equities	19,729	17,446	528,172

Gross fair value/notional amount of derivatives	$27,922	$24,085	$1,170,570

Amounts that have not been offset in the statement of net assets available for benefits:
Counterparty netting	(13,364)	(13,364)
Collateral received/posted	(1,058)	(4,037)

Total	$13,500	$6,684

The table below presents the Plan’s net appreciation/(depreciation) in the fair value of derivatives (including gains and losses on derivatives bought, sold, and held during the year):

	Appreciation/(Depreciation)
in thousands	for the Year Ended December
Type of Derivative Exposure	2013	2012
Interest rates	$2,792	$11,754
Credit	(562)	(2,533)
Currencies	(1,078)	(2,224)
Commodities	145	314
Equities	(5,971)	3,531

Total	$(4,674)	$10,842

The Plan’s investment managers enter into various derivative transactions that are considered credit derivatives under U.S. GAAP. The Plan’s written and purchased credit derivatives include credit default swaps and total return swaps. Substantially all of the Plan’s written and purchased credit derivative transactions are with financial institutions and are subject to stringent collateral thresholds.

Investments sold, but not yet purchased as of December 2013 and December 2012, involve obligations to deliver specified securities at contracted prices and thereby create a liability (see Note 3) to purchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance sheet risk as the Plan’s ultimate obligation to satisfy the sale of financial instruments sold, but not yet purchased, may exceed the amount recognized in the financial statements.

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
Bank Deposits
GS BANK DEPOSIT	266,525,724	$266,525,724

Total Bank Deposits	266,525,724	$266,525,724

Collective Trusts
STATE STREET GLOBAL ADVISORS/S&P 500 FLAGSHIP SECURITIES NON-LENDING FUND	18,100,364	$685,714,178
STATE STREET GLOBAL ADVISORS/EMERGING MARKETS INDEX SECURITIES NON-LENDING FUND	5,796,472	154,157,175
STATE STREET GLOBAL ADVISORS/S&P MID CAP INDEX SECURITIES NON-LENDING FUND	6,660,145	159,823,493
STATE STREET GLOBAL ADVISORS/RUSSELL 2000 INDEX SECURITIES NON-LENDING FUND	7,358,586	155,987,310
BLACKROCK/EQUITY VALUE FUND	6,180,965	136,376,816
BLACKROCK/EQUITY GROWTH FUND	6,072,671	105,097,282
BLACKROCK/20+ TREASURY BOND FUND	885,490	28,238,733
BLACKROCK/LIFEPATH INDEX ET NL FUND	1,270,452	13,728,124
BLACKROCK/LIFEPATH INDEX 2015 NL FUND	1,459,672	15,963,852
BLACKROCK/LIFEPATH INDEX 2020 NL FUND	3,204,210	35,950,600
BLACKROCK/LIFEPATH INDEX 2025 NL FUND	5,527,561	63,400,567
BLACKROCK/LIFEPATH INDEX 2030 NL FUND	5,563,707	65,026,379
BLACKROCK/LIFEPATH INDEX 2035 NL FUND	6,853,528	81,461,715
BLACKROCK/LIFEPATH INDEX 2040 NL FUND	7,804,570	94,137,167
BLACKROCK/LIFEPATH INDEX 2045 NL FUND	8,455,701	103,506,231
BLACKROCK/LIFEPATH INDEX 2050 NL FUND	6,427,295	79,704,886

Total Collective Trusts	97,621,389	$1,978,274,509

Mutual Funds
GOLDMAN SACHS FINANCIAL SQUARE MONEY MARKET FUND	380,216,638	$380,216,638
GOLDMAN SACHS MID CAP VALUE FUND	7,894,035	350,731,994
GOLDMAN SACHS HIGH YIELD FUND	20,863,643	148,966,409
VANGUARD INFLATION-PROTECTED SECURITIES FUND	7,799,408	80,879,860
WESTERN ASSET CORE PLUS BOND FUND	7,720,300	86,390,154
GOLDMAN SACHS LARGE CAP VALUE FUND	7,370,632	123,752,906
GOLDMAN SACHS SHORT DURATION GOVERNMENT FUND	6,912,069	70,157,504
GOLDMAN SACHS CORE FIXED INCOME FUND	4,886,918	50,286,386
GOLDMAN SACHS FINANCIAL SQUARE TREASURY OBLIGATIONS FUND	71,623,564	71,623,564
ASHMORE EMERGING MARKETS LOCAL CURRENCY BOND FUND	2,951,061	26,441,510
DODGE & COX INTERNATIONAL STOCK FUND	970,911	41,788,004
GMO INTERNATIONAL INTRIN IV	8,412,525	214,855,888

Total Mutual Funds	527,621,704	$1,646,090,817

Managed Accounts
Collective Trusts
DWIGHT TERM FUND 2013	643	6,608,769
DWIGHT TERM FUND 2014	3,083	$32,532,439
DWIGHT TERM FUND 2015	3,165	34,139,706
DWIGHT TERM FUND 2016	3,421	35,508,838
DWIGHT TERM FUND 2017	3,323	32,985,059

Total Collective Trusts	13,635	$141,774,811

Mutual Funds
PIMCO FDS SHORT TERM FLTG NAV	702,123	$7,028,251

Total Mutual Funds	702,123	$7,028,251

Common Stock
21VIANET GROUP INC-ADR	5,934	$139,568
3D SYSTEMS CORP	(13,056)	(1,213,294)
3M CO	7,970	1,117,793
500.COM LTD-CLASS A-ADR	2,210	78,168
AAC TECHNOLOGIES HOLDINGS IN	148,415	720,661
ABBOTT LABORATORIES	18,025	690,898
ACCENTURE PLC CL A	500	41,110
ACCESS MIDSTREAM PARTNERS LP	1,528	86,454
ACE LTD	(2,251)	(233,046)
ACTAVIS PLC	50,384	8,464,512
ACUITY BRANDS INC	16,610	1,815,805
ADIDAS AG	(8,690)	(1,106,369)
ADOBE SYSTEMS INC	115,210	6,898,743
ADT CORP/THE	(23,270)	(941,737)
ADVANCE PURCHASE	89,000	8,900,000
ADVANCED MICRO DEVICES	(203,470)	(787,429)
AERIE PHARMACEUTICALS INC	19,000	341,240
AEROPOSTALE INC	21,300	193,617
AETNA INC	100	6,859
AFRICAN BANK INVESTMENTS LTD	182,629	210,114
AGCO CORP	(3,153)	(186,626)
AGILE PROPERTY HOLDINGS LTD	152,000	162,893
AGIOS PHARMACEUTICALS INC	8,216	196,773
AHERN RENTALS INC CVR	547	547

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
AIA GROUP LTD	1,812,200	9,091,277
AIR LIQUIDE SA	27,400	3,881,298
AIR METHODS CORP	(2,108)	(122,812)
AIR PRODUCTS + CHEMICALS INC	64,341	7,192,037
AIRASIA BHD	309,102	207,609
AIRGAS INC	100	11,185
AK STEEL HOLDING CORP	28,600	234,520
AKAMAI TECHNOLOGIES INC	9,500	448,210
AKFEN HOLDING A S	64,104	126,806
ALCOA INC	(127,105)	(1,351,126)
ALEXANDER + BALDWIN INC	32,750	1,366,658
ALEXION PHARMACEUTICALS INC	24,199	3,219,919
ALIOR BANK SA	9,701	261,923
ALL AMERICA LATINA LOGISTICA	183,700	510,786
ALLEGION PLC	71,675	3,167,318
ALLERGAN INC	47,000	5,220,760
ALLETE INC	18,100	902,828
ALLIANCE DATA SYSTEMS CORP	1,900	499,567
ALLIANZ SE REG	22,700	4,077,277
ALLIANZ SE-REG	(4,400)	(788,216)
ALLSCRIPTS HEALTHCARE SOLUTI	91,920	1,421,083
ALLY PRIV	141	1,050,450
ALPHA NATURAL RESOURCES INC	(69,514)	(496,330)
ALROSA AO	693,059	753,432
ALTISOURCE PORTFOLIO SOL	42,199	6,694,027
ALTRA INDUSTRIAL MOTION CORP	17,800	609,116
AMADEUS IT HOLDING SA-A SHS	84,700	3,622,303
AMAZON.COM INC	15,100	6,021,729
AMBEV SA-SPN ADR	141,750	1,041,863
AMBUJA CEMENT REG S GDR	70,373	208,023
AMBUJA CEMENTS LTD	212,864	628,044
AMERICA MOVIL ADR SERIES L	79,426	1,856,186
AMERICA MOVIL-ADR SERIES L	(48,099)	(1,124,074)
AMERICAN AIRLINES GROUP INC	(287,956)	(7,270,889)
AMERICAN AIRLINES GROUP INC	99,985	2,524,621
AMERICAN EXPRESS CO	15,200	1,379,096
AMERICAN INTERNATIONAL GROUP	408,192	20,838,202
AMERICAN WOODMARK CORP	50,843	2,009,824
AMERIPRISE FINANCIAL INC	5,400	621,270
AMERIS BANCORP	61,713	1,302,761
AMERISOURCEBERGEN CORP	700	49,217
AMETEK INC	39,011	2,054,709
AMOREPACIFIC CORP	339	321,220
AMR CORP	237,719	3,181,629
AMR CORP EXP	74,074	991,406
ANACOR PHARMACEUTICALS INC	33,825	567,584
ANADOLU EFES BIRACILIK VE	80,896	875,416
ANDHRA BANK	154,846	157,087
ANGLO AMERICAN PLC	263,077	5,751,865
ANHEUSER BUSCH INBEV SPN ADR	27,400	2,917,004
ANHEUSER-BUSCH INBEV NV	17,652	1,874,261
ANHEUSER-BUSCH INBEV NV COR USD	36,072	3,832,019
ANHEUSER-BUSCH INBEV SPN ADR	41,121	4,377,742
ANHUI CONCH CEMENT CO LTD H	440,381	1,632,881
ANSYS INC	10,234	892,405
APACHE CORP	9,120	783,773
APOGEE ENTERPRISES INC	11,615	417,095
APPLE INC	14,605	8,194,544
APPLIED INDUSTRIAL TECH INC	16,370	803,603
APPLIED MATERIALS INC	163,646	2,894,898
APPLIED MICRO CIRCUITS CORP	33,200	444,216
ARATANA THERAPEUTICS INC	15,480	295,668
ARCELOR MITTAL STEEL COMPANY N.V.	(95,519)	(1,704,059)
ARCELORMITTAL	140,235	2,500,916
ARENA PHARMACEUTICALS INC	87,470	511,700
ARGO GROUP INTERNATIONAL	9,000	418,410
ARISTOCRAT LEISURE LTD	7,434	31,138
ARM HOLDINGS PLC	160,000	2,912,348
ARM HOLDINGS PLC SPONS ADR	42,579	2,330,774
ARMOUR ENERGY LTD	179,581	31,275
ASBURY AUTOMOTIVE GROUP	12,649	679,757
ASM PACIFIC TECHNOLOGY	94,471	789,517
ASML HOLDING NV	3,770	352,523
ASML HOLDING NV-NY REG SHS	2,137	200,237
ASSURED GUARANTY LTD	74,752	1,763,400
ASTRAZENECA PLC-SPONS ADR	(7,905)	(469,320)
AT&T INC	(83,397)	(2,932,239)
ATHENAHEALTH INC	16,557	2,226,917
ATHLON ENERGY INC	18,595	562,499
ATLAS AIR WORLDWIDE HOLDINGS	5,625	231,469
ATLAS COPCO AB A SHS	72,400	2,009,921

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
ATLAS ENERGY LP	(3,162)	(148,140)
ATLAS ENERGY LP	197,432	9,249,689
ATLAS PIPELINE PARTNERS LP	177,500	6,221,375
ATLAS RESOURCE PARTNERS LP	313,337	6,417,142
ATWOOD OCEANICS INC	(3,757)	(200,586)
AURIZON HOLDINGS LTD	60,565	263,962
AUTODESK INC	43,143	2,171,176
AUTONATION INC	47,432	2,356,896
AUTOZONE INC	(2,449)	(1,170,475)
AUXILIUM PHARMACEUTICALS INC	13,600	282,064
AVAGO TECHNOLOGIES LTD	23,650	1,250,588
AVANIR PHARMACEUTICALS INC A	47,500	159,600
AVIS BUDGET GROUP INC	(23,760)	(960,379)
AVON PRODUCTS INC	(12,734)	(219,279)
AXIS BANK LTD	68,766	1,445,248
B/E AEROSPACE INC	36,892	3,210,711
BAIDU INC - SPON ADR	47,353	8,423,152
BANCO BILBAO VIZCAYA ARGENTA	195,000	2,404,329
BANCO MACRO SA ADR	11,741	284,954
BANCO SANTANDER BRASIL UNIT	134,428	796,568
BANCO SANTANDER BRASIL ADS	259,161	1,580,882
BANCOLOMBIA S.A. SPONS ADR	10,388	509,220
BANCOLOMBIA SA	24,800	305,764
BANK OF AMERICA CORP	(12,753)	(198,564)
BANK OF MONTREAL	(19,210)	(1,280,486)
BANK OF NEW YORK MELLON CORP	(12,785)	(446,708)
BANK PEKAO SA REG S GDR	26,300	1,627,970
BANK TABUNGAN PENSIUNAN NASL	139,000	49,113
BARRICK GOLD CORP	(1,754)	(30,923)
BAXTER INTERNATIONAL INC	9,000	625,950
BAYERISCHE MOTOREN WERKE AG	26,680	3,133,002
BB&T CORP	(2,222)	(82,925)
BEAZER HOMES USA INC	(3,125)	(76,313)
BECTON DICKINSON & CO	(3,655)	(403,841)
BECTON DICKINSON AND CO	1,000	110,490
BELL ALIANT INC	(18,684)	(469,869)
BELLE INTERNATIONAL HOLDINGS	501,000	579,587
BG GROUP PLC	(46,300)	(994,890)
BG GROUP PLC	99,400	2,136,089
BIDVEST GROUP LTD	60,325	1,545,599
BIG C SUPERCENTER PCL FORGN	71,800	402,045
BIG C SUPERCENTER PCL NVDR	48,900	273,816
BIOCRYST PHARMACEUTICALS INC	63,010	478,876
BIOGEN IDEC INC	8,500	2,377,875
BLACK HILLS CORP	11,500	603,865
BLACKBERRY LTD	(241,198)	(1,794,513)
BLOOMIN BRANDS INC	25,940	622,819
BLUESTONE GLOBAL LTD	362,286	2,912
BOEING CO/THE	14,400	1,965,456
BOISE CASCADE CO	29,400	866,712
BOND STREET HOLDINGS LLC-A	60,000	900,000
BOND STREET HOLDINGS LLC-B	40,000	560,000
BORGWARNER INC	58,354	3,262,572
BOSTON SCIENTIFIC CORP	454,590	5,464,172
BOYD GAMING CORP	16,668	187,682
BP PLC-SPONS ADR	(12,649)	(614,868)
BRIDGE CAPITAL HOLDINGS	31,000	636,740
BRIGGS + STRATTON	25,690	559,014
BROADCOM CORP-CL A	2,574	76,306
BROOKFIELD OFFICE PROPERTIES	22,757	438,072
BUFFALO WILD WINGS INC	4,600	677,120
BUNGE LTD	33,470	2,748,222
BURGER KING WORLDWIDE INC	13,815	315,811
C.H. ROBINSON WORLDWIDE INC	(39,816)	(2,323,264)
CABELA S INC	13,309	887,178
CABELAS INC CL A	(9,572)	(638,070)
CABOT CORP	15,605	802,097
CABOT OIL + GAS CORP	52,584	2,038,156
CACI INTERNATIONAL INC CL A	7,620	557,936
CADENCE PHARMACEUTICALS INC	45,655	413,178
CAE INC	(16,800)	(213,537)
CAESARS ACQUISITION CO-CL A	163,564	1,972,582
CAESARS ENTERTAINMENT CORP	242,100	5,214,834
CALAMP CORP	29,200	816,724
CALIX NETWORKS INC	125,305	1,207,940
CALLON PETROLEUM CO	84,235	550,055
CALPINE CORP	93,450	1,823,209
CAMERON INTERNATIONAL CORP	77,902	4,637,506
CAMPBELL SOUP CO	(15,100)	(653,528)
CAN IMPERIAL BK OF COMMERCE	(20,598)	(1,758,823)
CANADIAN NATL RAILWAY CO	(19,856)	(1,131,319)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
CANADIAN NATL RAILWAY CO	44,800	2,554,496
CANADIAN NATURAL RESOURCES	(13,040)	(440,924)
CANADIAN PACIFIC RAILWAY LTD	64,031	9,678,056
CAPITAL ONE FINANCIAL CORP	104,950	8,040,220
CAPITALAND LTD	170,000	408,032
CAPITEC BANK HOLDINGS LTD	10,226	203,344
CAPMARK FINANCIAL GROUP INC	113,234	469,921
CARBO CERAMICS INC	(1,837)	(214,066)
CARBONITE INC	26,230	310,301
CARDINAL HEALTH INC	2,200	146,982
CARDTRONICS INC	23,931	1,039,802
CARNIVAL CORP	13,103	526,348
CARRIZO OIL + GAS INC	11,250	503,663
CATAMARAN CORP	38,250	1,815,421
CATHAY GENERAL BANCORP	52,910	1,414,284
CBS CORP-CLASS B NON VOTING	114,610	7,305,241
CCR SA	77,062	580,435
CELESIO AG	(8,287)	(262,076)
CELGENE CORP	50,950	8,608,512
CEMBRA MONEY BANK AG	9,157	600,541
CEMBRA MONEY BANK AG 144A	4,510	295,734
CEMEX SAB-SPONS ADR PART CER	81,403	962,997
CENTERPOINT ENERGY INC	72,167	1,672,831
CENTRAL PATTANA PUB CO FOREI	1,204,612	1,503,016
CEPHEID INC	72,093	3,368,185
CERNER CORP	57,462	3,202,932
CFR PHARMACEUTICALS SA	897,507	201,553
CFS RETAIL PROPERTY TRUST	23,598	40,992
CGI GROUP INC - CLASS A	(6,908)	(230,982)
CHAILEASE HOLDING CO LTD	12,000	31,549
CHART INDUSTRIES INC	12,713	1,215,871
CHARTER COMMUNICATION-A	9,826	1,343,804
CHEESECAKE FACTORY INC/THE	13,750	663,713
CHEMED CORP	(9,080)	(695,710)
CHENIERE ENERGY PARTNERS LP	4,000	75,000
CHEVRON CORP	(2,108)	(263,310)
CHIMERA INVESTMENT CORP	2,764,100	8,568,710
CHINA CINDA ASSET MANAGEME-H	6,309,000	3,937,887
CHINA DAYE NON-FERROUS METAL	27,000	679
CHINA FOODS LTD	341,460	144,885
CHINA LIFE INSURANCE CO H	182,000	569,208
CHINA MEDICAL TECH-SPON ADR	9,062	23,561
CHINA MENGNIU DAIRY CO	214,000	1,017,043
CHINA MERCHANTS BANK H	753,945	1,606,342
CHINA MERCHANTS LAND LTD	114,000	27,933
CHINA MINSHENG BANKING - H-SHRS	(15,500)	(17,210)
CHINA MOBILE LTD	110,198	1,140,531
CHINA OVERSEAS LAND + INVEST	453,251	1,274,335
CHINA PETROLEUM & CHEM-ADR	(2,141)	(175,926)
CHINA PETROLEUM & CHEMICAL-H	(13,000)	(10,612)
CHINA PIONEER PHARMA HOLDING	98,000	42,338
CHINA RESOURCES ENTERPRISE	581,377	1,930,738
CHINA RESOURCES LAND LTD	26,000	64,444
CHINA RESOURCES POWER HOLDINGS	176,000	417,172
CHINA UNICOM HONG KONG LTD	(30,000)	(44,878)
CHINA UNICOM HONG KONG-ADR	(10,875)	(163,778)
CHIPOTLE MEXICAN GRILL INC	6,184	3,294,712
CHIYODA CORP	(5,000)	(72,467)
CHROMA ATE INC	99,268	208,172
CHUBB CORP	(5,602)	(541,321)
CHURCHILL DOWNS INC	13,123	1,176,477
CIGNA CORP	42,422	3,711,077
CIMAREX ENERGY CO	7,055	740,140
CIMB GROUP HOLDINGS BHD	302,684	704,153
CIMPOR-CIMENTOS DE PORTUGAL	70,702	257,620
CISCO SYSTEMS INC	(8,432)	(189,130)
CISCO SYSTEMS INC	38,108	855,525
CITI TRENDS INC	25,330	430,610
CITIGROUP INC	225,700	11,761,227
CITRIX SYSTEMS INC	45,882	2,902,037
CLEAN ENERGY FUELS CORP	6,000	77,280
CLECO CORPORATION	3,700	172,494
CLOROX COMPANY	(7,846)	(727,795)
CME GROUP INC	35,525	2,787,292
CNO FINANCIAL GROUP INC	41,675	737,231
COALBANK LTD	261,027	1,632
COBALT INTERNATIONAL ENERGY	35,900	590,555
COCA COLA HBC AG CDI	33,753	985,017
COCA COLA ICECEK AS	14,001	337,236
COCHLEAR LTD	19,200	1,012,085
COGNIZANT TECH SOLUTIONS A	26,376	2,663,448

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
COMCAST CORP CLASS A	19,385	1,007,342
COMCAST CORP-SPECIAL CL A	55,400	2,763,352
COMMSCOPE HOLDING CO INC	21,790	412,485
COMMUNITY HEALTH SYSTEMS INC	54,917	2,156,591
COMMVAULT SYSTEMS INC	25,257	1,891,244
CONAGRA FOODS INC	23,550	793,635
CONCHO RESOURCES INC	4,100	442,800
CONCUR TECHNOLOGIES INC	(11,993)	(1,237,438)
CONCUR TECHNOLOGIES INC	19,816	2,044,615
CONOCOPHILLIPS	(20,979)	(1,482,166)
CONSOLIDATED EDISON INC	(22,446)	(1,240,815)
CONSTELLATION BRANDS INC A	1,800	126,684
CONSTELLATION BRANDS INC-A	(6,721)	(473,024)
CONSTELLATION BRANDS INC-A	1,411	99,306
CONSUMER STAPLES SELECT SECTOR SPDR	(57,839)	(2,485,920)
CONTINENTAL RESOURCES INC/OK	(1,054)	(118,596)
CORE LABORATORIES N.V.	4,130	788,624
CORNERSTONE ONDEMAND INC	13,970	745,160
CORP MOCTEZUMA SER	108,622	331,328
COSTCO WHOLESALE CORP	3,200	380,832
COVANCE INC	17,537	1,544,308
COVIDIEN PLC	4,100	279,210
CREDICORP LTD	900	119,457
CREE INC	(25,410)	(1,588,633)
CREE INC	13,595	850,639
CROWN CASTLE INTL CORP	152,423	11,200,368
CSL LTD	35,300	2,177,835
CTRIP.COM INTERNATIONAL ADR	31,703	1,573,103
CTRIP.COM INTERNATIONAL-ADR	(902)	(44,757)
CU BANCORP	3,548	62,019
CURTISS WRIGHT CORP	14,145	880,243
CVS CAREMARK CORP	8,100	579,717
DABUR INDIA LTD	195,628	539,238
DAI-ICHI LIFE INSURANCE	31,600	527,217
DANAHER CORP	41,300	3,188,360
DASSAULT SYSTEMES SA	34,863	4,334,600
DAUM COMMUNICATIONS CORP	3,476	276,670
DAVITA HEALTHCARE PARTNERS INC	(1,581)	(100,188)
DBS GROUP HOLDINGS LTD	(3,000)	(40,637)
DBS GROUP HOLDINGS LTD	121,000	1,638,761
DCP MIDSTREAM PARTNERS LP	7,379	371,533
DEERE & CO	(1,416)	(129,323)
DELHAIZE GROUP	(14,715)	(873,626)
DELTA AIR LINES INC	54,612	1,500,192
DEMANDWARE INC	16,520	1,059,262
DENBURY RESOURCES INC	214,300	3,520,949
DENSO CORP	15,300	806,487
DEVON ENERGY CORPORATION	10,480	648,398
DEXCOM INC	14,380	509,196
DFC GLOBAL CORP	101,884	1,166,572
DIALOG AXIATA PLC	2,102,970	144,700
DIAMOND OFFSHORE DRILLING	(8,444)	(480,632)
DIAMONDBACK ENERGY INC	27,485	1,452,857
DIGITALGLOBE INC	25,281	1,040,313
DILLARDS INC-CL A	(4,290)	(417,031)
DISCOVER FINANCIAL SERVICES	57,758	3,231,560
DISCOVERY COMMUNICATIONS C	18,000	1,509,480
DISCOVERY LTD	15,381	124,091
DISH NETWORK CORP-A	173,700	10,060,704
DOLBY LABORATORIES INC-CL A	(19,894)	(767,113)
DOLLAR GENERAL CORP	115,825	6,986,564
DOLLAR TREE INC	5,600	315,952
DONGPENG HOLDINGS CO LTD	278,000	89,628
DOOSAN INFRACORE CO LTD	7,070	84,610
DOVER CORP	9,325	900,236
DOW CHEMICAL	16,835	747,474
DR HORTON INC	(71,953)	(1,605,991)
DREAMWORKS ANIMATION SKG A	25,230	895,665
DUN & BRADSTREET CORP	(7,525)	(923,694)
E*TRADE FINANCIAL CORP	354,781	6,967,899
EASTMAN CHEMICAL CO	93,100	7,513,170
EBAY INC	178,515	9,797,384
ECHO GLOBAL LOGISTICS INC	2,725	58,533
ECOLAB INC	13,200	1,376,364
ECOPETROL SA-SPONSORED ADR	786	30,222
E-HOUSE CHINA HOLDINGS-ADS	39,506	595,750
EL PASO ELECTRIC CO	15,820	555,440
ELECTRONIC ARTS INC	(57,433)	(1,317,513)
ELEKTA AB-B SHS	(38,310)	(585,242)
ELI LILLY & CO	(7,872)	(401,472)
ELSWEDY ELECTRIC CO	59,908	270,806

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
EMBOTELLADORA ANDINA ADR B	12,674	357,914
EMC CORP/MASS	(35,271)	(887,066)
ENERGY TRANSFER EQUITY LP	98,932	8,086,702
ENERGY XXI BERMUDA	81,840	2,214,590
ENN ENERGY HOLDINGS LTD	190,000	1,407,770
ENPRO INDUSTRIES INC	12,120	698,718
ENSCO PLC-CL A	(13,321)	(761,695)
ENVESTNET INC	29,700	1,196,910
ENVISION HEALTHCARE HOLDINGS	18,973	673,921
EOG RESOURCES INC	44,020	7,388,317
EPAM SYSTEMS INC	19,055	665,782
EPIZYME INC	8,700	180,960
EQT CORP	7,800	700,284
EQUINIX INC	13,703	2,431,597
ESTERLINE TECHNOLOGIES CORP	9,040	921,718
EURASIA DRILLIN GDR REGS	14,841	667,845
EVERTEC INC	18,565	457,813
EXAR CORP	35,325	416,482
EXELIXIS INC	116,020	711,203
EXLSERVICE HOLDINGS INC	43,689	1,206,690
EXPEDIA INC	33,730	2,349,632
EXPEDITORS INTL OF WASHINGTON	(16,031)	(709,372)
EXPRESS SCRIPTS HOLDING CO	13,740	965,098
EXXON MOBIL CORP	(15,160)	(1,534,192)
F5 NETWORKS INC	14,380	1,306,567
FACEBOOK INC A	38,390	2,098,350
FACEBOOK INC-A	(1,646)	(89,952)
FACTSET RESEARCH SYSTEMS INC	(16,442)	(1,785,272)
FANUC CORP	23,900	4,375,584
FASTENAL CO	(3,879)	(184,291)
FASTENAL CO	8,800	418,088
FBN HOLDINGS PLC	1,274,542	129,885
FCMB GROUP PLC	6,435,956	148,476
FEDEX CORP	43,239	6,216,471
FERRO CORP	105,820	1,357,671
FIBRIA CELULOSE SA SPON ADR	(3,470)	(40,530)
FIBRIA CELULOSE SA-SPON ADR	(6,280)	(73,350)
FIDELITY + GUARANTY LIFE	17,345	328,514
FIDELITY NATIONAL FINL-A	115,946	3,762,448
FIDELITY NATIONAL INFORMATIO	18,663	1,001,830
FIFTH + PACIFIC COS INC	19,500	625,365
FINANCIAL INSTITUTIONS INC	49,350	1,219,439
FINANCIAL SELECT SECTOR SPDR	(38,998)	(852,496)
FIRST COMMONWEALTH FINL CORP	24,900	219,618
FIRST MERCHANTS CORP	68,133	1,550,707
FIRST QUANTUM MINERALS LTD	(25,879)	(466,012)
FIRST QUANTUM MINERALS LTD	182,135	3,281,001
FISERV INC	10,600	625,930
FIVE BELOW	26,540	1,146,528
FIVE PRIME THERAPEUTICS INC	11,060	185,697
FLEETCOR TECHNOLOGIES INC	44,270	5,187,116
FLIR SYSTEMS INC	28,614	861,281
FLOWSERVE CORP	5,500	433,565
FLUOR CORP	(1,354)	(108,713)
FMC CORP	4,100	309,386
FMC TECHNOLOGIES INC	400	20,884
FOMENTO ECONOMICO MEXICA-UBD	54,155	525,071
FOMENTO ECONOMICO MEX-SP ADR	11,950	1,169,547
FORD MOTOR CO	(46,217)	(713,128)
FORESTAR GROUP INC	49,820	1,059,671
FORRESTER RESEARCH INC	29,720	1,137,087
FORTINET INC	101,840	1,948,199
FORTUNE BRANDS HOME + SECURI	54,763	2,502,669
FOSSIL GROUP INC	(2,108)	(252,834)
FOSSIL GROUP INC	16,134	1,935,112
FRANCESCAS HOLDINGS CORP	8,650	159,247
FRANKLIN RESOURCES INC	30,245	1,746,044
FREEPORT-MCMORAN COPPER	132,500	5,000,550
FREESCALE SEMICONDUCTOR LTD	80,486	1,291,800
FRESENIUS MEDICAL CARE AG +	34,620	2,467,760
FRESENIUS SE & CO KGAA	20,200	3,099,465
FRONTIER COMMUNICATIONS CORP	(80,227)	(373,056)
FU SHOU YUAN INTERNATIONAL	37,000	24,478
FUCHS PETROLUB SE	4,500	383,208
FUJI HEAVY INDUSTRIES LTD	29,000	830,421
G III APPAREL GROUP LTD	7,760	572,610
GALLERY MEDIA GROUP LTD	139	194,600
GAMESTOP CORP-CLASS A	(8,190)	(403,439)
GAMING AND LEISURE PROPERTIE	101,500	5,157,215
GANNETT CO	10,400	307,632
GARMIN LTD	(18,100)	(836,039)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
GARMIN LTD	24,753	1,144,084
GARTNER INC	12,426	882,867
GAZPROM OAO SPON ADR	140,200	1,212,730
GENERAL MILLS INC	18,300	913,353
GENERAL MOTORS CO	216,362	8,842,715
GENESCO INC	5,630	411,328
GENOMMA LAB INTERNACIONAL B	340,604	948,177
GENWORTH FINANCIAL INC-CL A	(20,940)	(325,198)
GEOSPACE TECHNOLOGIES CORP	(1,054)	(99,746)
GIGAMON INC	19,370	543,910
GILEAD SCIENCES INC	(84,432)	(6,340,843)
GILEAD SCIENCES INC	48,900	3,674,835
GLAXOSMITHKLINE PLC-ADR	(9,979)	(532,779)
GLOBAL BRASS + COPPER HOLDIN	24,900	412,095
GLOBAL MEDIACOM TBK PT	783,000	122,243
GLOBAL PORTS INV GDR REG S	24,144	337,533
GLOBUS MEDICAL INC A	73,156	1,476,288
GMX RESOURCES INC	8,746	885
GOGO INC	631	15,664
* GOLDMAN SACHS GROUP INC	643,414	114,051,566
GOLDPOLY NEW ENERGY HOLDINGS	1,246,000	244,241
GOODYEAR TIRE & RUBBER CO	(36,873)	(879,421)
GOOGLE INC CL A	11,400	12,776,094
GRAPHIC PACKAGING HOLDING CO	270,800	2,599,680
GREAT WALL MOTOR COMPANY-H	21,500	118,670
GREE INC	6,700	66,115
GREEN MOUNTAIN COFFEE ROASTE	11,764	889,123
GRIFFON CORP	25,200	332,892
GROUPON INC	52,496	617,878
GRUPO BTG PACTUAL UNIT	44,470	515,337
GRUPO FINANCIERO BANORTE O	198,757	1,386,139
GRUPO FINANCIERO INBURSA O	287,854	811,881
GS RETAIL CO LTD	730	19,414
GT ADVANCED TECHNOLOGIES INC	5,500	47,960
GT CAPITAL HOLDINGS INC	33,350	580,131
GUANGZHOU R&F PROPERTIES - H	42,000	61,421
GUARANTY TRUST BANK	1,405,938	239,348
GUARANTY TRUST BANK GDR REGS	126,563	1,037,817
GUIDEWIRE SOFTWARE INC	26,886	1,319,296
GULF COAST ULTRA DEEP ROYALT	737,126	1,533,222
GULFMARK OFFSHORE INC-CL A	(456)	(21,491)
GUNGHO ONLINE ENTERTAINMENT	9,500	68,302
H&R BLOCK INC	100,702	2,924,386
HALLIBURTON CO	158,100	8,023,575
HANA FINANCIAL GROUP	6,690	278,949
HANOVER INSURANCE GROUP INC/	25,700	1,534,547
HARBINGER GROUP INC	337,300	3,997,005
HARLEY DAVIDSON INC	10,900	754,716
HARRIS CORP	(10,570)	(737,892)
HASBRO INC	(29,054)	(1,598,261)
HAYNES INTERNATIONAL INC	5,720	315,973
HCA HOLDINGS INC	194,784	9,293,145
HD SUPPLY HOLDINGS INC	(1,288)	(30,925)
HD SUPPLY HOLDINGS INC	43,450	1,043,235
HEADWATERS INC	115,205	1,127,857
HEALTH CARE SELECT SECTOR SPDR FUND	(92,210)	(5,112,122)
HEARTLAND PAYMENT SYSTEMS IN	40,815	2,034,220
HEARTWARE INTERNATIONAL INC	9,700	911,412
HEICO CORP CLASS A	16,428	691,947
HELMERICH & PAYNE	(4,570)	(384,246)
HENGAN INTL GROUP CO LTD	(1,500)	(17,719)
HENRY SCHEIN INC	(2,913)	(332,839)
HENRY SCHEIN INC	300	34,278
HERO MOTOCORP LTD	11,666	391,727
HERO SUPERMARKET TBK PT	216,500	43,140
HIKMA PHARMACEUTICALS PLC	8,871	176,458
HITACHI LTD	12,010	90,796
HITTITE MICROWAVE CORP	11,430	705,574
HOLLYFRONTIER CORP	(2,108)	(104,747)
HOME DEPOT INC	47,480	3,909,503
HOME INNS & HOTELS MANAG-ADR	(3,092)	(134,935)
HONEYWELL INTERNATIONAL INC	7,400	676,138
HONG KONG EXCHANGES + CLEAR	87,000	1,449,673
HORMEL FOODS CORP	(7,513)	(339,362)
HOST HOTELS & RESORTS INC	(37,464)	(728,300)
HOTEL SHILLA CO LTD	12,496	789,271
HOVNANIAN ENTERPRISES-A	(109,015)	(721,679)
HSN INC	25,455	1,585,847
HUANENG POWER INTL INC-H	502,000	453,815
HUMANA INC	8,270	853,629
HUNT (JB) TRANSPRT SVCS INC	1,900	146,870

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
HURON CONSULTING GROUP INC	40,752	2,555,965
HYDOO INTERNATIONAL HOLDING	278,000	79,948
HYPERION THERAPEUTICS INC	7,600	153,672
HYUNDAI MOTOR CO	313	70,309
ICICI BANK LTD SPON ADR	72,000	2,676,240
IDACORP INC	8,900	461,376
IDEXX LABORATORIES INC	(8,790)	(934,992)
IGNITE RESTAURANT GROUP INC	22,000	275,000
IHI CORP	181,000	780,454
IHS INC CLASS A	34,535	4,133,840
IIDA GROUP HOLDINGS CO LTD	75,964	1,516,538
ILLINOIS TOOL WORKS	9,435	793,295
ILLUMINA INC	20,472	2,264,613
IMAX CORP	25,900	763,532
IMMUNOGEN INC	16,320	239,414
IMPERIAL OIL LTD	37,200	1,645,356
IMPERVA INC	16,810	809,065
INCYTE CORP	33,345	1,688,257
INDEPENDENT BANK CORP MICH	30,500	366,000
INDOCEMENT TUNGGAL PRAKARSA	581,698	955,954
INDUSTRIAL SELECT SECT SPDR	(21,452)	(1,121,082)
INFOBLOX INC	23,280	768,706
INFOSYS LTD	14,690	827,086
INFOSYS LTD SP ADR	20,944	1,185,430
ING GROEP NV-CVA	122,620	1,702,018
INGERSOLL-RAND PLC	128,861	7,937,838
INGREDION INC	(6,324)	(432,941)
INSURANCE AUSTRALIA GROUP	196,994	1,023,944
INTEL CORP	(68,594)	(1,780,357)
INTERCONTINENTALEXCHANGE GRO	47,833	10,758,598
INTERFACE INC	11,760	258,250
INTERNATIONAL BANCSHARES CRP	21,750	573,983
INTL BUSINESS MACHINES CORP	(4,095)	(768,099)
INTL BUSINESS MACHINES CORP	5,230	980,991
INTL CONTAINER TERM SVCS INC	396,171	910,481
INTL RECTIFIER CORP	29,195	761,114
INTUIT INC	52,200	3,983,904
INTUITIVE SURGICAL INC	920	353,354
INVESCO LTD	31,700	1,153,880
IPG PHOTONICS CORP	(17,401)	(1,350,492)
IPG PHOTONICS CORP	21,761	1,688,871
IPG PHOTONICS CORP LONG	5,400	419,094
IRONWOOD PHARMACEUTICALS INC	28,000	325,080
ISHARES 7-10 YEAR TREASURY B	(7,378)	(732,193)
ISHARES CHINA LARGE-CAP ETF	(71,303)	(2,735,896)
ISHARES DJ US REAL ESTATE	(1,707)	(107,678)
ISHARES MSCI EMERGING MARKET	(65,984)	(2,757,801)
ISHARES RUSSELL 2000	(3,795)	(437,791)
ISHARES RUSSELL 2000 ETF	46,465	5,357,879
ISIS PHARMACEUTICALS INC	56,114	2,235,582
ITAU UNIBANCO HLDNG PREF ADR	258,016	3,501,277
JACCS CO LTD	16,965	81,047
JAPAN AIRLINES CO LTD	1,600	78,868
JAPAN TOBACCO INC	91,432	2,969,499
JGC CORP	83,000	3,257,457
JINKOSOLAR HOLDING CO-ADR	(5,635)	(165,106)
JOHNSON CONTROLS INC	2,200	112,860
JPMORGAN CHASE & CO	131,305	7,678,716
JPMORGAN CHASE + CO	23,817	1,392,818
JUNIPER NETWORKS INC	22,147	499,858
JUST ENERGY GROUP INC	(12,555)	(89,771)
KAISER ALUMINUM CORP	7,180	504,323
KANSAS CITY SOUTHERN	21,891	2,710,763
KAPSTONE PAPER AND PACKAGING	(2,293)	(128,087)
KAR AUCTION SERVICES INC	157,718	4,660,567
KARYOPHARM THERAPEUTICS INC	7,485	171,556
KATANGA MINING LTD	326,280	141,207
KDDI CORP	20,600	1,265,856
KENEDIX INC	24,500	125,886
KENNEDY WILSON HOLDINGS INC	52,994	1,179,117
KEYCORP	(17,531)	(235,266)
KEYENCE CORP	5,200	2,226,345
KIA MOTORS CORPORATION	1,169	62,289
KIMBERLY CLARK CORP	(15,341)	(1,602,521)
KIMBERLY CLARK CORP	9,610	1,003,861
KINDER MORGAN INC	300,902	10,832,472
KIWOOM SECURITIES CO LTD	5,144	246,148
KKR & CO LP	116,600	2,838,044
KKR FINANCIAL HOLDINGS LLC	703,755	8,578,773
KNIGHT TRANSPORTATION INC	14,900	273,266
KODIAK OIL + GAS CORP	55,300	619,913

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
KONINKLIJKE PHILIPS NV	34,226	1,253,934
KOSMOS ENERGY LTD	19,757	220,883
KOTAK MAHINDRA BANK LTD	144,857	1,704,186
KRAFT FOODS GROUP INC	(11,706)	(631,070)
KROGER CO	(10,656)	(421,232)
L BRANDS INC	81,300	5,028,405
L OREAL	18,300	3,220,144
LABORATORY CRP OF AMER HLDGS	(2,704)	(247,064)
LACLEDE GROUP INC/THE	6,793	309,353
LAFARGE MALAYSIA BHD	84,697	221,601
LAKELAND BANCORP INC	108,218	1,338,657
LAMBOO RESOURCES LTD	196,841	29,886
LANDSTAR SYSTEM INC	(8,242)	(473,503)
LANXESS AG	40,000	2,665,931
LAREDO PETROLEUM INC	3,156	87,390
LAS VEGAS SANDS CORP	(413)	(32,573)
LAS VEGAS SANDS CORP	24,700	1,948,089
LATTICE SEMICONDUCTOR CORP	226,980	1,250,660
LENNAR CORP - B SHS	8,187	276,066
LENNAR CORP A	22,600	894,056
LENNAR CORP-CL A	(72,305)	(2,860,386)
LI & FUNG LTD	36,000	46,426
LI NING CO LTD	589,942	467,160
LIBERTY GLOBAL PLC A	900	80,091
LIBERTY GLOBAL PLC-A	15,602	1,388,578
LIBERTY INTERACTIVE CORP A	215,450	6,323,458
LIFEPOINT HOSPITALS INC	2,635	139,233
LINDSAY CORP	(9,010)	(745,578)
LINEAR TECHNOLOGY CORP	10,645	484,880
LINKEDIN CORP A	16,543	3,587,019
LINN ENERGY LLC-UNITS	151,574	4,666,963
LKQ CORP	62,260	2,048,354
LOEWS CORP	(5,012)	(241,779)
LOGITECH INTERNATIONAL- US LINE	(29,662)	(406,073)
LOGITECH INTERNATIONAL-REG	(59,049)	(810,113)
LOJAS RENNER S.A.	18,534	479,209
LONGFOR PROPERTIES	478,967	669,608
LORAL SPACE & COMMUNICATIONS	33,500	2,712,830
LORILLARD INC	(7,179)	(363,832)
LOTTE HIMART CO LTD	355	29,503
LOTTE SHOPPING CO	74	28,395
LOUIS XIII HOLDINGS LTD	66,000	66,474
LOUISIANA PACIFIC CORP	18,960	350,950
LOWE S COS INC	22,100	1,095,055
LPL FINANCIAL HOLDINGS INC	17,893	841,508
LSR GROUP	2,888	53,761
LSR GROUP OJSC GDR REGS	65,157	272,747
LULULEMON ATHLETICA INC	(10,890)	(642,837)
LULULEMON ATHLETICA INC	8,274	488,414
LUPIN LTD	97,065	1,422,903
LUXFER HOLDINGS PLC ADR	31,500	657,090
LVMH MOET HENNESSY LOUIS VUI	8,000	1,461,729
LYONDELLBASELL INDU-CL A	88,400	7,096,752
M/I HOMES INC	38,270	973,972
M3 INC	518	1,298,635
MAGNESITA REFRATARIOS SA	36,897	92,272
MALLINCKRODT PLC	2,108	110,164
MARITIME FINANCE CO.	145,862	2,997,465
MARKETO INC	14,900	552,343
MARRIOTT INTERNATIONAL CL A	6,000	296,160
MARSH + MCLENNAN COS	24,475	1,183,611
MARUTI SUZUKI INDIA LTD	37,031	1,054,864
MASONITE INTERNATIONAL CORP	3,545	212,700
MASTERCARD INC CLASS A	13,825	11,550,235
MATAHARI DEPARTMENT STORE TBK	258,500	233,648
MATERIALS SELECT SECTOR SPDR	(24,132)	(1,115,381)
MAVENIR SYSTEMS INC	40,050	446,958
MAZDA MOTOR CORP	37,000	191,167
MB FINANCIAL INC	62,300	1,999,207
MCDONALD S CORP	7,830	759,745
MCGRAW HILL FINANCIAL INC	50,594	3,956,451
MCKESSON CORP	83,892	13,540,169
MDC PARTNERS INC A	33,098	844,317
MDU RESOURCES GROUP INC	(3,724)	(113,768)
MEASUREMENT SPECIALTIES INC	1,570	95,283
MEDIATEK INC	108,644	1,616,710
MEDICINES COMPANY	16,600	641,092
MEDTRONIC INC	25,845	1,483,245
MEGACABLE HOLDINGS CPO	144,974	488,702
MELCO CROWN ENTERTAINME ADR	23,698	929,436
MELCO CROWN ENTERTAINME-ADR	10,201	400,083

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
MELCO INTERNATIONAL DEVELOP.	181,000	665,244
MERCANTILE BANK CORP	29,508	636,783
MERCHANTS BANCSHARES INC	3,900	130,650
MERITAGE HOMES CORP	(4,503)	(216,099)
MERITOR INC	(3,283)	(34,242)
MERITOR INC	19,325	201,560
METLIFE INC	(2,559)	(137,981)
METLIFE INC	17,860	963,011
METTLER TOLEDO INTERNATIONAL	5,632	1,366,267
MGIC INVESTMENT CORP	(26,862)	(226,715)
MGIC INVESTMENT CORP	184,407	1,556,395
MGM CHINA HOLDINGS LTD	30,400	129,765
MGM RESORTS INTERNATIONAL	128,879	3,031,234
MICHAEL KORS HOLDINGS LTD	1,600	129,904
MICHELIN (CGDE)	59,600	6,330,177
MICROS SYSTEMS INC	(12,440)	(713,683)
MICROSEMI CORP	30,725	766,589
MICROSOFT CORP	160,960	6,024,733
MIDWESTONE FINANCIAL GROUP I	19,593	532,930
MINDRAY MEDICAL INTL LTD ADR	10,896	396,179
MINDRAY MEDICAL INTL LTD-ADR	(33,500)	(1,218,060)
MIRABELA NICKEL LTD	348,846	4,985
MISUMI GROUP INC	48,900	1,537,648
MITSUBISHI CORP	33,100	634,084
MITSUBISHI ESTATE CO LTD	64,000	1,915,037
MITSUBISHI HEAVY INDUSTRIES	126,000	779,048
MITSUBISHI UFJ FINANCIAL GRP	410,500	2,705,737
MITSUI & CO LTD	1,400	19,480
MIZUHO FINANCIAL GROUP INC	413,600	895,629
MOL HUNGARIAN OIL AND GAS PL	15,427	1,035,780
MOLSON COORS BREWING CO -B	(20,620)	(1,157,813)
MOLYCORP INC	(112)	(629)
MONDELEZ INTERNATIONAL INC	207,649	7,330,010
MONGOLIAN MINING CORP	877,813	116,608
MONITISE PLC	7,134,961	7,916,860
MONOTARO CO LTD	25,500	518,710
MONSANTO CO	9,570	1,115,384
MONSTER BEVERAGE CORP	2,500	169,425
MOOG INC CLASS A	13,460	914,472
MORGAN STANLEY	71,390	2,238,790
MOTOROLA SOLUTIONS INC	(18,890)	(1,275,075)
MOTOROLA SOLUTIONS INC	144,900	9,780,750
MTN GROUP LTD	(48,730)	(1,007,890)
MTN GROUP LTD	58,500	1,212,142
MURPHY OIL CORP	(3,162)	(205,151)
MYLAN LABS INC	(165,497)	(7,182,570)
MYRIAD GENETICS INC	(30,300)	(635,694)
NAGOYA RAILROAD CO LTD	16,000	46,044
NATIONAL BANK OF CANADA	(18,708)	(1,556,258)
NATIONAL OILWELL VARCO INC	23,616	1,878,180
NATURAL GROCERS BY VITAMIN C	14,100	598,545
NAVER CORP	316	217,300
NAVIDEA BIOPHARMACEUTICALS I	87,139	180,378
NCI BUILDING SYSTEMS INC	57,875	1,015,128
NELNET INC CL A	12,100	509,894
NEONODE INC	36,940	233,461
NESTE OIL OYJ	(15,420)	(304,525)
NESTLE SA SPONS ADR	60,600	4,459,554
NETFLIX INC	2,100	773,157
NEW CHINA LIFE INSURANCE C-H	107,500	360,445
NEW RESIDENTIAL INVESTMENT	306,915	2,050,192
NEW WORLD DEPT STORE CHINA	349,840	196,718
NEWCASTLE INVESTMENT CORP	510,815	2,932,078
NEWS CORP - CLASS A	(33,247)	(599,111)
NEWS CORP - CLASS B	33,247	592,794
NIEUWE STEEN INVESTMENTS NV	7,691	48,646
NIGERIAN BREWERIES PLC	780,766	819,572
NIKE INC CL B	45,300	3,562,392
NINE ENTERTAINMENT CO HOLDIN	85,099	149,724
NINE ENTERTAINMENT CO HOLDING EXP	67,153	118,149
NISOURCE INC	(4,438)	(145,921)
NISSAN MOTOR CO LTD	5,600	47,017
NN INC	20,445	412,785
NOBLE CORP PLC	(6,319)	(236,773)
NOBLE ENERGY INC	27,262	1,856,815
NOBLE GROUP LTD	(59)	(50)
NOKIAN RENKAAT OYJ	42,300	2,032,477
NOMURA HOLDINGS INC	199,300	1,531,330
NOODLES + CO	3,930	141,166
NORDIC AMERICAN OFFSHORE LTD	155,000	2,511,887
NORTHERN TRUST CORP	3,600	222,804

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
NOVAGOLD RESOURCES INC	21,743	55,227
NOVARTIS AG-ADR	2,660	213,811
NOVARTIS AG-REG	12,195	972,431
NOVATEK OAO SPONS GDR REG S	19,709	2,698,162
NOVAVAX INC	93,067	476,503
NOVO NORDISK A/S B	8,800	1,615,633
NOVO NORDISK A/S SPONS ADR	16,850	3,113,206
NOVOLIPET STEEL GDR REG S	43,016	726,540
NPS PHARMACEUTICALS INC	24,565	745,793
NRG YIELD INC CLASS A	15,900	636,159
NTT DOCOMO INC	23,100	378,455
NU SKIN ENTERPRISES INC - A	15,762	2,178,624
NUANCE COMMUNICATIONS INC	(585)	(8,892)
NVR INC	931	955,215
O KEY GROUP SA GDR REGS	6,004	71,448
O REILLY AUTOMOTIVE INC	7,700	991,067
OASIS PETROLEUM INC	2,832	133,019
OCCIDENTAL PETROLEUM CORP	16,560	1,574,856
OCEANEERING INTL INC	23,280	1,836,326
OCI CO LTD	45	8,164
OCI NV	34,489	1,555,701
OGE ENERGY CORP	57,973	1,965,285
OLYMPUS CORP	29,200	923,507
OMNICARE INC	775	46,779
OMNOVA SOLUTIONS INC	95,585	870,779
OMV AG	(5,600)	(267,864)
ONEBEACON INSURANCE GROUP A	42,990	680,102
OPKO HEALTH INC	(37,780)	(318,863)
OPTO CIRCUITS INDIA LTD	74,179	33,459
ORACLE CORP	(6,868)	(262,770)
ORTHOFIX INTERNATIONAL NV	26,975	615,570
OSIM INTERNATIONAL LTD	(139,000)	(253,248)
OWENS & MINOR INC	(26,110)	(954,582)
PACIFIC BIOSCIENCES OF CALIF	62,320	325,934
PACT GROUP HOLDINGS LTD	97,159	284,614
PACWEST BANCORP	10,600	447,532
PALL CORP	(4,270)	(364,445)
PALL CORP	14,397	1,228,784
PALO ALTO NETWORKS INC	41,973	2,412,188
PANDORA MEDIA INC	47,609	1,266,399
PANERA BREAD COMPANY-CLASS A	2,810	496,499
PAREXEL INTERNATIONAL CORP	38,540	1,741,237
PARKER HANNIFIN CORP	7,975	1,025,904
PARKSON RETAIL GROUP LTD	686,848	211,713
PATRIOT COAL CORP OTC	1,008	1,512
PATTERN ENERGY GROUP INC	11,400	345,534
PAYCHEX INC	(32,504)	(1,479,907)
PDC ENERGY INC	41,440	2,205,437
PEGATRON CORP	12,000	15,453
PENN VIRGINIA CORP	(5,270)	(49,696)
PENNYMAC MORTGAGE INVESTMENT	107,100	2,459,016
PEPSICO INC	17,529	1,453,855
PERRIGO CO PLC	(1)	(153)
PERRIGO CO PLC	39,853	6,115,841
PETROLEO BRASILEIRO S.A. ADR	57,000	785,460
PETSMART INC	(4,216)	(306,714)
PFIZER INC	44,455	1,361,657
PHARMACYCLICS INC	600	63,468
PHH CORP	(10,644)	(259,181)
PHILIP MORRIS INTERNATIONAL	(3,459)	(301,383)
PHILIP MORRIS INTERNATIONAL	8,095	705,317
PHOENIX GROUP HOLDINGS	70,599	850,843
PICK N PAY HOLDINGS LTD	18,627	40,015
PICK N PAY STORES LTD	100,139	497,169
PING AN INSURANCE GROUP CO-H	4,000	35,825
PIONEER NATURAL RESOURCES CO	7,900	1,454,153
PLAINS ALL AMER PIPELINE LP	21,081	1,091,363
PLAINS GP HOLDINGS LP-CL A	10,541	282,183
PLY GEM HOLDINGS INC	13,100	236,193
PNC FINANCIAL SERVICES GROUP	(5,851)	(453,921)
PNC FINANCIAL SERVICES GROUP	12,710	986,042
POLARIS INDUSTRIES INC	(70)	(10,195)
POPEYES LOUISIANA KITCHEN IN	13,200	508,200
PORTLAND GENERAL ELECTRIC CO	17,700	534,540
PORTOLA PHARMACEUTICALS INC	14,100	363,075
PPG INDUSTRIES INC	33,394	6,333,506
PRAXAIR INC	9,500	1,235,285
PRECISION CASTPARTS CORP	9,300	2,504,490
PRICELINE.COM INC	9,929	11,541,470
PRIMERICA INC	30,280	1,299,315
PROCTER + GAMBLE CO/THE	18,910	1,539,463

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
PROGRESSIVE CORP	(4,216)	(114,970)
PROGRESSIVE CORP	162,260	4,424,830
PROS HOLDINGS INC	5,400	215,460
PRUDENTIAL FINANCIAL INC	11,345	1,046,236
PTC THERAPEUTICS INC	15,576	264,325
PUBLIC SERVICES ENTERPRISE GP	(24,256)	(777,162)
PUMA BIOTECHNOLOGY INC	6,266	648,719
PVH CORP	39,387	5,357,420
QIHOO 360 TECHNOLOGY CO-ADR	(4,384)	(359,707)
QLIK TECHNOLOGIES INC	81,991	2,183,420
QUALCOMM INC	(1,568)	(116,424)
QUALCOMM INC	244,785	18,175,286
QUALYS INC	33,100	764,941
QUEBECOR INC -CL B	(15,356)	(381,986)
QUEST DIAGNOSTICS	(5,221)	(279,532)
QUEST DIAGNOSTICS INC	10,265	549,588
QUESTAR CORP	(1,351)	(31,059)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
QUIDEL CORP	31,565	975,043
RADIAN GROUP INC	(47,091)	(664,925)
RADIAN GROUP INC	131,250	1,853,250
RALPH LAUREN CORP	23,557	4,159,459
RAMAYANA LESTARI SENTOSA PT	1,837,697	160,062
RANGE RESOURCES CORP	10,464	882,220
RASPADSKAYA	143,552	131,819
RE/MAX HOLDINGS INC-CL A	17,919	574,662
REALOGY HOLDINGS CORP	136,903	6,772,591
RECALL HOLDINGS LTD	10,443	37,866
RED HAT INC	41,741	2,339,166
REED ELSEVIER NV	56,105	1,187,937
REGENERON PHARMACEUTICALS	20,690	5,694,716
RELYPSA INC	14,350	358,750
REPUBLIC SERVICES INC	(21,962)	(729,138)
RESMED INC	(6,950)	(327,206)
RESOLUTE FOREST PRODUCTS	(8,334)	(133,511)
RESONA HOLDINGS INC	154,000	783,968
RESTORATION HARDWARE HOLDING	(5,080)	(341,884)
REX ENERGY CORP	72,440	1,427,792
REYNOLDS AMERICAN INC	(11,658)	(582,783)
RF MICRO DEVICES INC	68,100	351,396
RICHTEK TECHNOLOGY CORP	37,690	175,782
RIGEL PHARMACEUTICALS INC	73,250	208,763
RIO TINTO PLC-SPON ADR	(2,717)	(153,320)
ROBINSON DEPT STORE PCL FOR	173,100	252,855
ROBINSONS RETAIL HOLDINGS INC	33,250	41,356
ROCHE HOLDING AG	13,900	3,894,845
ROCK TENN COMPANY -CL A	(646)	(67,836)
ROCKWELL AUTOMATION INC	18,915	2,234,996
ROCKWELL COLLINS INC	(5,954)	(440,120)
ROGERS CORP	28,945	1,780,118
ROPER INDUSTRIES INC	4,300	596,324
ROSETTA RESOURCES INC	28,640	1,375,866
ROSS STORES INC	7,100	532,003
ROYAL BAFOKENG PLATINUM LTD	17,504	98,602
RPX CORP	39,855	673,550
RREEF CHINA COMMERCIAL TRUST	798,800	2,010
RTI INTERNATIONAL METALS INC	10,790	369,126
RYLAND GROUP INC	(25,546)	(1,108,952)
SABMILLER PLC	88,670	4,518,789
SALESFORCE.COM INC	53,967	2,978,439
SALLY BEAUTY HOLDINGS INC	55,900	1,689,857
SAMSUNG ELECTR GDR REG S	500	326,500
SAMSUNG ELECTRO GDR PFD	6,100	2,949,960
SAMSUNG ELECTRONICS CO LTD	3,108	4,040,533
SAMSUNG FIRE + MARINE INS	11,433	2,805,844
SAMSUNG LIFE INSURANCE CO	2,378	234,898
SANDRIDGE ENERGY INC	(21,081)	(127,962)
SANDRIDGE ENERGY INC	1,776,361	10,782,511
SANTANA MINERALS LTD	89,677	8,410
SAP AG	10,800	925,304
SAP AG SPONSORED ADR	58,400	5,088,976
SAPIENT CORPORATION	39,793	690,806
SASOL LTD	26,500	1,301,754
SBERBANK	878,997	2,710,253
SCHLUMBERGER LTD	40,100	3,613,411
SCHNEIDER ELECTRIC SA	36,500	3,188,713
SEADRILL LTD	(4,988)	(204,907)
SEADRILL PARTNERS LLC	(2,031)	(62,961)
SEAGATE TECHNOLOGY	(32,480)	(1,824,077)
SEARS HOLDINGS CORP	(24,644)	(1,208,542)
SEMEN INDONESIA PERSERO TBK	659,776	767,118
SEMGROUP CORP CLASS A	21,770	1,420,057
SENSATA TECHNOLOGIES HOLDING	(6,443)	(249,795)
SERVICENOW INC	10,489	587,489
SFX ENTERTAINMENT INC	4,688	56,256
SHERWIN WILLIAMS CO/THE	7,200	1,321,200
SHERWIN-WILLIAMS CO/THE	1,181	216,714
SHIMAO PROPERTY HOLDINGS LTD	13,000	29,875
SHINHAN FINANCIAL GROUP LTD	45,765	2,051,229
SHINSEI BANK LTD	220,000	536,993
SHIZUOKA BANK LTD/THE	27,000	287,720
SHOE CARNIVAL INC	19,340	561,053
SHORETEL INC	94,700	878,816
SHRIRAM TRANSPORT FINANCE	63,533	688,278
SIAM COMMERCIAL BANK FOREIGN	247,317	1,080,036
SIGMA-ALDRICH	(4,177)	(392,680)
SIGNET JEWELERS LTD	(4,216)	(331,799)
SIHUAN PHARMACEUTICAL HLDGS	229,000	209,087
SILICON LABORATORIES INC	23,440	1,015,186

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
SINA CORP	(4,662)	(392,774)
SINA CORP	9,921	835,844
SINGAPORE PRESS HOLDINGS LTD	(190,620)	(621,817)
SINGLE TOUCH SYSTEMS INC	16,105	8,656
SINOPHARM GROUP CO-H	187,200	537,147
SIRIUS XM HOLDINGS INC	3,557,700	12,416,373
SK HYNIX INC	54	1,887
SKS MICROFINANCE LTD	11,491	35,074
SLM CORP	475,500	12,496,140
SM INVESTMENTS CORP	17,860	286,130
SMITH & WESSON HOLDING CORP	(50,880)	(686,371)
SOFTBANK CORP	24,400	2,132,016
SOFTBANK CORP UNSPON ADR	7,200	315,432
SOLAR CAPITAL LTD	34,283	773,082
SOLARWINDS INC	64,626	2,444,802
SONOVA HOLDING AG REG	11,200	1,511,216
SONY CORP	28,100	487,326
SOUTH JERSEY INDUSTRIES	11,900	665,924
SOUTHERN CO	(25,908)	(1,065,078)
SOUTHWEST AIRLINES CO	45,870	864,191
SOUTHWEST GAS CORP	21,800	1,218,838
SPDR S&P RETAIL ETF	(10,570)	(931,217)
SPECTRUM BRANDS HOLDINGS INC	14,965	1,055,781
SPIRIT AIRLINES INC	13,410	608,948
SPRINT CORP	1,814,488	19,505,746
STANDARD BANK GROUP LTD	106,369	1,314,360
STANDARD METALS PROCESSING INC	14,389	14,965
STANDARD PACIFIC CORP	(71,247)	(644,785)
STANDARD PACIFIC CORP	155,835	1,410,307
STAPLES INC	(33,281)	(528,835)
STAPLES INC	36,280	576,489
STAR ASIA FINANCIAL LTD-144A	108,299	140,789
STARBUCKS CORP	26,500	2,077,335
STARWOOD HOTELS + RESORTS	14,000	1,112,300
STARZ - A	1,815	53,071
* STATE STREET CORP	12,500	917,375
STERLING BANCORP/DE	129,820	1,735,693
STERLING CONSTRUCTION CO	46,950	550,724
STEVEN MADDEN LTD	20,707	757,669
STEWART INFORMATION SERVICES	28,500	919,695
STRYKER CORP	(4,216)	(316,790)
STRYKER CORP	4,100	308,074
SUMITOMO CORP	1,100	13,801
SUMITOMO MITSUI FINANCIAL GRP INC	21,900	1,127,344
SUMITOMO MITSUI TRUST HOLDINGS	19,000	99,972
SUMMIT ASCENT HOLDINGS LTD	152,000	242,673
SUN PHARMACEUTICAL INDUS	244,384	2,242,146
SUNEDISON INC	405,400	5,290,470
SUNPOWER CORP	10,720	319,563
SUPERVALU INC	149,100	1,086,939
SUSQUEHANNA BANCSHARES INC	52,993	680,430
SWATCH GROUP AG/THE BR	2,825	1,872,533
SWATCH GROUP AG/THE-BR	5,355	3,535,811
SWIFT TRANSPORTATION CO	24,770	550,142
SYNAGEVA BIOPHARMA CORP	3,900	252,408
SYNGENTA AG ADR	30,350	2,426,179
SYSCO CORP	15,565	561,897
SYSMEX CORP	29,200	1,725,246
TAIWAN SEMICONDUCTOR MANUFAC	1,728,596	6,118,975
TAIWAN SEMICONDUCTOR SP ADR	91,300	1,592,272
TALLINK GROUP AS	384,174	471,141
TARGA RESOURCES CORP	10,500	925,785
TARGACEPT INC	29,995	124,479
TARGET CORP	(10,330)	(653,579)
TATA CONSULTANCY SVCS LTD	24,770	870,684
TD AMERITRADE HOLDING CORP	21,000	643,440
TEAM HEALTH HOLDINGS INC	35,732	1,627,593
TECO ENERGY INC	(16,783)	(289,339)
TELE2 AB-B SHS	199,100	2,252,032
TELEDYNE TECHNOLOGIES INC	11,830	1,086,704
TELEFONICA BRASIL-ADR	(13,845)	(266,101)
TELENET GROUP HOLDING NV	165,200	9,851,915
TENCENT HOLDINGS LTD	24,284	1,548,093
TENET HEALTHCARE CORP	18,973	799,143
TENNECO INC	17,300	978,661
TERADATA CORP	49,325	2,243,794
TERNIUM SA SPONSORED ADR	20,453	640,179
TESARO INC	17,656	498,605
TESCO PLC	243,500	1,348,422
TESLA MOTORS INC	1,829	275,056
TETRAPHASE PHARMACEUTICALS I	22,000	297,440

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
TEVA PHARMACEUTICAL-SP ADR	399	15,992
TEXAS ROADHOUSE INC	16,200	450,360
TEXTURA CORP	8,820	264,071
THAI BEVERAGE PCL	2,917,809	1,247,915
THERMO FISHER SCIENTIFIC INC	144,819	16,125,596
THOMSON REUTERS CORP	(30,493)	(1,152,417)
TIFFANY + CO	2,200	204,116
TIM PARTICIPACOES SA-ADR	9,717	254,974
TIME WARNER CABLE	16,597	2,248,894
TIME WARNER INC	131,673	9,180,242
TINGYI (CAYMAN ISLN) HLDG CO	292,000	841,683
TITAN CEMENT CO SA	4,696	127,849
TJX COMPANIES INC	15,630	996,100
TMB BANK PUBLIC CORP FOREIGN	3,650,701	228,863
T-MOBILE US INC	135,700	4,564,948
TOREX GOLD RESOURCES INC	132,597	117,309
TORNIER NV	10,755	202,086
TOSHIBA CORP	199,000	835,388
TOTAL SA	(30,900)	(1,891,831)
TOTVS SA	19,067	298,704
TOWERS WATSON & CO-CL A	(4,150)	(529,581)
TOYOTA MOTOR CORP	76,000	4,634,058
TPK HOLDING CO LTD	12,000	70,825
TRACTEBEL ENERGIA SA	18,554	282,645
TRACTOR SUPPLY COMPANY	38,932	3,020,345
TRANSDIGM GROUP INC	28,845	4,644,622
TRANSOCEAN LTD	(9,793)	(483,970)
TRANSOCEAN LTD	128,600	6,355,412
TRAVELLERS INTERNATIONAL HOTEL GRP	900,940	208,690
TRIBUNE CO/NEW	124,400	9,628,560
TRICO BANCSHARES	23,400	663,858
TRIMBLE NAVIGATION LTD	81,200	2,817,640
TRINITY INDUSTRIES INC	(5,113)	(278,761)
TRIPADVISOR INC	12,368	1,024,441
TUESDAY MORNING CORP	76,430	1,219,823
TULLOW OIL PLC	245,609	3,478,051
TUMI HOLDINGS INC	24,230	546,387
TUPPERWARE BRANDS CORP	(3,001)	(283,685)
TURKIYE GARANTI BANKASI	295,871	958,465
TURKIYE GARANTI BANKASI ADR	493,500	1,584,135
TWENTY FIRST CENTURY FOX A	14,500	510,110
TWENTY-FIRST CENTURY FOX - B	(1,044)	(36,122)
TWENTY-FIRST CENTURY FOX - B	76,810	2,657,626
TWENTY-FIRST CENTURY FOX INC	76,925	2,705,452
TWITTER INC	(3,750)	(238,688)
TWITTER INC	8,770	558,211
TWITTER INC LONG	3,750	238,688
TYCO INTERNATIONAL LTD	52,703	2,162,931
ULTA SALON COSMETICS & FRAGR	4,460	430,479
ULTRAPAR PARTICIPACOES SA	15,008	355,917
ULTRATECH INC	19,480	564,920
UNDER ARMOUR INC CLASS A	15,623	1,363,888
UNICHARM CORP	49,000	2,797,203
UNILEVER PLC	33,200	1,364,789
UNION FIRST MARKET BANKSHARE	12,900	320,049
UNION PACIFIC CORP	6,300	1,058,400
UNITED BANK FOR AFRICA PLC	8,297,373	461,686
UNITED CONTINENTAL HOLDINGS	93,813	3,548,946
UNITED MICROELECTRONICS - ADR	256,747	523,764
UNITED MICROELECTRONICS CORP	374,000	154,893
UNITED OVERSEAS BANK LTD	(1,000)	(16,825)
UNITED TECHNOLOGIES CORP	24,709	2,811,884
UNITEDHEALTH GROUP INC	66,400	4,999,920
UNIVERSAL STAINLESS + ALLOY	8,410	303,265
URBAN OUTFITTERS INC	9,915	367,847
US BANCORP	7,100	286,840
UTILITIES SELECT SECTOR SPDR	(23,416)	(889,106)
VAIL RESORTS INC	10,610	798,190
VALE SA-SP ADR	(53,624)	(817,766)
VALEANT PHARMACEUTICALS INTE	20,220	2,373,828
VALMONT INDUSTRIES	(5,185)	(773,187)
VANGUARD MSCI EMERGING MARKET ETF	(6,938)	(285,429)
VERA BRADLEY INC	21,000	504,840
VERIFONE SYSTEMS INC	39,050	1,047,321
VERINT SYSTEMS INC	23,570	1,012,096
VERISIGN INC	50,250	3,003,945
VERISK ANALYTICS INC CLASS A	24,795	1,629,527
VERIZON COMMUNICATIONS INC	(23,692)	(1,164,225)
VERTEX PHARMACEUTICALS INC	100	7,430
VF CORP	(5,000)	(311,700)
VF CORP	19,020	1,185,707

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
VIENNA INSURANCE GROUP AG	10,714	534,802
VIRTUS INVESTMENT PARTNERS	2,260	452,113
VISA INC CLASS A SHARES	45,475	10,126,373
VIVENDI	179,800	4,735,250
VOLCANO CORP	16,240	354,844
WABTEC CORP	31,659	2,351,314
WAGEWORKS INC	12,470	741,217
WALGREEN CO	139,327	8,002,943
WAL-MART STORES INC	(11,941)	(939,637)
WALT DISNEY CO/THE	18,130	1,385,132
WASTE CONNECTIONS INC	30,707	1,339,746
WASTE MANAGEMENT INC	4,536	203,530
WATERS CORP	(5,920)	(592,000)
WATSCO INC	7,400	710,844
WATTS WATER TECHNOLOGIES A	19,400	1,200,278
WCI COMMUNITIES INC	21,920	418,453
WELLCARE HEALTH PLANS INC	22,035	1,551,705
WELLPOINT INC	(3,162)	(292,137)
WELLS FARGO + CO	19,080	866,232
WESFARMERS LTD	6,878	270,526
WEST CHINA CEMENT LTD	1,084,938	160,913
WESTERN GAS EQUITY PARTNERS	(42)	(1,659)
WESTERN GAS PARTNERS LP	(1,091)	(67,304)
WESTERN UNION CO	(75,151)	(1,296,355)
WESTPORT INNOVATIONS INC	14,200	278,462
WESTPORTS HOLDINGS BHD	97,600	75,386
WEX INC	22,779	2,255,804
WEYERHAEUSER CO	116,470	3,676,958
WHIRLPOOL CORP	3,245	509,011
WHITING PETROLEUM CORP	(1,937)	(119,842)
WHOLE FOODS MARKET INC	13,500	780,705
WILLIAMS COS INC	131,670	5,078,512
WILLIAMS PARTNERS LP	9,320	474,015
WILLIAMS SONOMA INC	27,110	1,579,971
WINDSTREAM HOLDINGS INC	(52,702)	(420,562)
WIPRO LTD-ADR	(21,398)	(269,401)
WISDOMTREE INVESTMENTS INC	47,075	833,698
WMI HOLDINGS CORP	4,831	13,623
WOLVERINE WORLD WIDE INC	27,100	920,316
WORKDAY INC CLASS A	10,842	901,621
WORLD FUEL SERVICES CORP	(3,162)	(136,472)
WORTHINGTON INDUSTRIES	10,330	434,686
WPP PLC	190,800	4,360,970
WPX ENERGY INC	99,633	2,030,521
WR GRACE & CO	21,081	2,084,278
WUMART STORES INC H	216,668	354,325
WUXI PHARMATECH CAYMAN ADR	84,180	3,230,828
WW GRAINGER INC	(513)	(131,030)
WW GRAINGER INC	800	204,336
WYNN MACAU LTD	224,400	1,017,198
WYNN RESORTS LTD	6,200	1,204,102
X 5 RETAIL GROUP NV REGS GDR	54,765	918,409
XENOPORT INC	81,190	466,843
XINYI GLASS HOLDINGS LTD	739,000	652,865
XINYI SOLAR HOLDINGS LTD	739,000	151,541
XL GROUP PLC	146,900	4,677,296
XPO LOGISTICS INC	5,085	133,685
YAHOO JAPAN CORP	147,200	817,855
YAHOO! INC	41,272	1,669,040
YAMATO HOLDINGS CO LTD	26,388	532,721
YANDEX NV-A	32,565	1,405,180
YANGZIJIANG SHIPBUILDING	(31,000)	(29,099)
YAPI VE KREDI BANKASI	313,150	542,201
YASKAWA ELECTRIC CORP	(9,000)	(142,150)
YY INC-ADR	10,221	513,912
ZALE CORP	55,800	879,966
ZILLOW INC CLASS A	13,005	1,062,899
ZIMMER HOLDINGS	23,716	2,210,094
ZOETIS INC	85,062	2,780,677
ZYNGA INC	36,892	140,190

Total Common Stock	121,641,178	$1,523,432,090

Cash and Short Term Investments
AUSTRAILIAN DOLLAR	14,611	$13,072
BRAZILIAN REAL	42,455	17,995
CANADIAN DOLLAR	80,994	76,230
CITIGROUP REPO	3,200,000	3,200,000
DANISH KRONE	676	125
EGYPTIAN POUND	108	15
EURO CURRENCY	45,507	62,707
HONG KONG DOLLAR	44,952	5,797

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
INDONESIAN RUPIAH	2	—
INDIAN RUPEE	132	2
JAPANESE YEN	3,779,294	35,957
JP MORGAN SWEEP PROGRAM/MONEY MARKET FUNDS	6,612,243	6,612,243
MALAYSIAN RINGGIT	471	144
MEXICAN PESO	1,012,868	77,335
NEW TAIWAN DOLLAR	214	7

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
NEW ZEALAND DOLLAR	30,865	25,403
NORWEGIAN KRONE	844	139
POUND STERLING	35,709	59,142
SOUTH AFRICAN RAND	483,002	46,115
SOUTH KOREAN WON	11,524	11
SWEDISH KRONA	3,284	511
SWISS FRANC	1	1
THAILAND BAHT	644,827	19,623
US DOLLAR	1,065,030	1,065,030

Total Cash and Short Term Investments	17,109,612	$11,317,608

Fixed Income Securities
ACE 2006-HE4 M2 0.55594 10/25/2036 ESC	1	$—
ACE 2007-HE3 M1 0.785 01/25/2037 (ESC)	1	—
ADELPH COM 10.25 11/1/06 NA ESC	23,947	168
ADELPHIA COMM 7.5% 01/04 NA ESCROW	8,100	57
ADIDAS AG 0.25 06/14/2019	(600,000)	(1,072,500)
ADIDAS AG 0.25 06/14/2019	(200,000)	(357,500)
ADLAC 3.25 05/01/21 NA ESCROW	2,031,000	—
AEGIS ASSET BACKED SECURITIES 0.564% 25 Oct 2035	212,704	205,419
AERO INVENTORY RCF USD	2,296,809	45,760
AFRICAN DEVELOPMENT BANK 5.25% 23 Mar 2022	200,000	183,852
AGILE PROPERTY HLDGS LTD 4 04/28/2016	1,600,000	1,602,000
AHERN RENTALS INC 9.5 06/15/2018 144A	(152,000)	(164,160)
AHM 2007-1 GIOP FLT 05/25/2047	7,634,902	1,237,618
AIFUL AML1 - CITI	761,600	6,510
AIFUL AML2 - BARC	19,223,703	164,321
AIFUL AML2 - CITI	15,778,036	134,868
ALBA 2005-1 C FLT 11/25/2042	79,910	111,985
ALCOA INC 5.25 03/15/2014	56,000	92,772
ALGOSAIBI TL SYNDICATE	25,324	253
ALLIANZ SE 5.5 PERP	28,000	38,500
ALPHA NATURAL RESOURCES 4.875 12/15/2020	815,000	877,794
ALPHA NATURAL RESOURCES 6.25 06/01/2021	(79,000)	(67,851)
AMERICAN MUNI PWR OHIO INC OH 7.734% 15 Feb 2033	100,000	122,735
AMERIQUEST MORTGAGE SECURITIES 1% Sep 2033	250,863	240,498
ANGLOGOLD HOLDINGS PLC 5.125 08/01/2022	(40,000)	(34,800)
ANGLOGOLD HOLDINGS PLC 5.375 04/15/2020	(174,000)	(164,430)
ANGLOGOLD HOLDINGS PLC 8.5 07/30/2020	(157,000)	(163,280)
APCOA PARKING HOLDINGS TL A1 C	10,891	11,681
ARM 4.625% 3/1/26	258,000	271,828
ARSI 2006-W1 M3 0.71625 03/25/2036 ESC	1	—
ATRIUM CDO II PREF	160	—
ATRIUM CDO PREF	120	240
ATRIUM V 5A SUB	260,000	338,650
AUST + NZ BANKING GROUP 1% 06 Oct 2015	1,100,000	1,107,135
AVOCA IV-X D 2/18/2022	700,000	797,036
AWAL BANK LC CLAIM	332,019	29,882
AWAL BANK SYN CLAIM	97	9
BAFC 2007-E 8A5 0.5 09/20/2047 ESC	2	—
BALTA 2006-1 11A1 FLT 02/25/2036	40,450	29,642
BAMLL 2013-FRR1 B1 0 12/26/2020	61,804	19,159
BAMLL 2013-FRR1 B2 0 05/26/2020	437,520	148,757
BANC OF AMERICA COMMERCIAL MOR 5.309% 10 Oct 2045	33,436	33,509
BANC OF AMERICA MORTGAGE SECUR 4.787321% 25 Sep 2035	301,647	282,650
BANC OF AMERICA MORTGAGE SECUR 5.222049% 25 Jul 2035	52,517	49,504
BANCO BILBAO VIZCAYA ARG 3% 09 Oct 2014	600,000	839,754
BANCO BILBAO VIZCAYA ARG 4.125% 13 Jan 2014	200,000	275,818
BANCO SANTANDER SA 3.125% 28 Sep 2015	500,000	711,523
BANK OF AMERICA CORP 0.886% 23 May 2017	250,000	332,809
BANK OF AMERICA CORP 1% 25 Aug 2014	100,000	137,768
BANKIA SA 3.5% 14 Dec 2015	300,000	425,106
BEACH ENERGY LTD 3.95 04/03/2017	400,000	374,209
BEAR STEARNS ADJUSTABLE RATE M 2.235% 25 Mar 2035	64,974	64,773
BEAR STEARNS ADJUSTABLE RATE M 2.70171% 25 Oct 2035	33,065	33,082
BEAR STEARNS ADJUSTABLE RATE M 5.139496% 25 Aug 2035	91,405	92,237

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
BEAR STEARNS ADJUSTABLE RATE M 5.3623% 25 Aug 2035	66,710	60,338
BEAR STEARNS ALT A TRUST 5.631654% 25 Nov 2036	409,469	299,545
BEAR STEARNS STRUCTURED PRODUC 3.948347% 26 Jan 2036	132,263	100,515
BERAU CAPITAL RESOURCES 12.5 07/08/2015	161,000	170,258
BILHETES DO TESOURO 0 01/17/2014	163,058	224,164
BLUEMOUNTAIN CLO LTD 0.5475% 15 Nov 2017	130,838	130,470
BNCMT 2007-2 M2 FLT 05/25/2037 ESC	1	—
BONOS Y OBLIG DEL ESTADO 3.75% 31 Oct 2018	2,400,000	3,458,483
BONOS Y OBLIG DEL ESTADO 4.4% 31 Oct 2023	400,000	561,156
BONOS Y OBLIG DEL ESTADO 4.5% 31 Jan 2018	1,000,000	1,482,929
BONOS Y OBLIG DEL ESTADO 4.85% 31 Oct 2020	200,000	296,728
BONOS Y OBLIG DEL ESTADO 5.5% 30 Jul 2017	400,000	611,699
BONOS Y OBLIG DEL ESTADO 4.8 01/31/2024	(18,000)	(26,110)
BONOS Y OBLIG DEL ESTADO 5.9 07/30/2026	(20,000)	(31,534)
BONOS Y OBLIG DEL ESTADO 6 01/31/2029	(61,000)	(96,687)
BRITISH COLUMBIA PROV OF 2.7% 18 Dec 2022	100,000	89,950
BRITISH LAND CO(JERSEY) 1.5 09/10/2017	(400,000)	(731,389)
BRITISH LAND CO(JERSEY) 1.5 09/10/2017	(100,000)	(182,847)
BROD 2006-2A A1AD FLT 02/01/2049 144A	11,911,660	1,146,497
BROD 2006-2A A1AT FLT 02/01/2049 144A	8,965,042	874,092
BSABS 2006-AC2 22A4 FLT 03/25/2036	125,674	28,729
BSABS 2006-HE8 1A3 FLT 10/25/2036	150,000	58,373
BSABS 2006-HE8 21A3 FLT 10/25/2036	195,000	126,906
BSCMS 2007-PW16 C FLT 06/11/2040	1,000	761
BUMI INVESTMENT PTE LTD 10.75 10/06/2017	144,000	97,200
BUNDESREPUB. DEUTSCHLAND 1.5% 15 May 2023	100,000	132,994
BUNDESREPUB. DEUTSCHLAND 2% 15 Aug 2023	100,000	138,492
BUONI POLIENNALI DEL TES 3.5% 01 Jun 2018	300,000	430,122
BUONI POLIENNALI DEL TES 3.5% 01 Nov 2017	300,000	431,396
BUONI POLIENNALI DEL TES 4.5% 01 Mar 2024	400,000	571,739
BUONI POLIENNALI DEL TES 4.75% 01 Jun 2017	400,000	597,350
BUONI POLIENNALI DEL TES 5.25% 01 Aug 2017	1,500,000	2,280,495
BUONI POLIENNALI DEL TES 4.5 05/01/2023	(257,000)	(370,549)
BURLINGTN NORTH SANTA FE 5.75% 15 Mar 2018	254,000	289,581
BUSINESS MORTGAGE FIN. 6 M2 8/	600,000	375,279
BUSINESS MORTGAGE FIN. 7A M1 2	820,000	680,468
CA CMNTY DEV AUTH-A 5 04/01/2042	200,000	196,714
CADOG 5A M 8/15/25 (144A)	1,100,000	1,414,085
CAESARS(CERP)11% 10/01/21 2ND	2,520,000	2,595,600
CAISSE CENTRALE DESJARDN 2.55% 24 Mar 2016	100,000	104,050
CAISSE D AMORT DETTE SOC 1.375% 27 Jan 2014	400,000	400,256
CAISSE FRANCAISE DE FIN 5.25% 16 Feb 2017	400,000	443,490
CALLAHAN NRH WESTF 14.125 07/15/11 (NON-ACC) ESC	9,000	—
CALLIDUS DEBT CLASS 7A SUB 1/2	1,212,000	850,420
CAMAIEU INTERNATIONAL SAS TL A 1L EUR	19,763	23,370
CAMBER 3A A1 5/8/40 (0.503983	27,490,000	4,990,528
CAMBER 3A A2 5/8/40 (.74199119	600,000	13,356
CAMBER 3A B 5/8/40	2,400,000	79,560
CAMBR 7A B FLT 06/12/2042 144A	96,752	—
CANNINGTON FND 2006-1A INC11/2	1,400,000	742,000
CAPITALAND LTD 1.95 10/17/2023 144A	1,500,000	1,179,301
CAPMARK TL STUB	1,727,905	11,231
CASTLE GARDEN 2005-1A SUB	460,000	499,867
CBR FASHION TL B 1L EUR	59,699	71,004
CBR FASHION TL C 1L EUR	59,198	70,409
CELSA AMORT	21,031	6,362
CELSA BULLET A	147,874	44,732
CELSA BULLET B	6,081	1,840
CELSA EXCH A PIK	62,652	18,952
CELSA EXCH B PIK	40,587	12,278
CEMEX SAB DE CV	642,000	847,165
CENGAGE LEARNING ACQ INC 12 06/30/2019 NA	297,000	40,095
CHINA DAYE NON-FERROUS M 0.5 05/30/2018	1,000,000	156,931
CHINA UNICOM(HK) LTD 0.75% 18OCT15 CVB	300,000	309,000
CHINA UNICOM(HK) LTD 0.75% 18OCT15 CVB	300,000	309,000

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
CHLPA 2010-1 A 0 144A	191,990	117,114
CIE FINANCEMENT FONCIER 1% 17 Apr 2014	600,000	600,802
CIFC FUNDING LTD 0.51388% 01 Mar 2021	132,111	130,433
CITIGROUP INC 5.875 01/30/2042	(262,000)	(294,454)
CLEVELAND ELECTRIC ILLUM 5.7% 01 Apr 2017	189,000	204,739
CLIFFS NATURAL RESOURCES 3.95 01/15/2018	(437,000)	(443,817)
CLIFFS NATURAL RESOURCES 4.8 10/01/2020	(39,000)	(39,125)
CLIFFS NATURAL RESOURCES 5.9 03/15/2020	(87,000)	(92,220)
CMLTI 2007-AMC1 A2C FLT 12/25/2036	681,001	313,941
CMSI 2006-5 1A11 FLT 10/25/2036	23,702	18,549
CNLF 1999-1 F 8.5 08/18/2016	15,000	14,925
COMDISCO 6.125% 01/15/03	117,000	0
COMDISCO 6.13% 8/01/01	56,000	0
COMDISCO 7.25% 9/01/02	98,000	0
COMDISCO 9.5% 08/15/03	65,000	0
COMMERCIAL MORTGAGE LOAN TRUST 6.00772% 10 Dec 2049	400,000	444,022
COMMERZBANK AG 4 09/16/2020	(152,000)	(227,329)
COMMONWEALTH BANK AUST 0.74585% 25 Jun 2014	900,000	901,966
COMSTOCK FUNDING 2006-1A INC 5	2,300,000	1,550,200
COMUNIDAD DE MADRID 4.2% 24 Sep 2014	600,000	841,685
CON WAY INC 7.25% 15 Jan 2018	1,500,000	1,724,090
CORNERSTONE CLO LTD 0.4881% 15 Jul 2021	800,000	787,625
CORTEFIEL SA TL B1	7,787	6,638
CORTEFIEL SA TL B2 EUR	8,494	7,242
CORTEFIEL SA TL B3 EUR	13,613	11,605
COUNCIL OF EUROPE 5.625% 14 Dec 2015	1,000,000	935,092
COUNTRYWIDE ALTERNATIVE LOAN T 3.3825% 20 Dec 2046	259,290	183,538
COUNTRYWIDE HOME LOANS 0.51525% 25 Mar 2035	127,036	118,697
CRE CDO CLAW DEAL I NS	128,428	—
CRE CDO CLAWBACK DEAL I	41,066	—
CRE CDO DEAL I	275,952	126,604
CREDIT AG HOME LOAN SFH 0.99205% 21 Jul 2014	400,000	401,207
CREDIT LOGEMENT SA 2.026 PERPETUAL	161,000	201,451
CREDIT LOGEMENT SA 2.026 PERPETUAL	271,000	339,089
CREDIT LOGEMENT SA FLT PERPETUAL	600,000	670,313
CS FIRST BOSTON COMMERCIAL MOR 0.934% 25 Oct 2034	18,559	17,935
CSAM FUNDING 4A SUB 6/9/2016	260,000	650
CSAM FUNDING PREFERRED	110	68,200
CSFB 2005-7 2A3 FLT 08/25/2035	49,076	12,514
CSMC 2007-3 AX 6 04/25/2037	109,318	18,089
CTRIP.COM INTER LTD. 1.25 10/15/2018 144A	145,000	144,545
CULLIGAN INTL TERM LOAN	454,203	415,596
CWALT 2006-39CB 1A2 FLT 01/25/2037	21,551	12,645
CWALT 2006-OA16 M1 FLT 10/25/2046 ESCROW	1	—
CWHL 2005-7 3X 0 03/25/2035	1,450,122	53,655
CWHL 2007-HY7 3AX FLT 11/25/2037	452,666	1,200
CWL 2005-AB1 M2 FLT 9 08/25/2035	154,804	9,931
CWL 2006-S9 A5 5.871% 08/25/2036	34,403	28,109
CWL 2007-1 M2 FLT 07/25/2037 ESC	1	—
CWL 2007-S1 A5 6.018% 11/25/2036	73,532	60,603
DECO 2007-E6X A3 FLT 04/27/2018	22,793	29,225
DECO 9-E3A C PAN EUROPE 3 144A	500,000	283,394
DELPHI CORP 6.5 08/15/2013 DFT NA	3,267,000	89,843
DELPHI CORP 7.125 05/01/2029 (DEFAULTED)	811,000	22,303
DERIV LBIE GR	59,297	66,483
DEUTSCHE POST AG 0.6 12/06/2019	(1,000,000)	(1,863,125)
DEXIA CREDIT LOCAL 2.75% 10 Jan 2014	700,000	700,315
DEXIA CREDIT LOCAL SA NY 0.7556% 29 Apr 2014	600,000	600,350
DEXIA CREDIT LOCAL SA NY 2.75% 29 Apr 2014	600,000	604,518
DHI 2 05/15/2014	1,111,000	1,910,748
DNB BANK ASA 3.875 06/29/2020	(169,000)	(255,682)
DNB BANK ASA 4.25 01/18/2022	(100,000)	(153,849)
DNB BANK ASA 4.375 02/24/2021	(100,000)	(154,880)
DPH HOLDINGS CORP 6.5 05/01/2009 (DEFAULTED)	1,214,000	33,385
DPH HOLDINGS CORP 6.55 06/15/2006 (DEFAULTED)	395,000	10,863

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
DRYDEN CLO SUB 9/20/2019 2005-	1,940,000	1,248,066
ECLIP 2006-1 A FLT 01/25/2018	518,414	712,808
ECLIP 2006-3 A FLT 07/25/2019	986,531	390,186
ECLIP 2006-3 B 0.78438 07/25/2019	381,286	6,316
EDISON MISSION ENERGY 7 05/15/2017 DEFAULTED	698,000	528,735
EDISON MISSION ENERGY 7.2 05/15/2019 (NON ACC)	435,000	329,513
EDISON MISSION ENERGY 7.5 06/15/2013 (NON ACC)	8,000	6,020
EDISON MISSION ENERGY 7.625 05/15/2027 (NON ACC)	630,000	477,225
EDISON MISSION ENERGY 7.75 06/15/2016 DFT NA	48,000	36,120
EHME 2007-1 A FLT 07/02/2050	188,764	199,854
EHMI 2007-1 A FLT 11/02/2054	2,370,385	2,611,497
EHMU 2007-2 M2 FLT 09/15/2044	50,000	60,880
E-HOUSE CHINA HLDGS LTD 2.75 12/15/2018 144A	394,000	415,178
EITZEN SG TL 265 USD	27,721	23,008
EITZEN TL 510 USD	14,463	12,004
ELDORADO GOLD CORP 6.125 12/15/2020 144A	241,000	231,360
E-MAC DE07-1 B FLT 11/25/2054	100,000	85,938
EMC CORP 1.75 12/01/2013 INS	1,546,000	2,371,255
ENERGY FUTURE TXU 11.25% 12/01	612,250	423,983
ENERGY FUTURE TXU 11.75% 03/01	5,710,000	6,716,388
EPICP DRUM A FLT 01/25/2022	129,904	157,929
EPICP DRUM A FLT 01/25/2022	447,605	544,167
ESAIL 2006-2X C1C FLT 12/15/2044	54,000	67,763
ESAIL 2006-2X D1C FLT 12/15/2044	99,000	116,344
ESAIL 2006-4X B1A FLT 12/10/2044	72,015	75,731
ESAIL 2006-4X C1C FLT 12/10/2044	126,884	146,969
ESAIL 2007-3X A3A 1.064 06/13/2045	80,000	77,550
ESAIL 2007-3X A3A 1.064 06/13/2045	720,000	697,950
ESAIL 2007-3X D1A FLT 06/13/2045	50,000	10,313
ESAIL 2007-3X D1A FLT 06/13/2045	273,000	56,306
ESAIL 2007-3X E1C FLT 06/13/2045	78,000	24,409
ESAIL 2007-4X A2A FLT 06/13/2045	31,395	40,201
ESAIL 2007-4X A2A FLT 06/13/2045	1,168,534	1,496,272
ESAIL 2007-4X A3A FLT 06/13/2045	50,000	48,125
ESAIL 2007-4X A3A FLT 06/13/2045	237,000	228,113
ESAIL 2007-4X A3C FLT 06/13/2045	50,000	55,220
ESAIL 2007-4X A3C FLT 06/13/2045	193,000	213,149
ESAIL 2007-4X E1C FLT 06/13/2045	145,000	47,525
ESAIL 2007-5X A1A FLT 09/13/2045	909,039	1,204,731
ESAIL 2007-5X A1C FLT 09/13/2045	674,180	893,478
ESAIL 2007-6NCX A2A FLT 09/13/2045	800,728	1,010,169
ESAIL 2007-PR1X A FLT 09/13/2045	1,611,934	1,739,881
ESAIL 2007-PR1X A FLT 09/13/2045 GBP COR	624,834	674,430
ESCROW COMDISCO MTN 0.00 I	44,000	—
ESCROW COMDISCO MTN 0.00 II	29,000	—
EUMF 2008-1X A3 FLT 03/13/2046	1,408,050	1,539,175
EUMF 2008-1X A3 FLT 03/13/2046 GBP COR	1,159,902	1,267,918
EURO 27X B FLT 07/25/2017	254,000	378,699
EURO GALAXY CLO BV 2006-1A SUB	300,000	276,011
EUROFIMA 5.625% 29 Jul 2015	500,000	462,029
EUROPEAN INVESTMENT BANK 6% 06 Aug 2020	800,000	765,995
EUROPEAN MEDIA 10% 2015	335,417	320,323
EUROPEAN UNION 2.375% 22 Sep 2017	200,000	292,317
EUROPEAN UNION 2.75% 03 Jun 2016	400,000	582,081
EUROPEAN UNION 3.625% 06 Apr 2016	200,000	295,792
EVERGREEN SOLAR INC 13 04/15/2015 (NON-ACC)	16,947	169
EVERGREEN SOLAR INC 4 07/15/2013 (DEFAULT)	20,000	50
F 4.25 11/15/2016	(157,000)	(289,246)
FANNIE DISCOUNT NOTE 0% 27 Jan 2010	700,000	699,990
FANNIE MAE 1.875% 18 Sep 2018	4,100,000	4,126,990
FANNIE MAE 6% 18 Apr 2036	2,400,000	2,628,634
FED HOME LN DISCOUNT NT 0.01% 17 Jan 2014	200,000	199,998
FED HOME LN DISCOUNT NT 0.01% 29 Jan 2014	400,000	399,994
FED HOME LN DISCOUNT NT 0.062% 02 Jan 2014	6,500,000	6,500,000
FED HOME LN DISCOUNT NT 0.068% 03 Jan 2014	1,100,000	1,099,999

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
FFMER 2007-4 2M3 0.52063 07/25/2037 (ESC)	1	—
FHR 3346 SC FLT 10/15/2033	1,953,685	315,496
FIRST DATA CORP 10 5/8% 6/15/2	530,000	575,381
FIRST DATA CORP 11 1/4% 3/31/2	410,000	411,025
FIRST DATA CORP 11 3/4% 8/15/2	1,280,000	1,352,000
FKP LTD 8 01/05/2016 INS	300,000	269,939
FMS WERTMANAGEMENT 0.75438% 16 Jun 2014	400,000	663,162
FMS WERTMANAGEMENT 3.375% 17 Jun 2021	200,000	306,762
FNMA POOL AB9737 2.5% 01 Jun 2043	995,829	902,363
FNMA POOL AV0688 3.5% 01 Dec 2043	494,000	491,549
FNR 2004-29 PS FLT 05/25/2034	137,970	26,430
FNR 2004-92 S FLT 08/25/2034	60,160	6,683
FNR 2005-79 NS FLT 09/25/2035	127,456	17,289
FNR 2006-42 CI FLT 06/25/2036	412,470	63,159
FNR 2006-43 SJ FLT 06/25/2036	66,668	10,834
FNR 2006-62 SB FLT 04/25/2036	80,840	13,458
FNR 2007-53 SG FLT 06/25/2037	82,926	12,634
FNR 2009-106 SA FLT 01/25/2040	143,782	18,843
FNR 2009-90 QI 6.34375 08/25/2036	661,997	100,605
FNR 2010-10 SE FLT 02/25/2040	285,520	36,092
FNR 2010-21 SA FLT 03/25/2040	367,944	50,545
FNR 2010-56 AS FLT 06/25/2040	422,126	50,444
FNR 2010-58 SA FLT 06/25/2040	172,911	25,392
FORE CLO LTD 0.56375% 20 Jul 2019	295,520	291,863
FOSSE MASTER ISSUER PLC 1% 18 Oct 2054	300,000	505,496
FRANCE (GOVT OF) 1% 25 May 2018	1,500,000	2,061,935
FRANCE (GOVT OF) 1% 25 Nov 2018	500,000	681,623
FRANCE (GOVT OF) 3.25% 25 May 2045	200,000	264,870
FRANCE (GOVT OF) 4% 25 Oct 2038	400,000	613,298
FRANCE (GOVT OF) 4.5% 25 Apr 2041	1,200,000	1,986,761
FRANCE (GOVT OF) 1.75 05/25/2023	(207,127)	(270,360)
FRANS BONHOM SAS TL B 1L EUR	8,825	11,163
FRANS BONHOM SAS TLC 1L EUR	8,825	11,163
FREDDIE MAC 0.61875% 15 Jul 2036	16,173	16,189
FREDDIE MAC 0.72175% 15 Nov 2036	2,185,230	2,186,574
FREDDIE MAC 1% 15 May 2036	399,357	398,448
FRENCH TREASURY NOTE 2.5% 25 Jul 2016	300,000	435,075
FSTAR 2007-1A AF4 FLT 01/25/2035 144A	258,006	232,447
GARDNER DENVER INC 6.875 08/15/2021	(68,000)	(68,000)
GARDNER DENVER TL B 1L USD	67,830	67,822
GENCO SHIPPING & TRADING LTD REV 1L USD	163,000	153,220
GENERALITAT DE CATALUNYA 6 04/29/2049	173,000	204,573
GILEAD SCIENCES INC 1.625 05/01/2016	1,931,000	6,371,587
GILEAD SCIENCES INC 3.05 12/01/2016	(65,000)	(68,679)
GLITNIR BON-BAML3	228,304	88,682
GM 8.375% 7/15/2033 - ESCROW	283,000	28
GMAC MORTGAGE CORPORATION LOAN 4.32843% 25 Jun 2034	54,545	51,670
GMX RESOURCES 11% 12/1/2017 (P	1,249,669	1,174,689
GMX RESOURCES 15% 12/1/2017 (P	213,000	213,000
GMX RESOURCES DIP FINANCING	293,911	276,576
GNR 2007-26 SG FLT 04/20/2037	105,406	16,102
GPMF 2006-AR2 4X 1 03/25/2036	176,354	2,229
GPMF 2006-AR3 3A1 FLT 04/25/2036	116,859	72,749
GPMF 2006-OH1 M1 0.60875 01/25/2037 ESC	1	—
GRANITE MASTER ISSUER PLC 0.40813% 20 Dec 2054	128,829	127,434
GRANITE MASTER ISSUER PLC 1% 20 Dec 2050	174,046	172,160
GRANITE MORTGAGES PLC. 0.80313% 20 Jul 2043	112,966	112,209
GREENS CREEK FUNDING LTD	2,940,000	2,249,100
GRIFFEY (GETTY IMAGES) 7% 10/1	240,000	189,600
GRIFFEY INTR INC / FIN S	42,000	33,390
GROUPAMA SA 6.298 PERP	800,000	957,000
GSAA 2006-S1 1M1 0.705 01/25/2037 ESC	1	—
GSAA 2007-1 M1 0.52 02/25/2037 ESC	1	—
GSAMP 2007-NC1 M2 0.53 12/25/2046 ESC	1	—
GSCSF 2006-4A A1 FLT 11/06/2046 144A	258,006	—

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
GSR 2004-15F 2A3 6 12/25/2034	34,485	5,073
GSR 2005-HEL1 A1 FLT 11/25/2030	22,866	12,576
HALCYON 2007-2X CLO SUB 10/29/	1,210,000	877,250
HANJIN SHIPPING CO LTD 4 07/20/2016	400,000	360,000
HARBINGER 7 7/8% 7/15/2019	290,000	305,225
HARBM 3 A FLT 07/15/2014	1,377,421	1,813,461
HASC 2006-WMC1 M2 0.60875 07/25/2036 ESC	1	—
HASC 2007-NC1 A3 FLT 04/25/2037	1,091,000	580,966
HBOS PLC 6.75% 21 May 2018	254,000	287,306
HCA INC 7.875% 15 Feb 2020	200,000	214,750
HEAT 2006-6 M1 FLT 11/25/2036 ESC	1	—
HEAT 2006-7 M1 FLT 01/25/2037 ESC	1	—
HEAT 2007-2 M1 0.75875 07/25/2037 ESC	1	—
HEMT 2006-4 A1 FLT 11/25/2036	108,834	30,570
HEMT 2006-6 M1 3.60875 03/25/2037 ESC	1	—
HEMT 2006-6 M2 2.85188 03/25/2037 ESC	1	—
HENGAN INTL GROUP CO 0% 27JUN18	1,000,000	137,021
HIGHLANDER EURO CDO	800,000	854,627
HOLMES MASTER ISSUER PLC 1.618% 15 Oct 2054	156,593	216,368
HOME INNS HTL MNGMT INC 2 12/15/2015	272,000	285,260
HOST HOTELS & RESORTS LP	553,000	837,071
HSBC FINANCE CORP 6.676% 15 Jan 2021	600,000	689,422
HVMLT 2004-9 3A FLT 12/19/2034	60,511	42,799
HVMLT 2006-12 B2 FLT 01/19/2038 ESCROW	1	—
HVMLT 2007-2 B1 0.87875 05/25/2038 ESC	1	—
ICE CANYON CLO 2012 1A INC	2,900,000	2,827,500
ICE CANYON CLO 2013 1A D	900,000	815,625
ICE CANYON CLO 2013 1A INC	2,700,000	2,578,500
ICM 2006-S2A A1LB FLT 10/12/2045 144A	258,006	13
IMPAS 3 A FLT 03/22/2043	768,643	788,700
IMPAS 4 A FLT 03/22/2044	484,066	502,022
IMSER 2 B2 FLT 09/18/2025	200,000	242,000
IMSER 2 B3 FLT 09/18/2025	100,000	120,656
INABS 2007-B M2 FLT 07/25/2037 ESCROW	1	—
INDX 2006-AR3 3X FLT 04/25/2036 ESCROW	1	—
INDYMAC INDX MORTGAGE LOAN TRU 5.0992% 25 Sep 2035	216,440	189,907
INDYMAC RESIDENTIAL ASSET BACK 0.69472% 25 Aug 2035	300,000	292,851
INFIG CONSTRUCTION AF2 AUD	154,898	116,205
INFIG CONSTRUCTION AF2 EUR	50,079	57,841
INFIG CONSTRUCTION AF3 AUD	2,805	2,105
INFIG CONSTRUCTION AF3 EUR	2,791	3,223
INFIG CONSTRUCTION LC AUD	5,166	(738)
INFIGEN CONSTRUCTION MF AUD	138,572	103,957
INFIGEN CONSTRUCTION MF USD	21,072	17,700
INFIGEN LC EUR	10,145	(2,232)
INFIGEN TL MF AUD	130,685	98,041
INFIGEN TL MF USD	140,877	118,336
INFIGEN TLAF1 USD	164,942	138,551
INFIGEN WC MF EUR	10,069	(2,215)
ING BANK NV 2.5% 14 Jan 2016	400,000	412,680
INSTITUT CREDITO OFICIAL 2.044% 25 Mar 2014	900,000	1,238,542
INSTITUT CREDITO OFICIAL 6.125% 27 Feb 2014	200,000	178,586
INTC 2.95% 12/15/35	(552,000)	(619,477)
INTER AMERICAN DEVEL BK 6% 26 Feb 2021	800,000	775,197
INTL BANKING CORP SYN CLAIM	195	2
IPAYMENT HOLDINGS INC 15 11/15/2018 7.5 PIK	646,747	307,205
IPAYMENT INC 10.25 05/15/2018	253,000	198,605
ITALY GOV T INT BOND 6% 04 Aug 2028	100,000	171,488
IVG IMMOBILIEN AG REV B EUR	395,462	497,259
IVG IMMOBILIEN TLA 1L EUR	341,916	432,523
IXIS 2006-HE2 A3 FLT 08/25/2036	395,539	169,416
IXIS 2006-HE2 A4 FLT 08/25/2036	745,142	325,319
IXIS 2007-HE1 A4 FLT 05/25/2037	260,119	90,806
IXIS 2007-HE1 M1 0.51594 05/25/2037 ESC	1	—
JAPAN 140 (20 YR ISSUE) 1.7% 20 Sep 2032	660,000,000	6,492,754

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
JAPAN 143 (20 YR ISSUE) 1.6% 20 Mar 2033	230,000,000	2,212,077
JAPAN 144(20 YEAR ISSUE) 1.5% 20 Mar 2033	20,000,000	189,364
JEFFERSON CO SWR-D 6.5 10/01/2053	245,000	229,528
JEFFERSON CO-CABS-F 0 10/01/2046	815,000	368,788
JINKOSOLAR HOLDING CO LT	315,000	337,586
JP MORGAN CHASE BANK NA 6% 01 Oct 2017	1,000,000	1,144,119
JP MORGAN CHASE COMMERCIAL MOR 5.42% 15 Jan 2049	400,000	438,785
JP MORGAN CHASE COMMERCIAL MOR 5.747% 12 Feb 2049	400,000	444,164
JP MORGAN MORTGAGE TRUST 2.931524% 25 Apr 2035	140,813	140,460
JPALT 2005-S1 1A8 FLT 12/25/2035	222,830	69,022
JPMMT 2004-S2 4A2 FLT 11/25/2034	89,905	19,327
JUNTA DE ANDALUCIA 5 01/26/2024	36,000	40,590
JUNTA DE ANDALUCIA 5.755 06/30/2026	60,000	70,125
JUNTA DE CASTILLA Y LEON 6.505% 01 Mar 2019	400,000	629,745
K HOVNANIAN ENTERPRISES 6 12/01/2017	523,000	786,920
KAISER FOUNDATION HOSPIT 4.875 04/01/2042	(115,000)	(108,760)
KAUF HOLD HEDGE	96,064	122,841
KAUFMAN & BROAD OPCO RCF	7,618	(524)
KAUFMAN & BROAD S.A OPCO TL B3	10,278	13,991
KAUFMAN & BROAD S.A OPCO TL C3	10,340	14,075
KAUFMAN & BROAD S.A. HOLD REV	106,026	135,580
KAUFMAN & BROAD S.A. HOLD TL 1	105,470	134,870
KAUFMAN & BROAD S.A. HOLD TL 2	105,174	134,491
KAUFMAN & BROAD S.A. HOLD TL C1	106,086	135,658
KAUFMAN & BROAD S.A. HOLD TL C2	105,526	134,942
KAUP BOND EUR DB	1,399,306	447,341
KAUP BOND EUR DB2	1,295,928	414,292
KAUP LOAN EUR ML	53,671	17,158
KAUPTHING BOND EUR YORVIK	217,698	69,595
KAUPTHING BOND TRADE CLAIM EUR MS	276,496	88,392
KAUPTHING BOND TRADE CLAIM EUR MS 2	266,449	85,180
KAUPTHING BOND TRADE CLAIMS AUD BARC	175,701	29,030
KAUPTHING BOND TRADE CLAIMS CHF CITI	58,567	11,727
KAUPTHING BOND TRADE CLAIMS CHF DB	130,019	26,034
KAUPTHING BOND TRADE CLAIMS CHF MS	207,065	41,462
KAUPTHING BOND TRADE CLAIMS CHF MS2	58,270	11,668
KAUPTHING BOND TRADE CLAIMS EUR MS	153,424	49,048
KAUPTHING BOND TRADE CLAIMS EUR RBS	92,953	29,716
KAUPTHING BOND TRADE CLAIMS USD SEAP	1,033,040	250,512
KAUPTHING BOND TRADE CLAIMS USD YORVIK	99,427	24,111
KAUPTHING BOND TRADE CLAIMS USD YORVIK2	74,497	18,066
KAUPTHING BOND TRUST TRADE CLAIMS EUR CITI	61,418	19,635
KAUPTHING BOND TRUST TRADE CLAIMS EUR CITI	24,633	7,875
KAUPTHING BOND TRUST TRADE CLAIMS USD CITI	666,457	161,616
KAUPTHING BOND TRUST TRADE CLAIMS USD CITI2	58,961	14,298
KAUPTHING BOND TRUST TRADE CLAIMS USD CITI3	32,938	7,987
KAUPTHING BOND TRUST TRADE CLAIMS USD CITI4	1,862,653	451,693
KAUPTHING BOND TRUST TRADE CLAIMS USD CITI5	348,357	84,477
KAUPTHING BOND TRUST TRADE CLAIMS USD CITI6	585,672	142,025
KAUPTHING BOND TRUST TRADE CLAIMS USD CITI7	585,672	142,025
KAUPTHING BOND TRUST TRADE CLAIMS USD CITI8	260,249	63,110
KAUPTHING BOND TRUST TRADE CLAIMS USD CITI9	347,528	84,276
KAUPTHING BOND TRUST TRADE CLAIMS USD DB	195,691	47,455
KAUPTHING BOND TRUST TRADE CLAIMS USD MS	465,629	112,915
KAUPTHING BOND TRUSTEE USD CIT 10	962,945	233,514
KAUPTHING BOND USD CITI	310,732	75,353
KAUPTHING DEPOSIT TRADE CLAIM EUR CIT	3,591,251	1,148,078
KAUPTHING DEPOSIT TRADE CLAIM EUR CIT2	1,295,928	414,292
KFW 2% 07 Sep 2016	500,000	716,432
KINTYRE CLO 2007-1A D 12/20/23	1,220,000	1,291,581
KKR FINANCIAL 2007-1A F 5/15/2	50,000	53,000
KKR FINANCIAL 2007-1A G 5/15/2	50,000	52,500
KKR FINANCIAL 2007-1A H 5/15/2	50,000	52,500
KKR FINANCIAL 2007-1A SUB 5/15	380,000	342,000
KKR FINANCIAL 2007-AA C 10/15/	20,000	19,903

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
KKR FINANCIAL 2007-AA D 10/15/	40,000	40,000
KKR FINANCIAL 2007-AA E 10/15/	330,000	331,111
KKR FINANCIAL 2007-AA F 10/15/	20,000	20,342
KKR FINANCIAL 2007-AA G 10/15/	30,000	30,176
KKR FINANCIAL 2007-AA H 10/15/	30,000	30,131
KKR FINANCIAL 2007-AA SUB 10/1	30,000	47,100
L 3.75% 02/15/30	1,413,000	844,268
L 4.0% 11/15/29 (FON)	765,000	474,300
L 8.5% 07/15/29	(95,000)	(103,612)
LBHI CLASS 9A	46,904	5,739
LBHI GUARANTEE CLAIM USD	256,175	25,618
LBHI TERM LOAN JPY	156,115,025	289,129
LBI DB CLAIM	175,000	75,250
LBI LAZARD CLAIM	3,562,000	1,531,660
LBIE CLAIM GBP2	212,000	150,138
LBIE TCL GBP TORONTO-DOMINION BANK	29,808	22,530
LBMLT 2004-4 M4 FLT 10/25/2034	36,227	26,399
LBMLT 2006-10 M2 0.51875 11/25/2036 ESC	1	—
LBMLT 2006-5 M1 FLT 06/25/2036 ESC	1	—
LCERT 2006-1A A1 FLT 02/15/2046 144A	77,402	4
LCPI CLAIM WDAC	9,740	2,289
LEHMAN BROTHERS HOLDINGS	220,000	46,475
LEHMAN BROTHERS HOLDINGS	27,000	5,468
LEHMAN BROTHERS HOLDINGS	219,000	46,264
LEHMAN BROTHERS HOLDINGS	698,000	148,325
LEHMAN BROTHERS HOLDINGS	306,000	64,260
LEHMAN BROTHERS HOLDINGS	258,000	54,180
LEHMAN BROTHERS HOLDINGS	239,000	50,190
LEHMAN BROTHERS HOLDINGS	416,000	87,880
LEHMAN BROTHERS HOLDINGS	363,000	76,230
LEHMAN BROTHERS HOLDINGS	4,992,000	1,054,560
LEHMAN BROTHERS HOLDINGS	603,000	127,384
LEHMAN BROTHERS HOLDINGS	3,050,000	640,500
LEHMAN BROTHERS HOLDINGS	962,000	202,020
LEHMAN BROTHERS HOLDINGS	3,297,000	712,976
LEHMAN BROTHERS HOLDINGS	2,698,000	569,953
LEHMAN BROTHERS HOLDINGS 0 01/14/2009 (NON ACC)	2,450,000	508,375
LEHMAN BROTHERS HOLDINGS 0 03/17/2011 EUR	88,000	25,713
LEHMAN BROTHERS HOLDINGS 0 03/17/2011 EUR	561,000	163,917
LEHMAN BROTHERS HOLDINGS 0 04/05/2011 EUR	386,000	112,784
LEHMAN BROTHERS HOLDINGS 0 05/04/2011 EUR	84,000	24,688
LEHMAN BROTHERS HOLDINGS 0 05/04/2011 EUR	388,000	114,036
LEHMAN BROTHERS HOLDINGS 0 05/19/2016 EUR	150,000	43,828
LEHMAN BROTHERS HOLDINGS 0 05/25/2010 (NON ACC)	1,723,000	361,830
LEHMAN BROTHERS HOLDINGS 0 06/12/2013	326,000	95,253
LEHMAN BROTHERS HOLDINGS 0 07/20/2012	560,000	163,625
LEHMAN BROTHERS HOLDINGS 0 08/21/2009 (NON-ACC)	252,000	52,605
LEHMAN BROTHERS HOLDINGS 0 09 NA	67,000	14,070
LEHMAN BROTHERS HOLDINGS 0 10/25/2011 EUR	43,000	12,564
LEHMAN BROTHERS HOLDINGS 0 11/09/2009 EUR	374,000	109,278
LEHMAN BROTHERS HOLDINGS 0% 03/05/2010 NA	50,000	14,609
LEHMAN BROTHERS HOLDINGS 05/10/2012 EUR	200,000	58,438
LEHMAN BROTHERS HOLDINGS 05/10/2012 EUR	1,150,000	336,016
LEHMAN BROTHERS HOLDINGS 05/19/2023 NA	11,000	2,228
LEHMAN BROTHERS HOLDINGS 11 06/22/2022 (NA)	78,000	15,990
LEHMAN BROTHERS HOLDINGS 4 03/09/2015 EUR	2,546,000	748,285
LEHMAN BROTHERS HOLDINGS 4 05/04/2011 EUR	151,000	44,380
LEHMAN BROTHERS HOLDINGS 4 05/04/2011 EUR	771,000	226,602
LEHMAN BROTHERS HOLDINGS 4.75 01/16/2014 EUR	509,000	149,598
LEHMAN BROTHERS HOLDINGS 5.125 06/27/2014 EUR	400,000	117,563
LEHMAN BROTHERS HOLDINGS 5.125 06/27/2014 EUR	150,000	44,086
LEHMAN BROTHERS HOLDINGS 5.375 10/17/2012 EUR	200,000	58,781
LEHMAN BROTHERS HOLDINGS 5.5 02/27/2020 (NON ACC)	18,000	3,645
LEHMAN BROTHERS HOLDINGS 5.625 03/15/2030(NON ACC)	17,000	3,528
LEHMAN BROTHERS HOLDINGS 5.7 12/14/2029 (NON ACC)	25,000	5,063

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
LEHMAN BROTHERS HOLDINGS 5.75 07/18/2011 (NON ACC)	328,000	68,880
LEHMAN BROTHERS HOLDINGS 6 04/01/2011 (NA)	462,000	72,502
LEHMAN BROTHERS HOLDINGS 6.375 05/10/2011 EUR	116,000	34,093
LEHMAN BROTHERS HOLDINGS 6.5 02/13/2037 (NON ACC)	21,000	4,253
LEHMAN BROTHERS HOLDINGS 7 11/16/2037 (NA)	12,000	2,430
LEHMAN BROTHERS HOLDINGS 7.875 11/01/2009(NON ACC)	7,500,000	1,556,250
LEHMAN BROTHERS HOLDINGS 9.5 12/28/2022 (NA)	229,000	46,373
LEHMAN BROTHERS HOLDINGS FLT 01/03/2023 (NON ACC)	15,000	3,038
LENNAR CORP	236,000	434,563
LENNAR CORP	1,505,000	2,717,712
LIBERTY INTERACTIVE LLC 0.75 03/30/2043 144A	199,000	248,212
LIBERTYVIEW CREDIT OPPORTUNITIES FUND LP	619,037	238,492
LIBERTYVIEW CREDIT SELECT FUND LP	296,707	114,310
LIBERTYVIEW FUNDS LP	284,921	109,769
LIBERTYVIEW GLOBAL RISK ARBITRAGE FUND LP	39,458	15,202
LIBERTYVIEW SPECIAL OPPORTUNITIES FUND LP	146,048	56,267
LLOYDS BANK PLC 12% 31 Dec 2049	500,000	673,104
LOS ANGELES CNTY CA PUBLIC WKS 7.618% 01 Aug 2040	300,000	350,973
LOTTE SHOPPING CO LTD 0% 05JUL16 USD CCY	2,800,000	2,803,500
LUDGATE FUNDING PLC 0.943% 01 Jan 2061	400,000	497,216
LUKOIL INTL FINANCE BV 2.625 06/16/2015	(800,000)	(864,000)
LUKOIL INTL FINANCE BV 2.625 06/16/2015	(200,000)	(216,000)
LUSI 4 A FLT 09/15/2048	57,057	61,390
LUSI 5 A FLT 07/15/2059	5,191	5,388
LUSI 5 A FLT 07/15/2059	404,345	419,760
LXS 2007-1 WF1 FLT 01/25/2037	160,586	99,756
LXS 2007-18N AX 1 10/25/2037 (NON ACC)	2,090,184	—
MADISON PARK F IV 2007-6A INC	260,000	323,700
MADISON PARK F V 2007-5A SUB 2	260,000	326,300
MADISON PARK FND 2005-1A SUB	260,000	221,000
MADISON PARK FND 2006-2A INC	500,000	555,500
MADISON PARK FND III 2006-3A S	130,000	155,567
MADISON PARK FNDG 2011-7A SUB	1,040,000	1,102,400
MAGEL 4 A FLT 07/20/2059	598,324	634,504
MANA 2007-F1 IO2 6.25 03/25/2037	127,711	34,891
MANA 2007-OAR3 A3 FLT 07/25/2047 ESC	3	—
MANSD 2006-1X M2 FLT 10/15/2048	100,000	134,185
MANSD 2007-2X M1 FLT 12/15/2049	240,000	363,690
MARATHON CLO LTD	400,000	480,000
MARM 2007-1 IX3 0.5 01/25/2047	2,627,397	53,599
MARM 2007-HF1 M1 0.74606 05/25/2037 ESC	1	—
MARSH + MCLENNAN COS INC 5.75% 15 Sep 2015	32,000	34,564
MAXIS LOANS SECURITISATION 5.4433% 12 Sep 2041	87,486	78,891
MERCATOR CLO PLC 0.461% 18 Feb 2024	90,198	122,020
MERITAGE HOMES CORP	438,000	493,644
MERRILL LYNCH MORTGAGE INVESTO 2.6025% 25 Feb 2036	42,724	38,863
MERRILL LYNCH MORTGAGE INVESTO 2.8006% 25 Feb 2035	97,416	97,141
MEX BONOS DESARR FIX RT 10% 05 Dec 2024	1,500,000	146,244
MEX BONOS DESARR FIX RT 7% 19 Jun 2014	10,000,000	775,509
MEXICAN CETES 0% 03 Apr 2014	280,000,000	2,119,035
MEXICAN CETES 0% 06 Mar 2014	250,000,000	1,897,989
MEXICAN CETES 0% 23 Jan 2014	160,000,000	1,219,499
MEXICAN CETES 0.01% 26 Jun 2014	140,000,000	1,050,645
MFD 2008-1 B1 FLT 03/13/2046	405,205	550,435
MFD 2008-1 B2 FLT 03/13/2046	499,987	745,450
MFD 2008-1 R 0 03/13/2046	214	88,628
MGIC INVESTMENT CORP 5 05/01/2017	1,064,000	1,206,786
MGM RESORTS INTL 7.75 03/15/2022	(92,000)	(103,040)
MGM RESORTS INTL 8.625 02/01/2019	(118,000)	(138,945)
MID STATE TRUST 8.33% 01 Apr 2030	56,698	58,640
MKP 6A A2 FLT 06/15/2051 144A	232,205	1
ML CFC COMMERCIAL MORTGAGE TRU 5.172% 12 Dec 2049	399,000	432,579
ML CFC COMMERCIAL MORTGAGE TRU 5.378% 12 Aug 2048	400,000	435,599

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
MLST IV-A A1A FLT 08/04/2047 144A ESCROW	1	—
MLST IV-A A1B FLT 08/04/2047 144A ESCROW	1	—
MLST IV-A A1C FLT 08/04/2047 144A ESCROW	1	—
MONGOLIAN MINING CORP 8.875 03/29/2017	232,000	184,440
MORGAN STANLEY 1% 15 Oct 2015	600,000	598,733
MORGAN STANLEY BAML TRUST 1.5295% 15 Dec 2048	1,878,816	133,644
MORGAN STANLEY MORTGAGE LOAN T 5.70097% 25 Feb 2047	217,628	165,505
MORGAN STANLEY REREMIC TRUST 5.998848% 12 Aug 2045	300,000	327,774
MSAC 2006-HE3 A2D FLT 04/25/2036	935,000	544,444
MSAC 2006-HE6 M2 FLT 09/25/2036 ESC	1	—
MSAC 2007-HE1 M1 FLT 11/25/2036 ESCROW	1	—
MSAC 2007-NC1 M1 FLT 11/25/2036 ESC	1	—
MSM 2007-1XS M1 0.52875 09/25/2046 ESC	1	—
MSM 2007-2AX M1 0.52625 12/25/2036 ESC	1	—
MUNDA CLO 1A B 12/5/24 (NPTNO)	3,670,000	4,558,113
MUNDA CLO 1A C 12/5/24 (NPTNO)	1,770,000	2,064,480
MUNDA CLO 1A D 12/5/24	800,000	890,935
MYLAN INC 3.75 09/15/2015	2,213,000	7,259,014
NAGOYA RAILROAD 0 12/31/2023	(20,000,000)	(203,248)
NATL ENERGY 10.375% UNIT FROM REORG	3,671,034	—
NAUTILUS SHIPHOLDINGS TERM LOAN B (JUNIOR LOAN)	436,106	104,666
NCIG HOLDINGS PTY LTD 12.5 08/26/2031	300,000	330,000
NEPTUNO CLO 2007-2A C 1/6/23	300,000	370,192
NEW GOLD INC 6.25 11/15/2022 144A	201,000	193,965
NEW S WALES TREASURY CRP 6% 01 Feb 2018	800,000	783,500
NEW ZEALAND GOVERNMENT 5% 15 Mar 2019	2,700,000	2,301,280
NEW ZEALAND GOVERNMENT 5.5% 15 Apr 2023	1,600,000	1,392,798
NEW ZEALAND GOVERNMENT 6% 15 May 2021	1,000,000	897,042
NEWCREST FINANCE PTY LTD 4.2 10/01/2022 144A	67,000	54,472
NEWGATE FUNDING PLC 0.67563% 01 Dec 2050	400,000	607,370
NOBLE GROUP LTD 0 06/13/2014	1,476,000	2,197,395
NOMURA ASSET ACCEPTANCE CORPOR 0.99875% 25 Aug 2034	62,145	61,400
NORDEA BANK AB 3.25 07/05/2022	(100,000)	(145,173)
NORDEA BANK AB 4 06/29/2020	(85,000)	(130,082)
NORDEA BANK AB 4.5 03/26/2020	(185,000)	(278,108)
NSCR TRUST 2007-4A A2 FLT 10/25/52 144A	55,558	22
NUANCE COMMUNICATIONS 2.75 11/01/2031	119,000	116,200
NYC WTR FIN AUTH-BB 5 06/15/2044	115,000	117,187
NYKREDIT 2% 01 Jan 2015	1,200,000	225,267
OCONNOR GLBL FUNDAMENTAL MRKT NEUTRAL L/S MSTR LTD	13,856	11,132
OCONNOR GLOBAL CONVERTIBLE ARBITRAGE II MSTR LTD	13,579	6,077
OCONNOR GLOBAL CONVERTIBLE ARBITRAGE MSTR LTD	231,423	103,568
OCR 3.25% 12/15/35	566,000	606,981
ONTARIO (PROVINCE OF) 2.95% 05 Feb 2015	900,000	925,074
ONTARIO (PROVINCE OF) 3.15% 02 Jun 2022	500,000	462,885
ONTARIO (PROVINCE OF) 4% 02 Jun 2021	100,000	99,700
ONTARIO (PROVINCE OF) 4% 07 Oct 2019	200,000	216,508
OOMLT 2007-1 M2 FLT 01/25/2037 ESC	1	—
OOMLT 2007-4 M2 0.64328 04/25/2037 ESC	1	—
OOMLT 2007-5 M2 FLT 05/25/2037 ESCROW	1	—
OPERA CMH A FLT 01/15/2015	438,120	588,710
OSIM INTERNATIONAL LTD 2.75 07/05/2016	30,000	29,616
OSIM INTERNATIONAL LTD 2.75 07/05/2016	340,000	335,650
OZLM FUNDING LTD 2012-2A SUB	1,200,000	1,068,000
OZLM FUNDING LTD 2013-3A SUB	1,000,000	917,500
OZLMF FUNDING LTD 2013-4A SUB	500,000	477,500
OZLMF FUNDING LTD 2013-5A SUB	2,500,000	2,325,000
PALADIN ENERGY LTD 6 04/30/2017	200,000	140,000
PALOMAR CA CMNTY CLG DIST 7.194% 01 Aug 2045	300,000	329,148
PARAGON MORTGAGES PLC 0.3825% 15 Nov 2038	173,038	155,231
PARAGON MORTGAGES PLC 1.3675% 15 May 2041	407,111	613,873
PATRIOT COAL CORP 15 12/15/2023 TGL	472,862	756,579
PBHET 2000-1 A2 FLT 03/25/2030	128,585	67,378
PEARSON DOL FIN TWO PLC 6.25% 06 May 2018	725,000	826,995
PESCANOVA TL	19,371	1,998

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
PHH CORP	413,000	442,381
PHH CORP	329,000	352,405
PHS GROUP PLC ACQ CAPEX	9,751	13,084
PHS GROUP PLC ACQ CAPEX EUR	4,279	4,766
PHS GROUP PLC TL B	12,168	16,328
PREFERRED TERM SECS XXI FLT 03/22/2038 144A	1,349,700	828,941
PREFERRED TERM SECS XXVII LTD FLT 12/22/2037 144A	82,333	61,201
PREFERRED TERM XXII FLT 09/22/2036 144A	128,689	94,050
PREFERRED TERM XXII FLT 09/22/2036 144A	858,487	525,823
PREFERRED TERM XXIII FLT 12/22/2036	188,786	116,104
PREFERRED TERM XXIII FLT 12/22/2036 144A	673,433	505,496
PRIME 2006-1 2A6 6 06/25/2036	38,887	35,747
PRISA NEW MONEY TERM LOAN 2 - PRS SM	11,057	12,771
PRISA NEW MONEY TERM LOAN 3 DEC 2013 - PRS SM	38,945	34,807
PROMI 2 A FLT 04/26/2019	96,816	145,750
PROVINCE OF QUEBEC 3% 01 Sep 2023	100,000	89,147
PROVINCE OF QUEBEC 3.5% 01 Dec 2022	300,000	282,025
PR-REF-A 5 07/01/2041	25,000	15,279
PUMA FINANCE LIMITED 3.18% 22 Aug 2037	119,340	105,541
QIHOO 360 TECH CO LTD 2.5 09/15/2018 144A	460,000	492,462
RABOBANK NEDERLAND 3.875% 08 Feb 2022	700,000	703,816
RADIAN GROUP INC 3 11/15/2017	985,000	1,401,229
RALI 2006-QO10 M1 0.59063 01/25/2037 ESC	1	—
RALI 2007-QH2 M1 0.6225 03/25/2037 ESC	1	—
RALI 2007-QH2 M2 FLT 03/25/2037 ESC	1	—
RALI 2007-QH3 M1 FLT 04/25/2037 ESC	1	—
RAMP 2006-NC1 M2 FLT 01/25/2036	83,852	7,168
RAST 2006-A3CB AX 6 01/25/2046	255,899	67,125
RAST 2006-A5CB AX 6.25 06/25/2036	300,378	80,772
REALKREDIT DANMARK 1% 01 Jan 2038	0	0
REALKREDIT DANMARK 2% 01 Jan 2015	800,000	150,304
RELIANCE INFRATEL LMA - DB	352,172	316,955
RENESOLA LTD 4.125 03/15/2018 144A	282,000	223,271
REPUBLIC OF SLOVENIA 4.7% 01 Nov 2016	500,000	713,991
RIVERCITY AUD SWAP INTEREST LOAN CLAIM	99,596	5,782
RIVERCITY SWP PIK	451	—
RIVERSIDE CA ELEC REVENUE 7.455% 01 Oct 2030	200,000	242,752
RLOC 2007-1X B1B FLT 12/15/2043	72,220	102,890
ROC FINANCE LLC/ROC FIN 12.125 09/01/2018 144A	182,000	185,640
ROYAL BK OF SCOTLAND PLC 1.757 12/21/2033	300,000	328,421
ROYAL BK OF SCOTLAND PLC FLT 12/20/2033	2,000,000	2,257,118
RPG BYTY SRO 6.75 05/01/2020	24,000	33,330
RPG BYTY SRO 6.75 05/01/2020	1,620,000	2,249,775
RVMLT 2007-1 X FLT 05/25/2047 144A	504,921	8,041
RVMLT 2007-2A X FLT 07/25/2047 144A	603,932	15,098
RYLAND GROUP	1,433,000	2,188,562
SAAD SA INVEST FLT 08/24/2017	25,324	2,406
SABR 2007-BR3 M1 FLT 04/25/2037 ESC	1	—
SABR 2007-BR4 M2 0.5726 05/25/2037 ESC	1	—
SABR 2007-NC1 M2 0.53 12/25/2036 ESC	1	—
SACO 2006-9 A1 FLT 08/25/2036	56,201	55,583
SALT VERDE FNL CORP 5 12/01/2037	262,000	252,434
SALUS 2012-1I SUB 03/05/21	900,000	882,000
SALUS 2012-1IN FN CLASS 03/05/	1,100,000	1,084,160
SALUS 2012-1IN SUBN 03/05/21	2,600,000	2,548,000
SAMI 2004-AR5 2A3 FLT 10/19/2034	23,559	20,131
SAMI 2006-AR3 12X 1 04/25/2036	2,430,126	91,778
SAMI 2006-AR4 2A1 FLT 06/25/2036	54,076	44,429
SARM 2005-9 2A1 FLT 05/25/2035	24,516	16,135
SASC 2006-BC4 M2 FLT 12/25/2036 ESCROW	1	—
SASC 2006-BC6 M2 FLT 01/25/2037	1	—
SASC 2006-OW1 A6M FLT 12/25/2035 144A	45,818	125
SASC 2006-S4 M1 0.8375 01/25/2037 ESC	1	—
SASC 2007-BC1 M2 FLT 02/25/2037 ESC	1	—
SASC 2007-EQ1 M2 0.69722 03/25/2037 ESCROW	1	—

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
SAUR NEW TL EUR	7,987	7,962
SAUR NEW HLCO TL A	6,215	6,836
SAUR NEW HLCO TL B	47,944	34,610
SAUR NEW PIK A	29,818	1,127
SAYBROOK POINT CBO (FAC 0.4528	1,970,000	549,288
SHIZUOKA BANK LTD 0 04/25/2018	(700,000)	(743,750)
SIEMENS FINANCIERINGSMAT 1.05 08/16/2017	(250,000)	(290,000)
SIEMENS FINANCIERINGSMAT 1.65 08/16/2019	(1,250,000)	(1,470,313)
SINA CORP 1 12/01/2018 144A	1,064,000	1,082,961
SK HYNIX INC 2.65 05/14/2015	100,000	123,750
SK HYNIX INC 2.65 05/14/2015	100,000	123,750
SLC STUDENT LOAN TRUST 0.72325% 15 Jun 2017	49,068	49,090
SLM STUDENT LOAN TRUST 1.9511% 25 Apr 2023	785,960	809,799
SLOSO 2005-1A A1L FLT 10/15/2035	1,099,770	789,085
SLOSO 2005-1A A1LA FLT 10/15/2035 144A	437,709	312,087
SLOSO 2007-1A A1LA FLT 10/07/2037 144A	622,276	445,316
SM INVESTMENTS CORP 1.625 02/15/2017	200,000	226,000
SMALL BUSINESS ADMINISTRATION 5.6% 01 Sep 2028	301,454	335,744
SNY SENIOR SUBORDINATED NOTES 9.75%	959,001	994,964
SOLIDIUM OY 0.5 09/29/2015	(200,000)	(292,061)
SPAIN LETRAS DEL TESORO 0 01/24/2014	164,000	225,448
SPIRIT ISSUER PLC FLT 12/28/2031	117,000	168,877
SPS 2005-3X D1C FLT 12/10/2043	61,000	77,811
SSP A1 GBP TL	1,108	1,814
SSP AMERICA (USA), LLC A11 USD TL	2,400	2,364
SSP FINANCING LIMITED LONDON (B1) E NOK TL	50,296	7,034
SSP FINANCING LIMITED LONDON B1 A GBP TL	11,107	16,008
SSP FINANCING LIMITED LONDON B1 B EUR TL	2,712	3,245
SSP FINANCING LIMITED LONDON B1 C USD TL	2,470	2,149
SSP FINANCING LIMITED, LONDON (B1) D SEK TL	25,672	3,389
SSP FINANCING LIMITED, LONDON A13 USD TL	1,761	1,735
SSP FINANCING SPAIN SL, MADRID A6 EUR TL	2,482	3,370
SSP FINANCING UK LTD, LONDON A2 GBP TL	17,605	28,836
SSP FINLAND FINANCING OY, HELSINKI A7 EUR TL	1,757	2,386
SSP FRANCE FINANCING SAS, PARIS A4 EUR TL	478	649
SSP NORWAY FINANCING AS, OSLO A9 NOK TL 2	87,700	14,069
SSP SWEDEN FINANCING AB, STOCKHOLM A10 SEK TL	44,587	6,751
STANDARD PACIFIC CORP	963,000	1,278,848
SUNCORP METWAY LTD 4% 16 Jan 2014	200,000	330,932
SURF 2007-BC1 M2 FLT 01/25/2038 ESC	1	—
SVENSKA HANDELSBANKEN AB 2.625 08/23/2022	(100,000)	(139,054)
SVENSKA HANDELSBANKEN AB 4.375 10/20/2021	(100,000)	(157,204)
SVENSKA HANDELSBANKEN AB 5.125 03/30/2020	(100,000)	(112,280)
SWAN 1% 25 Apr 2041	168,102	150,917
SWEDBANK HYPOTEK AB 3.75% 20 Dec 2017	1,200,000	198,393
SWEDISH COVERED BOND 4% 21 Mar 2018	1,000,000	166,940
SWEDISH GOVERNMENT 4.25% 12 Mar 2019	1,100,000	191,802
SYNCORA GUARANTEE INC 6.0% 07/27/2024 NA	237,993	130,896
TAKKO LUX 2 SCA 9.875 04/15/2019	8,000	10,753
TAKKO LUX 2 SCA 9.875 04/15/2019	551,000	740,578
TDA 24 A1 0.787 06/22/2040	315,520	381,779
TECHNIP 0.25% CVB 01/01/2017	(4,246)	(596,304)
TENN VALLEY AUTHORITY 5.88% 01 Apr 2036	363,000	420,508
TENN VALLEY AUTHORITY 6.25% 15 Dec 2017	400,000	473,343
TESLA MOTORS INC 1.5 06/01/2018	237,000	328,891
TEVA PHARM FIN CO LLC 0.25 02/01/2026	(378,000)	(403,012)
TEXAS COMP ELEC HOLD L/C EXT	390,688	269,575
TEXAS COMPETITIVE/TCEH 15 04/01/2021	1,347,000	363,690
THEAT 2007-1 C FLT 10/15/2031	159,888	218,518
THEAT 2007-1 C FLT 10/15/2031	170,054	232,413
THEAT 2007-1 D FLT 10/15/2031	119,223	150,104
THEAT 2007-2 B FLT 10/15/2031	195,913	275,867
THEAT 2007-2 C FLT 10/15/2031	231,052	315,778
THEAT 2007-2 D FLT 10/15/2031	53,604	67,488
THQ INC 5 08/15/2014 DFT NA ESCROW	368,000	92,000

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
TITN 2007-1X A FLT 01/20/2017	1,167,383	1,737,274
TITN 2007-1X C FLT 01/20/2017	177,000	1,466
TITN 2007-CT1X A2 FLT 01/23/2017	470,972	554,766
TMAN 6 A FLT 10/22/2016	210,299	270,004
TOKYO ELECTRIC POWER CO 2.125 03/24/2017	120,000	128,375
TORRENS TRUST 4.4008% 14 Jan 2041	157,779	142,362
TOYS R US 7.375% 10/15/18	33,000	24,420
TREASURY BILL 0% 06 Feb 2014	900,000	899,987
TREASURY BILL 0.01% 09 Jan 2014	200,000	200,000
TREASURY BILL 0.01% 11 Dec 2014	200,000	199,781
TREASURY BILL 0.01% 13 Nov 2014	800,000	799,300
TREASURY BILL 0.01% 30 Jan 2014	11,660,000	11,659,837
TREASURY BILL 0.095% 16 Jan 2014	200,000	199,999
TREASURY BILL 0 06/26/2014	5,000,000	4,997,995
TREASURY CORP VICTORIA 6% 17 Oct 2022	100,000	99,265
TROPC 2004-1A A1L FLT 07/15/2034 144A	199,569	148,679
TROPC 2004-4A A2L FLT 04/15/2035 144A	1,109,000	548,955
TROPC 2006-5A A1L2 FLT 07/15/2036	1,862,161	1,232,130
TSY INFL IX N/B	284,154	389,424
TSY INFL IX N/B 0.125% 15 Jan 2023	1,720,213	1,624,660
TSY INFL IX N/B 0.125% 15 Jul 2022	101,567	97,290
TSY INFL IX N/B 2.375% 15 Jan 2025	123,910	142,429
TSY INFL IX N/B 2.375% 15 Jan 2027	115,819	133,409
TSY INFL IX N/B 2.5% 15 Jan 2029	108,787	127,842
TXU EXTENDED TL	10,029,643	6,890,365
TXU TL B3	1,504,224	1,056,987
UBI BANCA SPCA 4.939 06/25/2014	(257,000)	(359,665)
UK TSY 3 1/4 2044 3.25% 22 Jan 2044	400,000	610,493
UK TSY 4 1/2 2042 4.5% 07 Dec 2042	300,000	574,675
UK TSY 4 1/4 2032 4.25% 07 Jun 2032	200,000	364,027
UK TSY 4 1/4 2036 4.25% 07 Mar 2036	100,000	181,757
UK TSY 4 1/4 2040 4.25% 07 Dec 2040	400,000	731,400
UMC/UNIMICRON TECH 0% 02DEC14 CVB	100,000	96,000
US TREASURY BILL 0 05/15/2014	5,000,000	4,999,123
US TREASURY BILL 0% 09/18/2014	12,000,000	11,993,741
US TREASURY N/B 0.125% 31 Jul 2014	100,000	100,012
US TREASURY N/B 0.25% 30 Jun 2014	500,000	500,391
US TREASURY N/B 0.25% 31 Aug 2014	1,600,000	1,601,374
US TREASURY N/B 0.25% 31 Jan 2014	3,087,000	3,087,482
US TREASURY N/B 0.25% 31 May 2014	12,480,000	12,487,313
US TREASURY N/B 0.75% 15 Jun 2014	200,000	200,578
US TREASURY N/B 1% 15 Jan 2014	300,000	300,094
US TREASURY N/B 1% 15 May 2014	4,000,000	4,013,280
US TREASURY N/B 2% 30 Nov 2020	100,000	97,344
US TREASURY N/B 2.25% 31 May 2014	1,400,000	1,412,250
US TREASURY N/B 2.5% 15 Aug 2023	1,000,000	960,312
US TREASURY N/B 2.75% 15 Aug 2042	100,000	79,234
US TREASURY N/B 3.125% 15 Nov 2041	200,000	172,750
US TREASURY N/B 3.625% 15 Aug 2043	600,000	566,625
US TREASURY N/B 3.75% 15 Nov 2043	300,000	289,969
US TREASURY N/B 5.25% 15 Feb 2029	500,000	601,875
US TREASURY NOTE 0.625% 04/30/2018	305,000	294,134
US TREASURY NOTE 1.25 10/31/2018	35,600	34,891
US TREASURY NOTE 1.375% 09/30/2018	(35,600)	(35,158)
US TREASURY NOTE 1.75% 05/15/2023	82,000	73,762
US TREASURY NOTE 2.5% 08/15/2023	(47,000)	(45,047)
US US TREASURY NOTE 1% 05/31/2018	78,000	76,294
VCWHE 2009-1 VAE9 FLT 11/26/2035	80,434	35,685
VEDANTA RESOURCES 5.5% 07/13/2016	150,000	152,063
VEDANTA RESOURCES 5.5% 07/13/2016	2,100,000	2,128,875
VEDANTA RESOURCES PLC 6.75 06/7/2016 (REG S)	(200,000)	(207,500)
VELA 2006-1A A FLT 12/10/2046 (NON ACCRUAL)	440,006	154,002
VERIZON COMMUNICATIONS 1% 15 Sep 2016	500,000	515,115
VIDEOCON INDUSTRIES LTD 6.75 12/16/2015	300,000	228,000
VINCOM JSC 5 04/03/2017	400,000	490,500

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
VIVARTE NEW B2 EXT	10,055	11,475
WA HLTH CARE FACS-A 4 08/15/2046	85,000	67,375
WACHOVIA MORTGAGE LOAN TRUST, 5.15194% 20 Oct 2035	272,396	238,056
WAMU 2004-AR10 X 0 07/25/2044	624,580	28,106
WAMU 2004-AR12 X 0 10/25/2044	832,494	37,535
WAMU 2005-AR1 A1A FLT 01/25/2045	16,644	15,547
WAMU 2005-AR1 X 0 01/25/2045	459,759	19,839
WAMU 2006-AR1 B2 FLT 01/25/2046 ESC	1	—
WAMU 2006-AR3 B2 FLT 02/25/2046 ESC	1	—
WAMU 2007-OA3 B1 FLT 04/25/2047 ESC	1	—
WAMU MORTGAGE PASS THROUGH CER 0.53722% 25 Nov 2045	256,571	226,021
WASH MUTUAL PFD 6.534 03/29/49 144A (NON-ACC)	124	—
WASH MUTUAL PFD FDG III 6.895 06/49 144A (NON-ACC)	120	—
WELLS FARGO MORTGAGE BACKED SE 2.68% 25 Apr 2036	64,298	62,975
WELLS FARGO MORTGAGE BACKED SE 2.760434% 25 Mar 2036	173,628	169,994
WELLS FARGO MORTGAGE BACKED SE 5.0799% 25 Mar 2036	40,401	39,925
WESTPAC BANKING CORP 1.85% 26 Nov 2019	200,000	196,420
WHARF FINANCE (2014) LTD 2.3 06/07/2014	12,000,000	1,553,332
WINDERMERE SER I CL D FLT 01/31/2023	41,249	39,152
WINDM XIV-X A FLT 04/22/2018	158,138	212,275
WINSWAY COKING COAL HOLD 8.5 04/08/2016	673,000	373,515
WM COVERED BOND PROGRAM 4.375% 16 Sep 2014	700,000	977,903
WMABS 2006-HE1 M4 0.6358 04/25/2036 ESC	1	—
WMABS 2007-HE2 M1 FLT 02/25/2037 ESC	1	—
WMALT 2005-7 CX 5.5 09/25/2035	144,862	32,572
WMALT 2006-1 CX 6.5 02/25/2036	62,648	12,843
WMALT 2006-AR4 X4 1.25 06/25/2046	96,495	4,130
WMALT 2007-OA3 MB1 0.7495 04/25/2047 ESC	1	—
WMALT 2007-OA3 MB2 FLT 04/25/2047 ESC	1	—
WMHE 2007-HE1 M2 FLT 01/25/2037 ESC	1	—
YASKAWA ELECTRIC CORP 0 03/16/2017	20,000,000	294,900
YELL GROUP TL A3 USD	72,692	15,629

Total Fixed Income Securities	2,430,048,204	$360,961,411

Derivatives
10YR US TREASURY NOTE FTR OPTN	(5,000)	(1,172)
10YR US TREASURY NOTE FTR OPTN	(7,000)	(875)
3MO EURO EURIBOR DEC14	3,250,000	(286)
3MO EURO EURIBOR JUN14	1,500,000	(122)
3MO EURO EURIBOR SEP14	3,500,000	19
90DAY EUR FUTR DEC14	7,250,000	(930)
90DAY EUR FUTR JUN14	7,250,000	343
90DAY EUR FUTR JUN15	500,000	719
90DAY EUR FUTR MAR15	1,250,000	(634)
90DAY EUR FUTR SEP14	18,500,000	(18)
90DAY EURO$ FUTR MAR18	(4)	2,237
90DAY EURO$ FUTR DEC14	(15)	(9,136)
90DAY EURO$ FUTR DEC15	(15)	(2,400)
90DAY EURO$ FUTR DEC16	(4)	(1,128)
90DAY EURO$ FUTR DEC17	(4)	1,350
90DAY EURO$ FUTR DEC18	(4)	1,732
90DAY EURO$ FUTR JUN14	(15)	(9,276)
90DAY EURO$ FUTR JUN15	(15)	(9,436)
90DAY EURO$ FUTR JUN16	(4)	(2,578)
90DAY EURO$ FUTR JUN17	(4)	525
90DAY EURO$ FUTR JUN18	(4)	2,004
90DAY EURO$ FUTR MAR14	(20)	(11,851)
90DAY EURO$ FUTR MAR15	(15)	(8,711)
90DAY EURO$ FUTR MAR16	(4)	(3,290)
90DAY EURO$ FUTR MAR17	(4)	(278)
90DAY EURO$ FUTR SEP14	(15)	(8,614)
90DAY EURO$ FUTR SEP15	(15)	(10,914)
90DAY EURO$ FUTR SEP16	(4)	(1,878)
90DAY EURO$ FUTR SEP17	(4)	1,125
90DAY EURO$ FUTR SEP18	(4)	(1,824)
90DAY STERLING FU DEC14	14,250,000	2,226
90DAY STERLING FU JUN14	2,000,000	(373)
90DAY STERLING FU SEP14	8,375,000	(4,064)
AA 2014 JAN 10 CALL 01/18/2014	582	42,486
AA 2014 JAN 10 CALL 01/18/2014	607	44,311
AAL 2014 APR 30 CALL 04/19/2014	(15)	(1,050)
AAL 2014 APR 30 PUT 04/19/2014	15	8,700
AAL 2014 FEB 30 CALL 02/22/2014	73	1,460
AAL 2014 FEB 30 PUT 02/22/2014	(73)	(37,960)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
AAL 2014 JAN 24 PUT 01/18/2014	221	8,840
AAL 2014 JAN 30 CALL 01/18/2014	(239)	(598)
AAL 2014 JAN 30 PUT 01/18/2014	239	117,110
AAL 2014 MAR 25 CALL 03/22/2014	5	950
AAL 2014 MAR 25 PUT 03/22/2014	(5)	(950)
AAL 2014 MAR 30 CALL 03/22/2014	140	5,950
AAL 2014 MAR 30 PUT 03/22/2014	(140)	(78,400)
AAPL 2014 JAN 495 CALL 01/18/2014	(8)	(53,100)
AAPL 2014 JAN 495 PUT 01/18/2014	8	176
AAPL 2014 JAN 550 CALL 01/18/2014	(10)	(17,575)
AAPL 2014 JAN 550 PUT 01/18/2014	10	6,550
AAPL 2014 JAN 575 CALL 01/18/2014	(8)	(4,660)
AAPL 2014 JAN 575 PUT 01/18/2014	8	15,800
AAPL 2014 JAN 600 CALL 01/18/2014	(26)	(3,926)
AAPL 2014 JAN 600 PUT 01/18/2014	26	105,755
ABERDEEN ASSET MGMT PLC SWP	(11,904)	(6,902)
ABX 2014 JAN 17 CALL 01/24/2014	83	8,674
ACAS 2014 JAN 14 PUT 01/18/2014	84	336
ACCESS MIDSTREAM PARTNERS LP SWP MS	(3,636)	(2,579)
ACCOR SWAP	814	8,798
ACCOR SWAP	62,876	430,201
ADIDAS AG CS SWP	525	9,239
ADIDAS AG SWP JPM	1,284	15,784
ADM 2014 FEB 43 CALL 02/22/2014	60	12,330
ADM 2014 MAR 42 CALL 03/22/2014	632	189,600
ADS GR 2014 DEC 84 CALL 12/19/2014	64	108,328
AFRICAN BANK INVESTMENTS SWP BOA	358	138
AFRICAN BANK INVESTMENTS SWP JPM	849	327
AGGREKO PLC SWP	(14,300)	(26,717)
AGILE DFT 20JUN14 500 BANA (ML)	100,000	(1,056)
AGILE DFT 20JUN14 500 BANA (ML)	100,000	(1,056)
AGILE DFT 20JUN14 500 BOA	800,000	(8,450)
AGILE DFT 20JUN14 500 CS 20JUN2014	200,000	(2,113)
AGILE DFT 20JUN14 500 JPM	500,000	(5,281)
AGILE DFT 20JUN14 500 NOM	120,000	(1,268)
AGILE PROPERTY 500 DFT 20JUN14 CS	100,000	(1,056)
AGILE PROPERTY DFT 500 20JUN14 CITI	100,000	(1,056)
AGILE PROPERTY HLDGS HSBC HKD SWP	(99,000)	37,400
AGILE PROPERTY HLDGS LTD CBS BOA	1,000,000	(2,980)
AGILE PROPERTY HLDGS LTD SWP BOA	(97,000)	8,770
AGILE PROPERTY HOLDINGS LTD ASW 390 28APR14	200,000	350
AGRICULTURAL BANK OF CHINA-H HKD SWP BAR	(286,000)	1,444
AGRICULTURAL BANK OF CHINA-H HKD SWP CS	(288,000)	538
AIFUL CORP JPY SWP MS	(16,100)	(5,210)
AIR FRANCE SWP SG	884	410
AIR FRANCE-KLM CITI SWP	(884)	(370)
ALCOA DFT 100 20MAR2014 DB	500,000	(800)
ALCOA SWP JPM	(5,152)	(7,838)
AMBEV SA	120,250	10,746
AMERICA MOVIL-ADR SERIES L	(6,751)	(983)
AMERICAN AIRLINES GRP SWP JPM	(127,859)	(365,434)
AMERIGAS PARTNERS-LP SWP JPM	(13,159)	(17,758)
AMLIN SWP	(43)	1
AMR CORP SWP DB	97,974	374,334
ANA HOLDINGS INC	(448,008)	(60,926)
ANA HOLDINGS INC	(61,810)	(1,174)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
ANA HOLDINGS INC MS JPY SWP	(33,000)	(870)
ANA HOLDINGS INC SWP BARC	(38,000)	38
ANA HOLDINGS INC SWP NOM	(46,000)	(13,637)
ANA HOLDINGS INC SWP UBS	(35,000)	2,330
ANGLO AMERICAN PLC SWP	22,589	(46,013)
ANR 2016 JAN 10 CALL 01/15/2016	(26)	(4,394)
APA AU 5.90473 CALL 24JAN14 NOM	65,363	9,632
APA GROUP SWP NOM	(44,294)	10,122
APD 2014 FEB 115 CALL 02/22/2014	42	10,185
APR14 110 CALL	(700,000)	(770)
ARCELORMITTAL SWP	(88,710)	(96,971)
ARM 500 03/20/2016 BOA	250,000	(23,469)
ARROW GLOBAL GROUP PLC	25,694	18,548
ASSICURAZIONI GENERALI SWP	(11,668)	(11,957)
ASTRA INTERNATIONAL TBK PT USD SWP DB	(223,000)	11,856
ASTRA INTERNATIONAL TBK PT USD SWP JPM	(28,500)	1,867
ASTRA INTERNATIONAL TBK PT USD SWP MACQ	(128,000)	(2,678)
ASTRA INTL TBK UBS USD SWP	(70,000)	879
Asustek Computer Inc	(80,550)	5,607
AT&T INC SWP BOA	(11,833)	1,980
ATHLON ENERGY SWP JPM	(5,270)	(2,846)
ATLAS PIPELINE PARTNERS SWP JPM	(8,236)	(8,182)
ATLAS RESOURCE PARTNERS LP SWP CS	(480)	(201)
ATLAS RESOURCE PARTNERS SWP JPM	(2,108)	196
ATLS Apr14 44 PUT	(144)	(32,040)
ATML 2014 JAN 8 CALL 01/18/2014	211	6,858
AUD PUT/USD CALL 13MAR14 0.85 OTP	(3,300,000)	(14,787)
AUD PUT/USD CALL 13MAR14 0.9 OTP	3,300,000	69,708
AUDUSD CRNCY FUT MAR14	(5)	6,200
AUST 3YR BOND FUT MAR14	2,800,000	4,692
AUSTRALIAN DOLLAR Forward	(3,975,000)	3,222
AUTOGRILL SPA SWP	28,831	(14,148)
AUTOGRILL SPA SWP	2,647	(994)
AUTOGRILL SPA SWP	934	531
AUTOGRILL SPA SWP	9,496	1,107
AUTOGRILL SPA SWP	32,075	25,843
AVB DFT 100 03/20/2015 BARC	500,000	(5,472)
AVP 2014 FEB 17 PUT 02/22/2014	143	14,658
BAC 2014 JAN 12 CALL 01/18/2014	10	3,575
BAC 2014 JAN 12 CALL 01/18/2014	10	3,575
BANCO BILBAO VIZCAYA ARGENTARIA SWP	(31,186)	(25,843)
BANCO POPOLARE 500 DFT 20JUN2014 CS	100,000	(2,501)
BANCO POPOLARE 500 DFT 20JUN2014 DB	105,000	(2,626)
BANCO POPOLARE SC 4.75 03/24/2014 JPM	989,921	7,584
BANCO SANTANDER SA SWP	(34,522)	(15,759)
BANK OF AMERICA CORP-WRTS 01/16/19	(21,072)	(136,336)
BANK OF CHINA DFT 100 20SEP16 BNP	445,000	(4,831)
BANK OF CHINA FLT 06/02/2016 USD BNP	380,000	(1,008)
BANK OF CHINA FLT 06/02/2016 USD BOA SWP	2,135,000	(3,680)
BANK OF CHINA FLT 06/02/2016 USD CITI SWP	1,661,000	(3,378)
BANK OF CHINA FLT 06/02/2016 USD CS SWP	1,534,000	(6,475)
BANK OF CHINA FLT 06/02/2016 USD DB SWP	802,000	(3,013)
BANK OF CHINA FLT 06/02/2016 USD JPM SWP	304,000	(1,611)
BANK OF CHINA FLT 06/02/2016 USD MS SWP	947,000	(5,671)
BANK OF CHINA FLT 06/02/2016 USD UBS SWP	1,518,000	(7,937)
BANK OF CHINA HKD SWP BOA	(493,000)	(9,339)
BANK OF CHINA HKD SWP CITI	(169,000)	788
BANK OF CHINA HKD SWP UBS	(261,000)	(9,170)
BANK OF CHINA LTD HKD SWP CS	(247,000)	(7,350)
BANK OF EAST ASIA SWP CS	(24,000)	(545)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
BANK OF IRELAND USD SWP CS	(1,143,718)	(107,561)
BANK OF IRELAND-SPONS ADR SWP CS	26,941	102,915
BARCLAYS PLC SWP	1,150,370	90,207
BASF SE SWP	(13,878)	(41,685)
BC DFT 500 06/20/2014 BARC	500,000	(11,284)
BEACH ENERGY AUD SWP BOA	(57,526)	(2,872)
BEACH ENERGY JPM AUD SWP	(32,000)	(6,573)
BEIJING VENUSTECH INC-A USD SWP DB	15,100	6,399
BERRY PLASTICS GRP SWP MS	(3,152)	(5,237)
BHARTI INFRATEL LTD BOA USD SWP	143,224	(148,709)
BHARTI INFRATEL LTD UBS USD SWP	230	(63)
BIDU 2014 JAN 200 CALL 01/18/2014	9	473
BLACKBERRY SWP CS	18,500	(25,530)
BP 2014 JAN 49 CALL 01/18/2014	182	6,643
BP PLC SWP CSFB	(16,633)	(2,632)
BP PLC SWP JPM	12,402	3,591
BP PLC SWP SG	217	55
BP SWP BARCAP	4,014	1,162
BPIM DFT 100 20JUNE2014 DB	108,000	105
BPIM DFT 100 20JUNE2014 JPM	108,000	105
BPIM DFT 100 20JUNE2014 MS	102,000	99
BPIM DFT 100 20JUNE2014 UBS	90,000	88
BPIM DFT 500 20JUNE2014 NOM	103,000	(2,576)
BPIM DFT 500 20MAR2015 JPM	200,000	(12,184)
BRAZIL REAL Forward	(1,588,977)	8,337
BRCM 2014 JAN 29 CALL 01/18/2014	105	10,500
BRIGHT DAIRY & FOOD CO LTD-A USD SWP DB	14,000	(3,791)
BRITISH AIRWAYS DFT 500 20SEP2014 BARC	100,000	(5,892)
BRITISH AIRWAYS DFT 500 20SEP2014 JPM	650,000	(38,295)
BRITISH AIRWAYS DFT 500 20SEP2014 ML	190,000	(11,194)
BRITISH AIRWAYS DFT 500 20SEPT2014 CS	350,000	(17,141)
BRITISH AMERICAN TOBACCO PLC SWP	(7,251)	(4,084)
BRITISH LAND CO 620 CALL 06/20/2014 B CLEAR	11	5,345
BRITISH LAND CO SWP CSFB	28,402	3,378
BRITISH POUND Forward	(18,650,000)	(403,449)
British Pounds FDWFX	(1,755)	(2,906)
BSY LN 2014 MAR 860 CALL 03/21/2014	58	23,780
BUD 2014 JAN 105 CALL 01/18/2014	26	6,565
BUREAU VERITAS SA SWP	(7,717)	3,662
BURGER KING SWP JPM	(28,693)	(79,727)
BWU004Z50 IRS USD R V 03MLIBOR 1% 18 Dec 2023	200,000	1,547
BWU005OK6 IRS GBP R V 06MLIBOR 1% 19 Mar 2044	700,000	(8,229)
BWU029FL4 TRS USD R V 03MTBILL 1% 18 Feb 2014	14,538,669	67,132
BWU029GW9 TRS USD R V 03MTBILL 1% 18 Feb 2014	1,965,196	(25,997)
BXP DFT 172 03/20/2014 CS	500,000	(1,655)
BYD CO LTD - H BAR HKD SWP	(8,500)	(13,385)
BYD CO LTD - H HKD SWP MACQ	(9,000)	(14,294)
BYD CO LTD - H NOM HKD SWP	(13,500)	(9,131)
BYG4C G4 NYM ECAL WTI BRENT SP	(2,000)	(280)
BYG4P G4 NYM EPUT WTI BRENT SP	(2,000)	(1,300)
BZH 2015 JAN 22 CALL 01/17/2015	(4)	(2,100)
BZH 2015 JAN 22 PUT 01/17/2015	4	1,220
BZH DFT 500 06/20/2018 JPM	250,000	(22,784)
C.N 2014 APR 52.5 CALL 04/19/2014	105	25,673
CAB.N 2014 MAR 75 CALL 03/21/2014	95	10,213
CAC40 10 EURO FUT JAN14	(8)	(9,565)
CAC40 10 EURO FUT JAN14	(1)	(2,943)
CAM.O 2014 FEB 60 CALL 02/21/2014	74	19,980
CAM.O 2014 FEB 60 CALL 02/22/2014	404	109,080
CAMELOT INFORMATION SYS-ADS TRS	41,241	(138,618)
CAN 10YR BOND FUT MAR14	(1,900,000)	7,982
CANADIAN DOLLAR Forward	(8,250,000)	(6,186)
CANADIAN PACIFIC RAILWAY LTD SWP CS	739	20,034

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
CAPITAL ONE FINANCIAL C-CW18	1,410	49,970
CARDTRONICS INC SWP BOA	(1,061)	(1,666)
CATHAY FINANCIAL BOA USD SWP	(26,694)	(10,739)
CATHAY FINANCIAL HLDG CS USD SWP	(55,523)	(15,691)
CATHAY FINANCIAL HLDG JPM USD SWP	(47,000)	(2,377)
CATHAY FINANCIAL HLDG MACQ USD SWP	(189,943)	(36,334)
CATHAY FINANCIAL HLDG USD SWP DB	(23,490)	(6,240)
CATLIN GROUP LTD SWP	(27)	1
CCL 2015 JAN 36.5 CALL 01/17/2015	316	186,440
CCR SA Swap	63,770	(46,522)
CCR SA Swap	56,300	(27,777)
CCS160078 CYS USD R V 03MLIBOR 1% 10 Feb 2016	2,804,878	605,594
CCS160086 CYS JPY R V 03MLIBOR 1% 10 Feb 2016	230,000,000	—
CDX NA HY SER 21 500 12/20/2018 ICE	2,175,000	(185,010)
CEMBRA MONEY BANK SWP	53	206
CENTURY TOKYO LEASING CORP UBS JPY SWP	(600)	(2)
CFS RETAIL PROPERTY TRUST AUD SWP BOA	(8,000)	(4)
CFS RETAIL PROPERTY TRUST AUD SWP CS	(1,678)	(4)
CFS RETAIL PROPERTY TRUST AUD SWP NOM	(36,100)	1,870
CFX AU 1.9594 CALL 24JAN14 NOM	158,825	3,546
CHAILEASE HOLDINGS CO NOM USD SWP	(12,000)	2,043
CHANGSHA ZOOMLION HEAVY IN-H HKD SWP BOA	(38,000)	(1,840)
CHF FX 1/27/14 FWD (LCBB)	(1,740,000)	(53,374)
CHF FX 3/27/14 FWD (BCBN)	(1,280,000)	(60,045)
CHINA CONSTRUCTION BANK HKD SWP CS	(228,000)	2,990
CHINA CONSTRUCTION BANK HKD SWP DB	(229,000)	3,772
CHINA DAYE NON-FERROUS METAL CS HKD SWP	(66,000)	123
CHINA INTERNATIONAL TRAVEL-A USD SWP BNP	12,000	(8,955)
CHINA INTERNATIONAL TRAVEL-A USD SWP BOA	6,100	(2,727)
CHINA INTERNATIONAL TRAVEL-A USD SWP CITI	18,500	1,097
CHINA INTERNATIONAL TRAVEL-A USD SWP CS	29,600	3,650
CHINA INTERNATIONAL TRAVEL-A USD SWP JPM	2,700	454
CHINA INTERNATIONAL TRAVEL-A USD SWP MS	6,200	(4,117)
CHINA INTERNATIONAL TRAVEL-A USD SWP UBS	23,900	(210)
CHINA LIFE HKD SWP CS	(23,000)	1,377
CHINA LIFE INSURANCE CO USD SWP DB	41,700	(2,134)
CHINA LIFE INSURANCE JPM USD SWP	28,900	(2,453)
CHINA LIFE INSURANCE SG USD SWP	14,500	(1,040)
CHINA LONGYUAN POWER HKD BAR SWP	(4,000)	(370)
CHINA LONGYUAN POWER HKD UBS SWP	(182,000)	(19,171)
CHINA MEDICAL TECH-SPON ADR SWP CS	(9,062)	247,175
CHINA MERCHANTS BANK - H SWAP BARC	(78,500)	(11,260)
CHINA MERCHANTS BANK - H SWAP BNP	(26,000)	(9,400)
CHINA MERCHANTS BANK - H SWP HKD HSBC	(35,500)	(5,030)
CHINA MERCHANTS BANK HKD SWP CS	(70,000)	(8,875)
CHINA MERCHANTS BANK SWP DB	(76,500)	(21,261)
CHINA MERCHANTS SECURITIES-A USD SWP DB	41,600	6,021
CHINA MINSHENG BANKING - H-SHRS HKD SWP CS	(42,500)	4,722
CHINA MOBILE LTD HKD SWP CITI	(13,500)	958
CHINA MOBILE LTD HKD SWP DB	(13,000)	9,113
CHINA MOBILE LTD HKD SWP MS	(13,000)	9,414
CHINA OVERSEAS LAND & INV MS HKD SWP	(46,000)	(241)
CHINA OVERSEAS LAND & INVEST HKD SWP BOA	(22,000)	5,958
CHINA OVERSEAS LAND & INVEST HKD SWP DB	(24,000)	3,547
CHINA OVERSEAS LAND & INVEST HKD SWP JPM	(8,000)	1,212
CHINA OVERSEAS LAND & INVESTMENTS HSBC HKD SWP	(24,000)	6,691
CHINA PACIFIC INSURANCE SWP DB	(40,400)	(19,076)
CHINA PACIFIC INSURANCE SWP HSBC	(42,800)	(17,554)
CHINA PACIFIC INSURANCE SWP MS	(124,600)	(87,754)
CHINA PACIFIC INSURANCE USD SWP BOA	14,200	(5,606)
CHINA PACIFIC INSURANCE USD SWP CS	11,500	2,865
CHINA PACIFIC INSURANCE USD SWP DB	60,800	6,473
CHINA PACIFIC INSURANCE USD SWP HSBC	52,900	11,111
CHINA PACIFIC INSURANCE USD SWP JPM	25,600	2,782

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
CHINA PACIFIC INSURANCE USD SWP MS	94,400	33,349
CHINA PETROLEUM % CHEM ASW 24APR14 SCB	2,600,000	3
CHINA PETROLEUM & CHEMICAL BOA HKD SWP	(1,074,800)	(40,744)
CHINA PETROLEUM & CHEMICAL CORP SWP CITI	(62,000)	1,112
CHINA PETROLEUM & CHEMICAL CORP USD SWP JPM	647,000	1,098
CHINA PETROLEUM & CHEMICAL JPM HKD SWP	(880,710)	(38,874)
CHINA RAILWAY CONSTRUCTION SWP DB	(101,500)	2,587
CHINA RAILWAY GROUP USD SWP MS	476,500	(6,974)
CHINA RAILWAY GRP HKD SWP MS	(408,000)	9,096
CHINA RAILWAYS CONSTRUCT USD SWP DB	132,600	(4,766)
CHINA RENMINBI Forward	(59,315,000)	(14,396)
CHINA RESOURCES LAND LTD HKD SWP CITI	(26,000)	1,073
CHINA RESOURCES LAND LTD HKD SWP DB	(28,000)	883
CHINA SHENHUA ENERGY CO - HKD SWP CITI	(97,500)	(6,287)
CHINA SHENHUA ENERGY CO - HKD SWP CS	(33,500)	(91)
CHINA SHENHUA ENERGY CO - HKD SWP JPM	(31,500)	(7,568)
CHINA SHENHUA ENERGY CO - HKD SWP MACQ	(16,500)	(4,257)
CHINA SHENHUA ENERGY CO -A USD SWP CITI	82,200	(6,250)
CHINA SHENHUA ENERGY CO -A USD SWP DB	55,200	(5,349)
CHINA SHENHUA ENERGY CO -A USD SWP HSBC	121,800	(27,448)
CHINA SHENHUA ENERGY CO -A USD SWP JPM	79,600	(4,089)
CHINA SHENHUA ENERGY CO A-SHS SWP CS	39,200	(5,724)
CHINA SHENHUA ENERGY CO SWP HSBC	(101,000)	19,276
CHINA SHENHUA ENERGY DB HKD SWP	(46,500)	375
CHINA STEEL CORP	(329,425)	(25,536)
CHINA STEEL CORP	(330,745)	(14,043)
CHINA UNICOM (HK) LTD 0.75 15 CBS BOA	1,500,000	(48,750)
CHINA UNICOM HONG KONG LTD HKD SWP BOA	(288,000)	23,912
CHINA VANKE CO LTD -B HKD SWP DB	204,700	(90,237)
CHINA VANKE CO LTD -B HKD SWP UBS	188,300	(91,388)
CHINA VANKE CO LTD-A USD SWP BOA	101,500	(18,371)
CHINA VANKE CO LTD-A USD SWP CITI	157,000	(10,818)
CHINA VANKE CO LTD-A USD SWP CS	95,300	(31,289)
CHINA VANKE CO LTD-A USD SWP DB	289,700	(74,992)
CHINA VANKE CO LTD-A USD SWP JPM	19,000	(5,438)
CHINA VANKE CO LTD-A USD SWP MS	104,100	(27,012)
CHINAAMC CSI 300 IDX ETF-HKD SWP DB	240,598	(32,253)
CHIYODA CORP DB JPY SWP	(28,000)	(105,816)
CHIYODA CORP JPY SWP NOMURA	(6,000)	(25,078)
CHIYODA CORP JPY SWP UBS	(4,000)	(18,136)
CHIYODA CORP MS JPY SWP	(15,000)	(56,062)
CHIYODA CORP SWP BOA	(5,000)	(15,764)
CHIYODA CORP SWP CSFB	(5,000)	(25,360)
CHOW TAI FOOK HKD SWP BOA	(48,600)	(415)
CHOW TAI FOOK UBS HKD SWP	(48,800)	1,273
CHRW 2014 JAN 57.5 PUT 01/18/2014	42	2,310
CIMB GROUP HLDGS BOA USD SWP	(29,700)	1,488
CIMB GROUP HLDGS UBS USD SWP	(31,000)	2,024
CIMB GROUP HOLDINGS BARC USD SWP	(22,500)	932
CITIC SECURITIES CO A SHR USD BOA	48,700	(2,057)
CITIC SECURITIES CO -A SHRS SWAP DB	58,100	(9,992)
CITIC SECURITIES CO -A SHRS SWP USD JPM	71,100	2,712
CITIC SECURITIES CO -A SHRS SWP USD MS	96,600	10,816
CITIC SECURITIES CO DB HKD SWP	(48,500)	(5,785)
CITIC SECURITIES CO HKD SWP BOA	(7,500)	(989)
CITY DEVELOPMENTS JPM SGD SWP	(4,000)	3,548
CLARIANT DFT 100 20SEP2014 BOA	25,000	(217)
CLP HOLDINGS LTD HKD SWP BARC	(11,000)	205
CLP HOLDINGS LTD HKD SWP BOA	(3,500)	458
CLP HOLDINGS LTD HKD SWP CS	(22,000)	7,241
CLP HOLDINGS LTD HKD SWP DB	(23,000)	9,183
CLP HOLDINGS LTD HKD SWP HSBC	(26,500)	10,928
CNP 2014 JAN 25 CALL 01/18/2014	843	14,753
COAL OF AFRICA LTD SWP	166,789	(87,749)
COAL OF AFRICA LTD SWP	651,207	(65,360)
COAL OF AFRICA LTD SWP CSFB	73,471	(83,450)
COCHLEAR LTD Swap	(14,308)	21,844
COMM SWAP TBL-DJUBSCO1	3,022	25,368
COMM SWAP TBL-DJUBSTR	22,189	(8,161)
COMM SWAP TBL-DJUBSTR5	15,249	(32,434)
COMM SWAP TBL-SPGCESTR	7,437	39,248
COMM SWAP TBL-SPGCESTR	13,927	73,501
COMM SWAP TBL-SPGCESTR	18,556	97,929
COMPAGNIE DE SAINT-GOBAIN SWP	41,968	142,212
COP 2014 JAN 70 PUT 01/18/2014	26	1,651
COP 2014 JAN 75 CALL 01/18/2014	182	910
COPPER FUTURE MAR14	75,000	6,171
COUNTRY GARDEN HOLDINGS CO HKD SWP DB	(70,000)	567
COUNTRY GARDEN HOLDINGS HSBC HKD SWP	(116,000)	4,513
COUNTRYWIDE PLC	12,175	12,512

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
COUNTRYWIDE PLC	30,690	102,619
CS PRIME RMBS 2010-1 DFT 07/20/2047 CS	(365,526)	4,715

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
CSI 300 CHINA TRACKER NV UBS HKD SWP	(46,182)	(2,957)
CSI 300 INDEX DB USD MKT INDEX SWP	(6,800)	12,657
CSOP FTSE CHINA A50 ETF-H UBS HKD SWP	1,152,300	(130,255)
CSOP FTSE CHINA A50 ETF-HKD SWP DB	(56,800)	4,991
CTRP 2015 JAN 10 PUT 01/17/2015	67	1,843
CTX DFT 365 03/20/2014 CS	1,000,000	(7,324)
CX US 2015 JAN 4.81 PUT 01/17/2015	326	5,425
CX US 2016 JAN 5 PUT 01/15/2016	35	1,593
DAIMLER AG SWP	(4,654)	(14,278)
DAIWA HOUSE INDUSTRY CO LTD JPY SWP MS	(5,000)	2,227
DAL US 2014 JAN 24 PUT 01/18/2014	55	358
DANISH KRONER Forward	(370,000)	(254)
DAQIN RAILWAY CO LTD - A USD SWP CITI	79,800	(2,709)
DAQIN RAILWAY CO LTD - A USD SWP CS	72,987	4,118
DAQIN RAILWAY CO LTD - A USD SWP DB	209,700	16,667
DAQIN RAILWAY CO LTD - A USD SWP JPM	209,800	32,155
DAQIN RAILWAY CO LTD - A USD SWP MS	105,000	5,513
DAQIN RAILWAY CO LTD - A HSBC USD SWP	27,400	2,624
DAX INDEX FUTURE MAR14	(1)	(15,434)
DCP MIDSTREAM PARTNERS LP JPM SWAP	(4,184)	(18,970)
DCP MIDSTREAM PARTNERS SWP MS	(5,953)	9,915
DD 2014 FEB 67.5 CALL 02/21/2014 OTC NOM	200	14,800
DEC13 3.3 CALL	(126,000)	(0)
DEC13 118.75 CALL	3,000	30
DEC14 FSO	(1,500,000)	(853)
DEC14 FSO	(1,500,000)	3,421
DENSO CORP SWP DB	(15,300)	(59,578)
DEUTSCHE BANK AG-REGISTERED SWP	(4,600)	(10,149)
DEUTSCHE POST AG-REG SG SWP	(10,213)	(21,836)
DG 2014 FEB 62.5 CALL 02/22/2014	274	39,730
DG 2014 JAN 65 CALL 01/18/2014	68	1,700
DHI 2015 JAN 13 CALL 01/17/2015	(133)	(127,015)
DHI DFT 100 06/20/2014 BARC	750,000	(2,489)
DJ EURO STOXX AUTOMOBILES/ PARTS (PRX) IDX CS SWP	(908)	(156,706)
DJ EURO STOXX INDEX SWP CS	(3,303)	(49,683)
DJ EUROPE ST INSUR INDEX MS SWP	(903)	(40,455)
DJ EUROPE ST INSUR INDEX SWP DB	(2,690)	(85,250)
DJ EUROSTOXX 600 IDX CS SWP	(5,217)	(77,272)
DJ EUROSTOXX 600 INDEX DB SWAP	(5,387)	(98,334)
DJ STOXX 600 AUTO P IX DB SWP EUR	(1,687)	(59,197)
DJ STOXX 600 CONS P IX MS SWP EUR	(1,226)	(15,208)
DJ STOXX 600 IGS DB SWP EUR	(58)	(3,040)
DJ STOXX 600 IGS UBS SWP EUR	(2,295)	(55,351)
DLTR 2014 JAN 55 PUT 01/18/2014	35	1,400
DNB 2014 JAN 120 CALL 01/18/2014	63	24,570
DO 2014 JAN 59 CALL 01/18/2014	53	1,458
DOOSAN INFRACORE CO LTD USD SWP NOMURA	(3,140)	603

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
DOOSAN INFRACORE CO LTD USD SWP SG	(1,110)	(365)
DOOSAN INFRACORE CO LTD USD SWP UBS	(2,080)	298
DOOSAN INFRACORE MACQ USD SWP	(740)	(817)
DOW 2014 JAN 44 CALL 01/18/2014	809	92,226
DPW GR 2015 JUN 20 CALL 06/19/2015	180	167,063
DPW GY 2014 DEC 20 CALL 12/19/2014	360	330,660
DUFRY AG SWP	(633)	(14,094)
DXJ 2014 JAN 50.5 CALL 01/31/2014	91	12,285
E.SUN FINANCIAL HLDG CO USD MACQ SWP	(248,000)	(229)
E.SUN FINANCIAL HLDG USD CS SWP	(4,000)	33
E.SUN FINANCIAL HLDG USD MS SWP	(34,000)	557
EBAY 2014 JAN 56 CALL 01/24/2014	948	141,252
ECOPETROL SA-SPONSORED ADR CS SWAP	(6,699)	34,535
ECOPETROL SA-SPONSORED ADR JPM SWAP	(2,108)	(806)
E-HOUSE CHINA HOLDINGS-ADS SWP CS	(15,250)	(32,940)
EJ 2014 MAY 6 PUT 05/17/2014	126	2,835
E-MART CO LTD USD SWP UBS	(303)	(3,336)
EMN Mar14 72.50 PUT	(34)	(4,080)
ENHANCED RAFI INTL LRGT TR INDEX LONG SWP CS	15,800	1,061,918
ENHANCED RAFI INTL LRGT TR INDEX SWP CS	(15,800)	(1,061,918)
ENN ENERGY HOLDINGS BNP HKD SWP	(22,000)	(27,384)
ENN ENERGY HOLDINGS DB HKD SWP	(6,000)	(12,453)
ENN ENERGY HOLDINGS MACQ HKD SWP	(4,000)	(6,928)
ENN ENERGY HOLDINGS NOM HKD SWP	(14,000)	(27,907)
ENTERPRISE INNS PLC	21,850	5,454
ENTERPRISE INNS PLC	53,700	12,642
EOP DFT 100 03/20/2017 CITI	2,500,000	(54,763)
EQR DFT 100 03/20/2015 JPM	500,000	(4,790)
ESV 2014 JAN 60 CALL 01/18/2014	105	2,625
ETE 2014 JAN 80 CALL 01/18/2014	68	18,870
ETFC Jan14 18 CALL	(160)	(26,720)
EUR FX 06/19/14 FWD (JALC)	(6,615,000)	(193,611)
EUR FX 07/18/14 FWD (AD)	1,505,000	2,065
EUR FX 1/21/14 FWD (BNLC) - MA	(270,000)	(15,870)
EUR FX 1/22/14 FWD (BN) - MACR	(620,000)	(36,436)
EUR FX 3/24/14 FWD (BRC)	(8,740,000)	(333,359)
EUR FX 3/25/14 FWD (BCLC)	(3,530,000)	(146,376)
EUR FX 4/22/14 FWD (ESSM) -SCR	(6,695,335)	(150,117)
EUR FX 4/23/14 FWD (ERIC) -SCR	(2,782,212)	(60,648)
EUR FX 5/16/14 FWD (BST)	(2,672,000)	(40,912)
EUR FX 6/18/14 FWD (JA)	(543,000)	(18,343)
EURO FX CURR FUT MAR14	(18)	(5,733)
EURO STOXX 50 MAR14	(96)	(173,209)
EURO STOXX BANKS PRICE INDEX SWP CITI	(286)	(3,162)
EURO STOXX TELECOMMUNICATIONS SWP JPM	(2,379)	(46,497)
EURO-BOBL FUTURE MAR14	(200,000)	3,592
EURO-BOBL FUTURE MAR14	1	(1,719)
EURO-BTP FUTURE MAR14	1,300,000	4,547
EURO-BUND FUTURE MAR14	(500,000)	77
EURO-OAT FUTURE MAR14	(4)	9,474
EUROPEAN AERONAUTIC DEFENSE SWP	55,316	390,017
European Monetary Unit FDWFX	(189,948)	(261,044)
EUROPEAN MONETARY UNIT Forward	(23,700,000)	(145,922)
EURO-SCHATZ FUT MAR14	(1)	296
EXXON MOBILE SWP CS	(1,778)	(21,745)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
F.N 2014 JAN 15 PUT 01/18/2014	105	1,260
F.N 2015 JAN 15 CALL 01/17/2015	53	8,931
FANUC LTD JPY SWP JPM	(300)	(230)
FANUC LTD MACQ JPY SWP	(300)	(5,798)
FANUC LTD SWP DB	(5,300)	(65,942)
FAST 2014 FEB 50 CALL 02/22/2014	89	7,343
FAST RETAILING JPY SWP BARC	(200)	(10,262)
FAST RETAILING JPY SWP CS	(200)	(9,281)
FAST RETAILING JPY SWP DB	(200)	(1,703)
FAST RETAILING JPY SWP JPM	(200)	(8,938)
FAST RETAILING JPY SWP MS	(400)	(24,321)
FAST RETAILING JPY SWP UBS	(300)	(373)
FAST RETAILING SG JPY SWP	(300)	(12,518)
FB.N 2014 FEB 55 CALL 02/22/2014	1,085	450,275
FDO 2014 JAN 67.5 CALL 01/18/2014	63	7,088
FDX.N 2014 APR 130 CALL 04/19/2014	105	170,625
February 14 Puts on SPX 1710 Strike	15	10,125
FERRELLGAS PARTNERS-LP SWP JPM	(804)	(667)
FIBRIA CELULOSE SA	(1,580)	20
FIBRIA CELULOSE SA	(3,730)	345
FINANCIAL SELECT SECTOR SPDR SWP JPM	(9,396)	(4,937)
FLUOR CORP SWP MS	(1,808)	(40,768)
FRESENIUS AG	12,650	204,614
FRESENIUS MEDICAL CARE SWP	(4,464)	(6,531)
FTSE 100 IDX FUT MAR14	(11)	(34,456)
FTSE 250 INDEX CS SWAP	(11)	(14,744)
FTSE 250 INDEX DB SWP	(15)	(60,552)
FTSE 250 INDEX SWP CITI	(4)	(3,573)
FTSE CHINA A50 JAN14	(91)	(6,643)
FTSE CHINA A50 TR INDEX UBS USD SWP	(963)	92,784
FTSE KLCI FUTURE JAN14 UBS USD SWP (X50)	(400)	(3,548)
FTSE/MIB IDX FUT MAR14	(1)	(6,463)
FUBON FINANCIAL HLD MACQ USD SWP	(52,000)	(2,959)
FUJI HEAVY INDUSTRIES DB JPY SWP	(29,000)	(52,607)
FUJIAN SUNNER DEVELOPMENT-A USD SWP DB	49,100	(4,458)
FUJIAN SUNNER DEVELOPMENT-A USD SWP UBS	71,900	(20,025)
FUJITSU LTD DFT 100 20SEP17 CITI	3,000,000	(521)
G4S PLC SWP	275,676	66,477
GASOLINE RBOB FUT JUN14	126,000	21,508
GASOLINE RBOB FUT MAR14	(42,000)	(3,180)
GBP FX 06/18/14 FWD (JA)	(880,000)	(51,824)
GBP FX 06/19/14 FWD (JALC)	(4,010,000)	(186,494)
GBP FX 07/18/14 FWD (AD)	575,000	6,331
GBP FX 4/23/14 FWD (ERIC) SCRE	(410,127)	(24,765)
GCCFC 2005-GG5 G DFT 110 04/10/2037 MS	1,000,000	965,670
GDX 2014 JAN 21.5 CALL 01/24/2014	87	5,655
GECC 06/20/2014 MS DFT 100	200,000	(721)
GEELY AUTOMOBILE HOLDINGS LT	(89,680)	(1,276)
GEELY AUTOMOBILE HOLDINGS LT	(979,980)	12,992
GEMALTO	(13,830)	(269,741)
GENEL ENERGY PLC SWP	35,122	154,397
GENERAL MOTORS CS SWP	(21,613)	(162,045)
GENERAL MOTORS-CW 07/10/16	3,997	124,467
GENERAL MOTORS-CW 07/10/19	21,260	492,382
GILD 2015 JAN 22.5 PUT 01/17/2015	(202)	(5,252)
GLENCORE DFT 100 20DEC2014 ML	350,000	(2,587)
GLOBAL MEDIACOM TBK PT USD SWP DB	133,500	(9,122)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
GLOBAL MEDIACOM TBK PT USD SWP ML	209,600	(19,396)
GM.N 2014 JAN 40 CALL 01/18/2014	84	13,482
GOLD 100 OZ FTR OPTN	(200)	(2,760)
GOLD 100 OZ FTR OPTN	(200)	(1,200)
GOLD 100 OZ FUTR FEB14	700	(13,950)
GOODYEAR TIRE & RUBBER CO SWP DB	(30,082)	(64,590)
GPM STUB SWP DB ESCROW	39,428	—
GREAT WALL MOTOR COMPANY-H	(107,991)	(84,550)
GREAT WALL MOTOR COMPANY-H	(56,839)	(45,664)
GREE ELECTRIC APPLIANCES I-A CS USD SWP	12,800	15,553
GREE ELECTRIC APPLIANCES I-A DB USD SWP	30,200	32,293
GREE ELECTRIC APPLIANCES I-A MS USD SWP	23,400	23,276
GREE ELECTRIC APPLIANCES I-A UBS USD SWP	6,900	5,843
GREE ELECTRIC APPLIANCES I-A USD SWP BOA	41,600	29,129
GREE ELECTRIC APPLIANCES I-A USD SWP JPM	29,000	31,807
GREE ELECTRIC APPLIANCES SWP CITI	32,100	1,998
GREE INC JPY SWP BOA	(2,230)	4,308
GREE INC JPY SWP CS	(1,500)	4,070
GREE INC NOM JPY SWP	(2,970)	7,881
GS RETAIL CO LTD CITI USD SWP	4,080	2,229
GS RETAIL CO LTD HSBC USD SWP	4,880	(8,698)
GS RETAIL CO LTD MACQ USD SWP	740	(770)
GS RETAIL CO LTD USD SWP BOA	230	(622)
GT 5.875 PFD SWP DB	12,818	53,161
GUANGZHOU R&F PROPERTIES BNP HKD SWP	(19,200)	2,261
GUANGZHOU R&F PROPERTIES HKD SWP BOA	(22,800)	3,388
GULF KEYSTONE PETROLEUM LTD SWP BARC	16,236	(9,441)
GULF KEYSTONE PETROLEUM LTD SWP BOA	(4,382)	(1,651)
GULF KEYSTONE PETROLEUM LTD SWP JPM SHORT	(8,002)	4,275
GULF KEYSTONE PETROLEUM LTD SWP UBS	(3,852)	2,377
GUNGO ONLINE ENTERTAINMENT JPY SWP NOM	(19,000)	53,500
HANA FINANCIAL GROUP BOA USD BOA	1,060	5,154
HANA FINANCIAL GROUP JPM SWP USD	990	4,134
HANJIN SHIPPING 500 DFT JPM 20SEP14	500,000	39,821
HANJIN SHIPPING CO LTD SWP BOA	(7,000)	21,194
HANNOVER RUECKVERSICHERU-REG SWP	(1,907)	(1,814)
HAS 2014 APR 55 CALL 04/19/2014	233	54,173
HDS.N 2014 JAN 25 PUT 01/18/2014	69	8,280
HEALTH CARE SELECT SECTOR MS SWAP	(9,130)	(84,611)
HEINEKEN HOLDING NV SWP CS	(7,893)	(288)
HEINEKEN NV SWP CS	7,292	(7,447)
HELLENIC FINANCIAL STAB-CW17	122,547	128,567
HENDERSON LAND DEVEL SWP BNP	(13,000)	(595)
HENKEL AG & CO KGAA SWP CS	(7,861)	(121,446)
HENKEL AG & CO. KGAA SWP CS	6,718	81,472
HERTZ DFT 500 20JUN2014 CS	250,000	(5,642)
HITACHI CAPITAL CORP UBS JPY SWP	(800)	(1,140)
HOME RETAIL GROUP SWAP	(71,465)	(74,802)
HOME RETAIL GROUP SWAP	(3,140)	(4,283)
HONDA MOTOR BOA JPY SWP	(4,500)	(11,671)
HONDA MOTOR CITI JPY SWP	(4,300)	(4,697)
HONDA MOTOR JPM JPY SWP	(6,700)	(19,724)
HONDA MOTOR JPY SWP DB	(3,000)	(12,484)
HONDA MOTOR JPY SWP MS	(8,200)	(36,704)
HONDA MOTOR NOM JPY SWP	(13,500)	(41,283)
HONDA MOTOR UBS JPY SWP	(5,400)	(1,613)
Hong Kong Dollar FDWFX	521	67
HONG KONG DOLLAR Forward	(127,300,000)	2,730
HOST HOTELS & RESORTS INC CS SWP USD	740	3,783
HOTEL SHILLA CO LTD USD SWP BOA	1,840	31,406
HOTEL SHILLA CO LTD USD SWP CS	860	14,262
HOTEL SHILLA CO LTD USD SWP DB	2,021	29,923
HOTEL SHILLA CO LTD USD SWP HSBC	1,000	9,398
HOV 2015 JAN 5 CALL 01/17/2015	(131)	(25,873)
HOV DFT 500 12/20/2017 BARC	350,000	(25,813)
HRB 2014 JAN 29 CALL 01/18/2014	51	3,188

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
H-SHARES IDX FUT JAN14	(17)	(15,261)
HST 2015 JAN 13 PUT 01/17/2015	(84)	(2,520)
HST DFT 500 12/20/2015 UBS	500,000	(46,956)
HTC CORPORATION	(21,166)	101,329
HTC CORPORATION	(138,240)	408,957
HTZ DFT 500 06/20/2014 CS	250,000	(5,642)
HUANENG POWER INTL INC USD SWP JPM	381,100	(26,851)
HUANENG POWER INTL JPM HKD SWP	(376,000)	58,000
HUNGARIAN FORINT Forward	(5,500,000)	(118)
HYNIX DFT 100 20JUN15 BOA	100,000	732
HYNIX DFT 100 20JUN15 BOA	200,000	1,464
HYNIX DFT 100 20JUN15 BOA	200,000	1,464
HYNIX DFT 100 20JUN15 BOA	300,000	2,196
HYNIX DFT 100 20JUN15 CS	200,000	1,464
HYNIX DFT 20JUN15 500 NOM	100,000	(5,123)
HYNIX SEMI DFT 100 20JUN15 BOA/ML	200,000	1,464
IBJ LEASING CO UBS JPY SWP	(700)	(355)
IFCA 20140514	(700)	10,687
IFEU 20140116	4,000	(4,430)
IFEU 20140213	1,000	1,350
IFEU 20140314	16,000	24,860
IFEU 20140515	3,000	(710)
IFEU 20140519	(6,000)	(3,360)
IFEU 20140613	(16,000)	(21,300)
IFEU 20140716	(48,000)	(61,230)
IFEU 20140814	7,000	(4,120)
IFEU 20140819	41,000	36,780
IFEU 20141113	(8,000)	(3,480)
IFEU 20141119	8,000	6,260
IFEU 20150212	(14,000)	(62,650)
IFEU 20150219	14,000	(4,080)
IHI CORP SWP JPM	74,000	20,382
IMAG 20140228	(2,912,000)	51,163
IMAG 20140314	(730)	(6,503)
IMAG 20140430	(224,000)	(73)
IMAG 20140507	(1,000,000)	(23,388)
IMAG 20140514	730	12,978
IMAG 20140709	1,000,000	24,041
IND & COMM BK OF CHINA 1.1 08/31/2016 CBS USD BNP	3,531,000	(56,385)
IND & COMM BK OF CHINA 1.1 08/31/2016 CBS USD BOA	280,000	(1,697)
IND & COMM BK OF CHINA 1.1 08/31/2016 CBS USD CITI	1,050,000	(6,153)
IND & COMM BK OF CHINA 1.1 08/31/2016 CBS USD CS	4,163,000	(67,011)
IND & COMM BK OF CHINA 1.1 08/31/2016 CBS USD DB	3,044,000	(35,057)
IND & COMM BK OF CHINA 1.1 08/31/2016 CBS USD JPM	1,111,000	(21,490)
IND & COMM BK OF CHINA 1.1 08/31/2016 CBS USD MS	862,000	(10,620)
IND & COMM BK OF CHINA 1.1 08/31/2016 CBS USD UBS	7,531,000	(102,024)
IND & COMM BK OF CHINA CITI HKD SWP	(71,000)	1,059
IND & COMM BK OF CHINA HKD SWP BNP	(580,000)	11,265
IND & COMM BK OF CHINA HKD SWP BOA	(309,000)	6,538
IND & COMM BK OF CHINA HKD SWP CS	(874,000)	9,275
IND & COMM BK OF CHINA HKD SWP DB	(398,000)	8,015
IND & COMM BK OF CHINA HKD SWP JPM	(210,000)	5,331
IND & COMM BK OF CHINA HKD SWP MS	(120,000)	2,029
IND & COMM BK OF CHINA UBS HKD SWP	(1,249,000)	(55,831)
INDIAN RUPEE Forward	(131,900,000)	4,702
INDONESIAN RUPIAH Forward	(1,500,000,000)	612
INDUSTRIAL SELECT SECTOR SPDR FUND SWP CS	(2,937)	(48,330)
ING GROEP NV SWP	132,356	252,423
INSURANCE AUSTRALIA GROUP AUD SWP BOA	(8,177)	(2,019)
INSURANCE AUSTRALIA GROUP AUD SWP CITI	(15,100)	(3,272)
INSURANCE AUSTRALIA GROUP AUD SWP UBS	(7,434)	(1,772)
INTC 2014 FEB 25 CALL 02/22/2014	26	3,406
INTC 2014 JAN 24 PUT 01/18/2014	639	4,793
INTC 2014 JAN 25 PUT 01/18/2014	105	2,153
INTERTEK GROUP PLC	870	2,720
INVESTMENT AB KINNEVIK-B SHS SWP	10,312	199,322
IOS FN-6567 IO SWP DB	(120,867)	(378)
IPG PHOTONICS CORP SWP CS	(2,725)	(51,026)
IPG PHOTONICS CORP SWP JPM	(3,600)	(63,036)
ISHARE A50 CHINA TRACKER BOA HKD SWP	(28,400)	6,914
ISHARE A50 CHINA TRACKER SWP BNP	(125,700)	9,083
ISHARES A50 CHINA TRACKER SWP DB	(58,900)	2,432
ISHARES A50 CHINA TRACKER SWP JPM5	(242,100)	17,786
ISHARES A50 CHINA TRACKER SWP MS	(11,600)	3,421
ISHARES CHINA LARGE-CAP ETF SWP MS	(14,764)	21,336
ISHARES FTSE A50 CHINA TRACKER SWP CITI	(16,900)	1,264
JAN14 1.0 PUT	(2,000)	(800)
JAN14 1.1 CALL	(2,000)	(500)
JAN14 102 CALL	(4,000)	(840)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
JAN14 103.0 PUT	(500,000)	(1,366)
JAN14 105.5 CALL	(600,000)	(2,467)
JAN14 13 PUT	(1,000)	(1,000)
JAN14 2.5 CALL	(1,700,000)	(2)
JAN14 4.25 CALL	(3,000,000)	(1,950)
JAN14 7 CALL	(1,000)	(70)
January 14 Puts on SPX 1670 strike	22	2,750
January 14 Puts on SPX 1675 Strike	18	2,295
JAPAN AIRLINES CO LTD SWP CS	5,500	6,791
JAPAN AIRLINES CO LTD SWP JPM	5,400	6,667
JAPAN AIRLINES CO LTD SWP MS NN	11,400	85,664
JAPAN AIRLINES CO LTD SWP NOM	3,500	46,040
JAPAN EXCHANGE GROUP INC JPY SWP CITI	(7,100)	2,090
JAPAN EXCHANGE GROUP INC JPY SWP CS	(11,100)	(95,290)
JAPAN EXCHANGE GROUP INC JPY SWP NOM	(5,400)	(27,611)
JAPAN EXCHANGE GROUP INC JPY SWP UBS	(6,300)	(50,837)
JAPAN TOBACCO INC SWP BARC	8,800	(1,672)
JAPAN TOBACCO INC SWP BOA	8,800	(1,672)
Japanese Yen (Jpy) FDWFX	57,260,900	543,756
JAPANESE YEN Forward	(3,037,000,000)	561,589
JKS 2014 MAR 10 PUT 03/22/2014	37	740
JKS 2014 MAR 11 PUT 03/22/2014	68	1,870
JNPR 2014 JAN 22 CALL 01/18/2014	105	10,395
JNPR 2014 JAN 23 CALL 01/10/2014	150	5,175
J-OIL MILLS INC JPY SWP BOA	(13,000)	(1,489)
JPM 2014 JUN 45 PUT 06/21/2014	211	8,862
JPN YEN CURR FUT MAR14	(1)	3,138
JPY RTP FIX K=0.9775% 27NOV24 CS (SL8L1UMY)	310,000,000	62,544
JPY RTP FIX K=1.9775% 27NOV24 CS (SL8L1UN2)	(310,000,000)	(3,759)
JPY RTP FIX K=2.395% 19MAY34 CS (SL4N2I0U)	548,000,000	5,546
JULIUS BAER GROUP LTD SWP	25,357	(1,644)
JUST ENERGY GROUP INC SWP MS	(8,094)	1,751
KEPPEL LAND L+185 ASW 29NOV15 NOM	400,000	2,326
KEPPEL LAND L+190 ASW 29NOV15 MS	300,000	1,968
KIMBERLY CLARK CORP SWP CS	1,065	2,854
KINDER MORGAN ENERGY PRTNRS SWP CS	(1,902)	(2,497)
KINDER MORGAN INC CW17	438,552	1,780,521
KINDER MORGAN MGMT LCC SWP CSFB	(1,451)	(2,519)
KOBE STEEL LTD 100 DFT 20DEC14 BOA	7,000,000	(327)
KOBE STEEL LTD 100 DFT 20DEC14 DB	7,000,000	(327)
KOBE STEEL LTD 100 DFT 20DEC14 UBS	7,000,000	(327)
KOBE STEEL LTD 100 DFT 20MAR18 JPM	(6,000,000)	(338)
KOMATSU LTD JPY SWP JPM	(3,600)	(642)
KONAMI CORP JPY SWP CS	(6,800)	(16,656)
KONAMI CORP JPY SWP DB	(4,600)	(5,915)
KONAMI CORP JPY SWP JPM	(3,500)	(6,220)
KONAMI CORP JPY SWP MS	(8,400)	(9,308)
KONAMI CORP JPY SWP UBS	(3,600)	(6,318)
KONE OYJ B SWP	(1,080)	(5,562)
KONE OYJ B SWP	(745)	(4,591)
KONE OYJ-B SWP EXP	(1,080)	(5,562)
KONE OYJ-B SWP EXP	(745)	(4,591)
KONINKLIJKE DSM NV SWP	35,634	39,389
KONINKLIJKE PHILIPS ELECTRONICS SWP	88,871	229,901
KOREAN WON Forward	(3,465,377,201)	(4,793)
KOSPI2 INX FUT MAR14 KRW FUT SWP JPM (X500K)	(3,000,000)	(9,058)
KOSPI2 INX FUT MAR14 USD FUT SWP CS (X500K)	(500,000)	(1,058)
KOSPI2 INX FUT MAR14 USD FUT SWP JPM (X500K)	(2,000,000)	(10,198)
KOSPI2 INX FUT MAR14 USD FUT SWP MS (X500K)	(1,500,000)	(6,723)
KWEICHOW MOUTAI CO LTD-A USD SWP CS	700	(2,752)
KWEICHOW MOUTAI CO LTD-A USD SWP DB	6,300	(15,830)
KWEICHOW MOUTAI CO LTD-A USD SWP JPM	2,200	(7,969)
KWEICHOW MOUTAI CO LTD-A USD SWP MS	700	(2,564)
KYUSHU ELECTRIC DFT 100 20MAR19 BARC	17,000,000	—
LACLEDE GROUP SWP MS	(6,387)	(28,252)
LADBROKES CSFB SWAP	7,337	(829)
LADBROKES PLC SWP	239,766	(27,405)
LAFARGE SA SWP	(3,604)	(22,668)
LAREDO PETROLEUM INC CS SWAP	(3,156)	(29,715)
LAS VEGAS SANDS CORP SWP MS	28,131	911,747
LEAN HOGS FUTURE FEB14	(120,000)	4,944
LEGRAND SA SWP	(7,110)	(11,893)
LEIGHTON HOLDINGS LTD AUD SWP CITI	(2,078)	(1,281)
LEIGHTON HOLDINGS LTD AUD SWP CS	(3,746)	(1,996)
LEIGHTON HOLDINGS LTD AUD SWP UBS	(4,453)	(1,697)
LEN 2015 JAN 23 PUT 01/17/2015	(113)	(5,876)
LEN DFT 500 12/20/2016 BOA	500,000	(58,230)
LEN Jan14 35 CALL	(218)	(100,280)
LENOVO GROUP LTD	(258,030)	(7,623)
LI & FUNG LTD HKD SWP BNP	(100,000)	17,656

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
LI & FUNG LTD HKD SWP CS	(14,000)	1,378
LI & FUNG LTD HKD SWP DB	(82,000)	13,750
LI & FUNG LTD HKD SWP MACQ	(30,000)	5,137
LIBERTY DFT 500 09/20/2016 MS	500,000	(58,945)
LIBERTY DFT 500 12/20/2017 CS	100,000	(14,976)
LIGHT SWEET CRUDE OIL FTR OPTN	(2,000)	(340)
LIVE CATTLE FUTR FEB14	80,000	382
LKOD 2.625% SWP CBS	(100,000)	2,750
LKOD LI 2014 SEP 67 CALL 09/19/2014 B CLEAR	100	14,000
LLOYDS BANKING GROUP PLC SWP	1,001,096	42,427
LO US 2014 JAN 50 PUT 01/18/2014	43	1,892
LONG GILT FUTURE MAR14	(3,600,000)	118,324
LOTTE HIMART CO LTD USD SWP BOA	(60)	(167)
LOTTE HIMART CO LTD USD SWP NOM	(5,332)	(83,074)
LOTTE HIMART CO LTD USD SWP UBS	(2,641)	(14,152)
LOTTE SHOPPING CO BOA USD SWP	(48)	(579)
LOTTE SHOPPING CO JPM JPY SWP	(74)	(8,184)
LOTTE SHOPPING CO LTD 0% 01/24/2018 CBS NOM	800,000,000	43,140
LOTTE SHOPPING CO LTD 0% 01/24/2018 CBS UBS	400,000,000	14,114
LOTTE SHOPPING CO USD SWA JPM	(398)	(7,995)
LOTTE SHOPPING DFT 20SEP14 100 NOM	1,200,000	(5,281)
LOTTE SHOPPING DFT 20SEP14 100 NOM	300,000	(1,320)
LOTTE SHOPPING DFT 20SEP14 100 NOM	200,000	(880)
LOTTE SHOPPING DFT 20SEP14 NOM	200,000	(880)
LUK FOOK HLDGS INTL HKD SWP BOA	(17,000)	(1,139)
LUKOIL OAO-SPON ADR SWP CS	(465)	907
LUKOIL OAO-SPON ADR SWP JPM	2,684	(6,702)
LYB Jan14 77.25 CALL	(97)	(33,950)
MAGNUM HUNTER RESOURCES CORP SWP CS	(6,940)	(3,333)
MAHINDRA &MAHINDRA JAN14 MS USD STK FUT SWP (X250)	(2,750)	646
MAHINDRA &MAHINDRA JAN14 USD FUT SWP CITI (X250)	(2,750)	(668)
MALAYSIAN RINGITT Forward	1,300,000	(4,129)
MAPFRE SA SWP	(39,745)	(10,465)
MAR14 .01 PUT	(20,000)	(92)
MAR14 0.4 CALL	(1,400,000)	(2,076)
MAR14 0.4 CALL	(1,300,000)	(1,927)
MAR14 0.4 PUT	(1,400,000)	(465)
MAR14 0.4 PUT	(1,300,000)	(432)
MAR14 2.5 CALL	(900,000)	(62)
MARKIT ITRX EUR SUB FIN SER20 500 12/20/2018 BAR	299,725	(73,483)
MARKIT ITRX EUR SUB FIN SER20 500 12/20/2018 CIT	53,887	(13,211)
MARKIT ITRX EUR SUB FIN SER20 500 12/20/2018 DB	360,332	(88,342)
MARKIT ITRX EUR SUB FIN SER20 500 12/20/2018 JPM	162,027	(39,724)
MARKIT ITRX EUR SUB FIN SER20 500 12/20/2018 MS	567,421	(139,114)
MARUTI SUZUKI JAN14 DB USD STK FUT SWP (X250)	(3,000)	1,129
MAS DFT 540 03/20/2014 DB	500,000	(5,579)
MATURITY 12/31/2013	1,000	2,808
MATURITY DATE 12/31/2013	1,000	7,761
MATURITY DATE 12/31/2014	2,820	(122,585)
MATURITY DATE 12/31/2014	6,000	(18,039)
MATURITY DATE 12/31/2014	6,000	(2,400)
MATURITY DATE 12/31/2014	3,000	138,535
MAY14 6 CALL	(15,000)	(14,100)
MCP 2014 JAN 10 CALL 01/18/2014	45	23
MCP 2014 JAN 10 PUT 01/18/2014	(45)	(19,800)
MDAX INDEX CS SWAP	(22)	(17,527)
MDAX INDEX JPM SWP	(6)	(3,174)
MDLZ 2014 JAN 34 CALL 01/18/2014	453	65,232
MEDITERRANEAN OIL & GAS PLC SWP	547,440	20,566
MERCK KGAA SWAP	2,227	17,471
MERLIN ENTERTAINMENTS PLC-WI SWP	188,540	37,465
MET 2014 JAN 35 CALL 01/18/2014	250	473,125
MET 5 PFD SWP DB	25,543	62,816
METLIFE INC SWP DB	(32,581)	(553,657)
METSO OYJ SWP	8,644	23,914
MEXICAN PESO Forward	(2,550,000)	(2,508)
MGM CHINA HOLDINGS BNP HKD SWP	(55,600)	(79,951)
MGM CHINA HOLDINGS DB HKD SWP	(8,000)	(10,770)
MGM US 2014 JAN 23 CALL 01/18/2014	105	9,293
MHFI 2014 MAY 77.5 CALL 05/17/2014	118	65,490
MITSUBISHI HEAVY INDUS DB JPY SWP	(126,000)	(20,344)
MITSUBISHI MOTORS CORP SWP BAR	(900)	(563)
MITSUBISHI MOTORS CORP SWP BOA	(2,700)	(1,369)
MITSUBISHI MOTORS CORP SWP HSBC	(500)	(305)
MITSUBISHI MOTORS CORP SWP SG	(1,200)	(759)
MITSUBISHI MOTORS DB USD SWP	(5,200)	(1,031)
MITSUBISHI UFJ FINANCIAL GROUP SWP DB	(215,100)	(91,932)
MITSUBISHI UFJ LEASE & FIN UBS JPY SWP	(8,100)	(2,928)
MITSUBISHI UJF FINANCIAL GRP CITI JPY SWP	67,000	32,118
MITSUISHI CORP SWP DB	(31,800)	(20,236)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
MIZUHO FINANCIAL DB JPY SWP	(413,600)	(54,995)
MKS LN 2014 JAN 440 PUT 01/17/2014 B CLEAR	42	9,741
MOLYCORP INC MS SWAP	(4,388)	(3,861)
MONADELPHOUS GROUP LTD AUD SWP BARC	(955)	55
MONADELPHOUS GROUP LTD AUD SWP BOA	(2,313)	(1,455)
MONADELPHOUS GROUP LTD AUD SWP CITI	(4,926)	(14,606)
MONADELPHOUS GROUP LTD AUD SWP DB	(280)	(161)
MONADELPHOUS GROUP LTD AUD SWP JPM	(3,810)	779
MRO.N 2014 JAN 39 CALL 01/18/2014	182	182
MSCI DAILY TR GR EMRG MRKS PHILIP USD INDX SWP DB	(484)	35,707
MSCI DAILY TR GROSS EMERGING MKT INDON USD BARC	(37)	14,202
MSCI SING IX ETS JAN14	(11)	(20,738)
MSCI TAIWAN INDEX JAN14	(1)	(915)
MSCI TR GROSS EMERGING MKTS INDEX INF CS USD SWP	(47)	19,200
MSCI TR GROSS EMERGING MKTS INDEX INF DB USD	50	(10,124)
MSCI TR GROSS EMERGING MKTS INDEX INF DB USD SWP	(431)	133,582
MT.N 2014 MAR 16 CALL 03/22/2014	131	29,213
MTG 2015 JAN 10 CALL 01/17/2015	(158)	(19,197)
MTG DFT 500 06/20/2017 CITI	750,000	(73,420)
MYL 2014 JAN 10 PUT 01/18/2014	18	18
NAB AU 34.9976 CALL 24JAN14 NOM	12,449	4,447
NATIONAL AUSTRALIA BANK AUD SWP NOM	(8,078)	(7,312)
NATURAL GAS FUTR APR14	(1,670,000)	64,684
NATURAL GAS FUTR APR15	(240,000)	4,560
NATURAL GAS FUTR AUG15	290,000	4,060
NATURAL GAS FUTR DEC14	790,000	(59,754)
NATURAL GAS FUTR MAR14	(120,000)	373
NATURAL GAS FUTR MAR15	(50,000)	4,595
NATURAL GAS FUTR MAY14	290,000	(4,871)
NATURAL GAS FUTR MAY15	290,000	(4,814)
NATURAL GAS FUTR OCT14	710,000	(32,137)
NATURAL GAS FUTR OCT15	(290,000)	(2,030)
NATURAL GAS SWAP APR14	(20,000)	3,188
NATURAL GAS SWAP APR16	20,000	(6,815)
NATURAL GAS SWAP AUG14	(20,000)	2,148
NATURAL GAS SWAP AUG16	20,000	(5,735)
NATURAL GAS SWAP DEC14	(10,000)	(233)
NATURAL GAS SWAP DEC16	10,000	(525)
NATURAL GAS SWAP FEB14	(20,000)	1,198
NATURAL GAS SWAP FEB16	10,000	(145)
NATURAL GAS SWAP JAN16	10,000	145
NATURAL GAS SWAP JUL14	(20,000)	2,388
NATURAL GAS SWAP JUL16	20,000	(5,935)
NATURAL GAS SWAP JUN14	(20,000)	3,008
NATURAL GAS SWAP JUN16	20,000	(6,355)
NATURAL GAS SWAP MAR14	(10,000)	958
NATURAL GAS SWAP MAR16	10,000	(445)
NATURAL GAS SWAP MAY14	(20,000)	3,438
NATURAL GAS SWAP MAY16	20,000	(6,735)
NATURAL GAS SWAP NOV14	(10,000)	848
NATURAL GAS SWAP NOV16	10,000	(1,805)
NATURAL GAS SWAP OCT14	(20,000)	2,048
NATURAL GAS SWAP OCT16	20,000	(5,610)
NATURAL GAS SWAP SEP14	(20,000)	2,388
NATURAL GAS SWAP SEP16	20,000	(5,775)
NAVER CORP CS USD SWP	111	215
NAVER CORP USD SWP BOA	257	31,587
NAVER CORP USD SWP CITI	152	209
NAVER CORP USD SWP HSBC	128	13,681
NAVER CORP USD SWP JPM	117	5,171
NAVER CORP USD SWP MACQ	111	834
NAVER CORP USD SWP MS	406	32,700
NCSOFT CORPORATION USD SWP BOA	(739)	(72,314)
NCSOFT CORPORATION USD SWP CS	(1,624)	(163,701)
NCSOFT CORPORATION USD SWP DB	(873)	(90,978)
NCSOFT CORPORATION USD SWP HSBC	(450)	(29,793)
NEWS CORP CL B-CDI SWP USD BOA	29,732	69,737
NEWS CORPCL A-CDI USD SWP BOA	(29,732)	(80,416)
NEXT PLC SWP	1,623	901
NEXT PLC SWP	6,018	19,076
NG.N 2014 JAN 2.5 CALL 01/18/2014	85	1,063
NI.N 2014 JAN 32 CALL 01/18/2014	190	21,375
NIKKEI 225 (OSE) MAR14	5	32,909
NIKKEI 225 (SGX) MAR14	36	92,552
NKY 14000 PUT 10JAN14 BOA	5,000	193
NKY 16000 CALL 10JAN14 UBS	63,000	212,133
NKY 16500 CALL 11APR14 BOA	84,000	540,227
NKY 2014 FEB 16250 CALL 02/14/2014	44	221,484
NKY 2014 FEB 16750 CALL 02/14/2014	3	8,548
NKY 2014 JAN 16000 CALL 01/10/2014	3	11,540

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
NKY 2014 JAN 16500 CALL 01/10/2014	136	135,625
NKY 2014 MAR 15000 CALL 03/14/2014	22	321,778
NKY 2014 MAR 15750 CALL 03/14/2014	(22)	(206,857)
NOBL DFT 20SEP14 100 BOA	600,000	(1,318)
NOBLE GROUP ASW 170 SCB 13JUN14	200,000	—
NOBLE GROUP DFT 100 20SEP14 JPM	400,000	(878)
NOBLE GROUP DFT 20SEP14 500 CS	400,000	(12,592)
NOK FX 07/18/14 FWD (ADLC)	(14,725,000)	(44,695)
NOMURA HOLDINGS DB JPY SWP	(59,900)	(21,049)
NOMURA HOLDINGS SWP BOA	63,100	23,125
NORTHERN TIER ENERGY LP SWP CS	89	111
NORTHWESTERN CORP SWP JPM	(5,534)	8,313
NORWEGIAN KRONA Forward	(1,280,000)	(1,288)
NOV13 118.75 CALL	200,000	20
NOV13 3.3 CALL	(84,000)	(0)
NOV14 2 CALL	(10,000)	(5,400)
NOVARTIS AG-REG SWP	2	3
NOVN VX 2014 DEC 70 CALL 12/19/2014	304	134,854
NTT DOCOMO INC SWP DB	(23,100)	(12,286)
NUAN 2016 JAN 30 CALL 01/15/2016	(28)	(1,820)
NUAN 2016 JAN 5 PUT 01/15/2016	208	3,640
NYRSTAR SWP MS	(3,536)	6,029
NYRSTAR SWP SG	3,536	(6,029)
OASIS PETROLEUM INC SWP JPM	(2,831)	(22,570)
OCI CO LTD 132750 PUT 13MAR14 NOM	610	29
OCR 2014 JAN 60 CALL 01/18/2014	46	5,520
OCR 2015 JAN 60 CALL 01/17/2015	(96)	(62,880)
OCR DFT 100 12/20/2015 DB	500,000	(7,958)
OCR DFT 500 12/20/2015 BARC	500,000	(47,747)
OCT14 .01 PUT	(40,000)	(21,200)
OJI PAPER CO LTD 100 DFT 20SEP17 CITI	10,000,000	(1,737)
OJI PAPER CO LTD 100DFT 20SEP17 DB	4,000,000	(695)
OLD MUTUAL PLC SWP	(39,217)	(2,697)
ONEOK PARTNERS LP JPM SWAP	(30,284)	(6,120)
OPHIR ENERGY PLC SWP	9,712	(17,481)
OPUS GROUP AB SWP CITI	(4,365)	(1,303)
OPUS GROUP AB SWP JPM	(1,846)	(526)
OPUS GROUP AB SWP JPM EXP	1,846	477
OPUS GROUP AS SWP SITI EXP	4,352	1,202
OSIM INTERNATIONAL LTD SGD SWP HSBC	(8,700)	(119)
OVERSEA-CHINESE BANKING CS SGD SWP	(4,000)	28
OZ PAY 0.61% REC 6M JPY LIBOR 06MAR22 JPM	85,000,000	8,926
OZ PAY 0.6575% FIX REC 6M JPY LIBOR 28FEB22 MS	86,000,000	5,787
OZ PAY 0.675% REC 6M JPY LIBOR 27FEB22 MS	86,000,000	4,648
OZ PAY 0.6975% REC 6M JPY LIBOR 25FEB22 JPM	319,000,000	11,583
OZ PAY 0.7025% REC 6M JPY LIBOR 25FEB22 CS	266,000,000	8,652
OZ PAY 1.70% FIX REC 6M JPY LIBOR 16MAY33 CS	42,000,000	(2,618)
OZ PAYS 1.56% SGD REC FLT 6M 24SEP18 CS	1,000,000	2,787
OZ REC FIX 0.134% VS PAY EONIA FRA LCH	30,858,441	172
PACTERA TECHNOLOGY-ADR	44,672	(235,876)
PANASONIC CORP DFT 100 20MAR14 CITI	7,000,000	(76)
PATRIOT COAL CORP WRT	18,793	28,190
PAY 0.449% REC 6M LIBOR 29MAY15 CS	220,000,000	(6,776)
PBF ENERGY INC JPM SWAP	(3,366)	(10,904)
PEGATRON ASW 180 06FEB15 CS	400,000	42,500
PEGATRON CORP USD SWP BOA	(10,000)	(1,278)
PEGATRON CORP USD SWP CITI	(24,000)	(1,400)
PEGATRON CORP USD SWP NOMURA	(112,000)	13,877
PEOPLE.CN CO LTD - A USD SWP DB	4,300	2,007
PEOPLES INSURANCE CO HKD HSBC	(111,000)	2,001
PEOPLES INSURANCE CO HKD MACQ	(17,000)	1,213
PEOPLES INSURANCE CO HKD SWP BAR	(103,000)	5,267
PEOPLES INSURANCE CO HKD SWP BNP	(132,000)	11,661
PEOPLES INSURANCE CO HKD SWP CS	(357,000)	10,920
PEOPLES INSURANCE CO HKD SWP MS	(35,000)	789
PEOPLES INSURANCE CO HKD SWP NOM	(206,000)	10,039
PEOPLES INSURANCE CO JPM HKD SWP	(177,000)	14,963
PEP 2014 JAN 85 CALL 01/18/2014	137	3,562
PEP 2014 JAN 90 CALL 01/18/2014	632	2,212
PERRIGO CO PLC SWP MS NEW	6,035	312,442
PETROCHINA CO LTD BOA SWP HKD	(132,000)	1,089
PFE 2014 JUN 31 CALL 06/21/2014	211	22,155
PFE 2015 JAN 30 CALL 01/17/2015	1,265	287,788
PHH 2014 JAN 25 CALL 01/18/2014	(66)	(2,475)
PHH DFT 500 09/20/2014 CS	500,000	(16,228)
PHIA NA 2014 JAN 25 PUT 01/17/2014	176	2,057
PHILIPPINE PESO Forward	(36,500,000)	3,128
PHOENIX GROUP HOLDINGS SWP	1,285	4,843
PICC PROPERTY & CASUALTY CO CS HKD SWP	(50,000)	(949)
PICC PROPERTY & CASUALTY DB HKD SWP	(74,000)	5,815

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
PICC PROPERTY & CASUALTY HKD SWP BOA	(48,000)	2,933
PICC PROPERTY & CASUALTY HKD SWP JPM	(20,000)	387
PICC PROPERTY & CASUALTY HKD SWP MS	(48,000)	1,979
PING AN FLT 11/22/2019 CVB USD SWP UBS	8,600,000	(3,937)
PING AN FLT 11/22/2019 USD CB SWP DB	555,000	438
PING AN INSURANCE A SWP USD CITI	12,600	1,277
PING AN INSURANCE FLT 11/22/2019 CS USD SWP	431,000	1,054
PING AN INSURANCE FLT 11/22/2019 JPM USD SWP	2,097,000	451
PING AN INSURANCE GROUP HSBC USD SWP	11,200	1,737
PING AN INSURANCE GRP-A USD SWP DB	8,400	537
PING AN INSURANCE GRP-A USD SWP USD	13,600	6,783
PING AN INSURANCE HKD SWP MS	(3,000)	(3,665)
PING AN INSURANCE HKD SWP UBS	23,000	44,788
PING AN INSURANCE STP 11/22/19 USD SWP CITI	614,000	572
PING AN INSURANCE SWP USD BNP	2,200	224
PING AN INSURANCE USD SWP BOA	3,300	1,708
PLAINS GP HOLDINGS SWP MS	(10,541)	(26,618)
PORSCHE AUTOMOBIL HLDG-PFD SWP	15,817	118,864
POWER GRID CORP USD SWP MS	474,395	11,824
PRGO NEW 2014 FEB 145 CALL 02/22/2014	32	36,320
QBE INSURANCE GRP BOA AUD SWP	(5,605)	8,944
QIHU 2015 JAN 20 PUT 01/17/2015	142	14,200
QIHU 2015 JAN 30 PUT 01/17/2015	10	1,700
QIHU 2016 JAN 110 CALL 01/15/2016	(10)	(17,850)
QUANTA COMPUTER INC	(200,550)	(34,290)
QUANTA COMPUTER INC	(45,790)	(7,319)
RDC 2014 JAN 36 CALL 01/18/2014	72	3,420
RDN 2015 JAN 12 CALL 01/17/2015	(346)	(128,020)
RDN 2016 JAN 12 CALL 01/15/2016	(1)	(460)
RDN DFT 500 12/20/2017 CSFB	250,000	(24,100)
RDSA NA 2014 MAR 25.5 CALL 03/21/2014	141	16,964
RDSA NA 2014 MAR 25.5 CALL 03/21/2014	279	33,567
RED WHEAT FUT MGE MAR14	105,000	(79,681)
REED ELSEVIER NV IS SWP CS	(595)	(370)
REED ELSEVIER PLC SWP EUR CSFB	1,786	2,180
RESOLUTION LTD SWP	(21,730)	(2,473)
RESONA HOLDINGS INC SWP DB	(71,300)	(15,699)
RESONA HOLDINGS JPY SWP JPM	(139,400)	(62,226)
REXEL SA SWP	(1,788)	(1,928)
RIG 2014 JAN 47 PUT 01/18/2014	84	2,100
RIG 2014 JAN 52.5 CALL 01/18/2014	105	2,573
RIO LN 2014 JAN 3400 CALL 01/17/2014 BCLEAR	13	15,829
RIO TINTO AMERICAN CALL 67 30JAN14 UBS	4,527	8,248
ROC 2014 MAY 70 CALL 05/17/2014	316	184,860
ROLLS-ROYCE GROUP PLC	1,833,606	3,036
ROLLS-ROYCE GROUP PLC	7,110,394	11,773
ROLLS-ROYCE GROUP PLC	55,342	146,987
ROYAL BANK OF SCOTLAND GROUP SWP	(37,010)	(2,471)
ROYAL DUTCH SHELL A SHARES SWP CS	(857)	(1,626)
ROYAL DUTCH SHELL A SHARES SWP CS	14,911	18,737
ROYAL DUTCH SHELL PLC-A SHS JPM SWP	857	1,727
ROYAL DUTCH SHELL PLC-B SHS SWP CS	(14,028)	(8,060)
ROYAL MAIL PLC	29,041	(3,732)
ROYAL MAIL PLC	76,496	599
RUSSELL 2000 MINI MAR14	(2)	(9,100)
RYANAIR HOLDINGS PLC SWP	135,950	50,742
RYL 2015 JAN 30 CALL 01/17/2015	(125)	(190,000)
RYL DFT 500 06/20/2018 MS	500,000	(70,738)
S NEW 2014 JAN 5 CALL 01/18/2014	(20)	(6,900)
S NEW 2014 JAN 5 PUT 01/18/2014	20	10
S&P MID 400 EMINI MAR14	(15)	(63,525)
S&P500 EMINI FUT MAR14	(1,061)	(3,525,552)
SABRE RESOURCES LTD AUD SWP UBS	135,254	(26,213)
SAMSUNG ELECTRONICS CO LTD	704	(13,611)
SAMSUNG ELECTRONICS CO LTD	1,029	(6,765)
SAMSUNG ELECTRONICS-PREF	120	(1,272)
SAMSUNG ELECTRONICS-PREF	532	14,989
SAMSUNG LIFE INSURANCE CO USD SWP CS	772	2,946
SAMSUNG LIFE INSURANCE CO USD SWP MS	1,318	2,784
SAMSUNG LIFE INSURANCE USD SWP BOA	900	3,785
SAMSUNG LIFE INSURANCE USD SWP DB	795	4,064
SANDVIK AB SWP	(33,970)	(15,428)
SANOFI SWP	774	4,329
SANY HEAVY INDUSTRY CO DB USD SWP	61,600	(11,536)
SANY HEAVY INDUSTRY CO LTD-A USD SWP BOA	59,600	(10,494)
SAP AG SWP	(10,800)	(32,076)
SCHNEIDER ELECTRIC SA SWP	51,225	133,595
SDRL 2014 JAN 39.85 PUT 01/18/2014	84	2,940
SEADRILL LTD SWP CS	(2,108)	(994)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
SEADRILL PARTNERS LLC SWP JPM	(3,292)	2,847
SEGA SAMMY HOLDINGS INC JPY SWP BOA	(2,800)	1,065
SEGA SAMMY HOLDINGS INC JPY SWP UBS	(5,600)	(3,882)
SEK FX 06/18/14 FWD (JA)	(14,575,000)	(49,207)
SEKISUI HOUSE LTD JPM JPY SWP	(3,000)	(7,470)
SEKISUI HOUSE LTD JPY SWP BARC	(15,000)	(29,214)
SEKISUI HOUSE LTD JPY SWP MS	(34,000)	(26,272)
SEM GROUP LITIGATION TRUST	1	—
SENSATA TECHNOLOGIES HOLDING CS SWAP	(14,444)	(7,025)
SEP14 14 PUT	(560,000)	(392)
SEP15 2.5 PUT	(4,000,000)	(160,156)
SEP15 2.5 PUT	(800,000)	(32,031)
SEP15 3.45 PUT	200,000	33,165
SEP15 3.45 PUT	1,000,000	165,827
SET50 FUTURES MAR14 THB INDX SWP UBS (X1000)	(13,000)	13,946
SGX S&P CNX NIFTY JAN14	(122)	(12,516)
SHANDONG MINHE ANIMAL HUS-A USD SWP DB	21,500	(10,759)
SHANDONG MINHE ANIMAL HUS-A USD SWP UBS	68,600	(32,986)
SHANGHAI AJ CORPORATION USD SWP DB	7,500	(1,447)
SHANGHAI AJ CORPORATION USD SWP SG	18,400	(4,246)
SHANGHAI FRIENDSHIP GROUP-A HKD SWP DB	6,700	(269)
SHANGHAI MALING AQUARIUS-A USD SWP DB	7,000	(2,038)
SHANGHAI ORIENTAL PEARL - A USD SWP DB	15,100	1,064
SHANGHAI ORIENTAL PEARL USD SWP HSBC	20,200	955
SHANGHAI PHARMACEUTICALS-A USD SWP DB	22,000	(1,869)
SHIMAO PROPERTY HLDGS DB HKD SWP	(67,000)	5,073
SHIMAO PROPERTY HLDGS HKD SWP BNP	(14,000)	1,310
SHIMAO PROPERTY HLDGS HKD SWP CS	(35,000)	7,272
SHIN KONG FIN HLDG BOA USD SWP	(17,446)	(303)
SHIN KONG FIN USD SWP JPM	(66,705)	(2,888)
SHIN KONG FINANCIAL HLDGS CS SWP USD	(164,198)	(3,171)
SHIN KONG FINANCIAL HLDGS NOM USD SWP	(144,700)	(6,745)
SHIN KONG FINANCIAL USD SWP MACQ	(441,960)	(15,578)
SHINHAN FINANCIAL GROUP USD SWP JPM	880	2,215
SHIRE PLC SWP	72,071	135,875
SIE GR 2014 DEC 100 CALL 12/19/2014	64	53,416
SIEMENS AG-REG JPM SWP EUR	2,327	15,472
SINA US 2015 JAN 22.5 PUT 01/17/2015	99	2,871
SINA US 2015 JAN 25 PUT 01/17/2015	128	3,776
SINA US 2015 JAN 30 PUT 01/17/2015	77	3,966
SINGAPORE DOLLAR Forward	(3,150,000)	18,747
SINOPEC 1% 23 FEB17 CVB USD SWP RBS	3,568,000	(4,626)
SINOPEC 1% 23FEB17 CVB CITI USD SWP	804,000	(911)
SINOPEC 1% 23FEB17 CVB USD SWP BNP	390,000	(1,238)
SINOPEC 1% 23FEB17 CVB USD SWP BOA	7,530,000	(97,675)
SINOPEC 1% 23FEB17 CVB USD SWP DB	194,000	(920)
SINOPEC 1% 23FEB17 CVB USD SWP JPM	5,764,000	(44,613)
SINOPEC 1% 23FEB17 CVB USD SWP MS	2,222,000	(2,617)
SINOPEC 1% 23FEB17 CVB USD SWP UBS	1,384,000	(8,884)
SINOPEC 150 ASW 24APR14 SCB	1,000,000	1
SINOPEC 155 ASW 24APR14 SCB	400,000	1
SK HYNIX INC 2.65 05/14/2015 CBS BOA	2,100,000	165,018
SK HYNIX INC 2.65 05/14/2015 CBS CS	200,000	8,250
SK HYNIX INC SWP USD JPM	(15,500)	(78,270)
SK HYNIX INC USD SWP CS	(16,380)	(86,385)
SK HYNIX USD SWP BOA	(17,000)	(158,403)
SK INNOVATION CO LTD USD SWP CS	490	790
SM INVESTMENTS CORP 1.625% 17 CBS BOA	200,000	(43,000)
SM INVESTMENTS CORP 1.625% 17 CBS- DB	400,000	(84,000)
SM INVESTMENTS CORP BARC USD SWP	(21,791)	97,221
SM INVESTMENTS CORP BOA USD SWP	(1,875)	6,300
SM INVESTMENTS CORP SWP DB	(19,339)	79,632
SM INVESTMENTS CORP SWP HSBC	(6,850)	16,576
SM INVESTMENTS SG USD SWP	(812)	3,055
SOCIETE GENERALE SWP	3,299	52,226
SOCIETE GENERALE SWP	49,317	357,528
SOFTBANK CORP SWP DB	(23,800)	(61,031)
SOLD AUD/BOUGHT USD	—	(60,360)
SOLD AUD/BOUGHT USD	—	(6,220)
SOLD AUD/BOUGHT USD	—	(1,271)
SOLD AUD/BOUGHT USD	—	(51)
SOLD AUD/BOUGHT USD	—	2,152
SOLD AUD/BOUGHT USD	—	5,566
SOLD AUD/BOUGHT USD	—	5,985
SOLD AUD/BOUGHT USD	—	8,317
SOLD AUD/BOUGHT USD	—	111,138
SOLD BRL/BOUGHT USD	—	41
SOLD BRL/BOUGHT USD	—	618
SOLD BRL/BOUGHT USD	—	1,134
SOLD BRL/BOUGHT USD	—	1,756

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
SOLD BRL/BOUGHT USD	—	2,135
SOLD BRL/BOUGHT USD	—	4,890
SOLD BRL/BOUGHT USD	—	6,194
SOLD BRL/BOUGHT USD	—	6,842
SOLD CAD/BOUGHT USD	—	(450)
SOLD CAD/BOUGHT USD	—	1,668
SOLD CAD/BOUGHT USD	—	2,794
SOLD CAD/BOUGHT USD	—	3,336
SOLD CNY/BOUGHT USD	—	(28,213)
SOLD CNY/BOUGHT USD	—	(8,369)
SOLD DKK/BOUGHT USD	—	(229)
SOLD DKK/BOUGHT USD	—	1,054
SOLD EUR/BOUGHT USD	—	(563,107)
SOLD EUR/BOUGHT USD	—	(90,154)
SOLD EUR/BOUGHT USD	—	(42,438)
SOLD EUR/BOUGHT USD	—	(16,175)
SOLD EUR/BOUGHT USD	—	(8,441)
SOLD EUR/BOUGHT USD	—	(1,822)
SOLD EUR/BOUGHT USD	—	(1,803)
SOLD EUR/BOUGHT USD	—	(1,174)
SOLD EUR/BOUGHT USD	—	(410)
SOLD EUR/BOUGHT USD	—	(169)
SOLD GBP/BOUGHT USD	—	(147,650)
SOLD GBP/BOUGHT USD	—	(72,294)
SOLD GBP/BOUGHT USD	—	(9,467)
SOLD JPY/BOUGHT USD	—	1,067
SOLD JPY/BOUGHT USD	—	1,635
SOLD JPY/BOUGHT USD	—	2,126
SOLD JPY/BOUGHT USD	—	3,841
SOLD JPY/BOUGHT USD	—	5,541
SOLD JPY/BOUGHT USD	—	5,623
SOLD JPY/BOUGHT USD	—	6,411
SOLD JPY/BOUGHT USD	—	6,747
SOLD JPY/BOUGHT USD	—	7,277
SOLD JPY/BOUGHT USD	—	16,029
SOLD JPY/BOUGHT USD	—	19,886
SOLD JPY/BOUGHT USD	—	21,615
SOLD JPY/BOUGHT USD	—	22,146
SOLD JPY/BOUGHT USD	—	23,684
SOLD JPY/BOUGHT USD	—	31,534
SOLD JPY/BOUGHT USD	—	53,422
SOLD JPY/BOUGHT USD	—	58,553
SOLD JPY/BOUGHT USD	—	77,724
SOLD JPY/BOUGHT USD	—	84,210
SOLD JPY/BOUGHT USD	—	181,552
SOLD MXN/BOUGHT USD	—	(6,452)
SOLD MXN/BOUGHT USD	—	(6,442)
SOLD MXN/BOUGHT USD	—	(1,441)
SOLD MXN/BOUGHT USD	—	2,678
SOLD MXN/BOUGHT USD	—	7,243
SOLD MXN/BOUGHT USD	—	30,656
SOLD MXN/BOUGHT USD	—	34,654
SOLD MXN/BOUGHT USD	—	39,241
SOLD NZD/BOUGHT USD	—	(38,867)
SOLD NZD/BOUGHT USD	—	(23,581)
SOLD RUB/BOUGHT USD	—	34
SOLD SEK/BOUGHT USD	—	(16,292)
SOLD USD/BOUGHT AUD	—	(13,241)
SOLD USD/BOUGHT AUD	—	3,082
SOLD USD/BOUGHT AUD	—	60,321
SOLD USD/BOUGHT BRL	—	(67,029)
SOLD USD/BOUGHT BRL	—	(8,752)
SOLD USD/BOUGHT BRL	—	(7,500)
SOLD USD/BOUGHT CAD	—	(2,828)
SOLD USD/BOUGHT CAD	—	(929)
SOLD USD/BOUGHT CAD	—	152
SOLD USD/BOUGHT CAD	—	301
SOLD USD/BOUGHT CAD	—	421
SOLD USD/BOUGHT CNY	—	(2,429)
SOLD USD/BOUGHT CNY	—	(2,314)
SOLD USD/BOUGHT CNY	—	(1,902)
SOLD USD/BOUGHT CNY	—	(1,509)
SOLD USD/BOUGHT CNY	—	(1,030)
SOLD USD/BOUGHT CNY	—	(102)
SOLD USD/BOUGHT CNY	—	(61)
SOLD USD/BOUGHT CNY	—	55
SOLD USD/BOUGHT CNY	—	59
SOLD USD/BOUGHT CNY	—	67
SOLD USD/BOUGHT CNY	—	82
SOLD USD/BOUGHT CNY	—	120

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
SOLD USD/BOUGHT CNY	—	127
SOLD USD/BOUGHT CNY	—	127
SOLD USD/BOUGHT CNY	—	212
SOLD USD/BOUGHT CNY	—	337
SOLD USD/BOUGHT CNY	—	378
SOLD USD/BOUGHT CNY	—	534
SOLD USD/BOUGHT CNY	—	13,201
SOLD USD/BOUGHT EUR	—	(270)
SOLD USD/BOUGHT EUR	—	1,520
SOLD USD/BOUGHT EUR	—	2,336
SOLD USD/BOUGHT EUR	—	4,421
SOLD USD/BOUGHT EUR	—	8,367
SOLD USD/BOUGHT EUR	—	13,039
SOLD USD/BOUGHT EUR	—	42,295
SOLD USD/BOUGHT GBP	—	13,172
SOLD USD/BOUGHT GBP	—	45,707
SOLD USD/BOUGHT GBP	—	72,218
SOLD USD/BOUGHT JPY	—	(58,519)
SOLD USD/BOUGHT JPY	—	(44,800)
SOLD USD/BOUGHT JPY	—	(21,910)
SOLD USD/BOUGHT JPY	—	(11,659)
SOLD USD/BOUGHT JPY	—	(6,017)
SOLD USD/BOUGHT MXN	—	(509)
SOLD USD/BOUGHT NOK	—	451
SOLD USD/BOUGHT NOK	—	2,610
SOLD USD/BOUGHT NOK	—	3,026
SOLD USD/BOUGHT NZD	—	38,822
SOLD USD/BOUGHT RUB	—	(25)
SOLD ZAR/BOUGHT USD	—	825
SOLD ZAR/BOUGHT USD	—	925
SONY CORP DB JPY SWP	(28,100)	(12,277)
SONY DFT 100 20MAR18 DB	(8,000,000)	—
SOUTH AFRICAN RAND Forward	(1,500,000)	2,597
SOYBEAN FUTURE MAR14	(230,000)	71,687
SOYBEAN FUTURE MAY14	210,000	(28,201)
SOYBEAN MEAL FUTR MAR14	(700)	10,496
SPECTRA ENERGY PARTNERS LP SWP JPM	(1,312)	(6,725)
SPF 2015 JAN 7 CALL 01/17/2015	(184)	(49,680)
SPF DFT 500 09/20/2017 MS	750,000	(98,284)
SPGCESP INDEX	8,900	14,367
SPI 200 FUTURES MAR14	(8)	(42,365)
SPX 2014 FEB 1710 PUT 02/22/2014	29	19,575
SPX 2014 JAN 1710 PUT 01/18/2014	16	2,720
SPX 2014 JAN 1800 CALL 01/18/2014	53	275,865
SPX 2014 JAN 1825 CALL 01/18/2014	120	377,400
SPX Dec14 1425 PUT	(52)	(116,480)
SPX Dec14 2050 CALL	(278)	(585,190)
SPX Dec14 2075 CALL	(533)	(882,115)
SPX Jun14 1400 PUT	(1,304)	(756,320)
SPX Jun14 1450 PUT	(290)	(209,960)
SPX Jun14 1450 PUT	(277)	(200,548)
SPX Jun14 1950 CALL	(523)	(1,014,620)
SPX Jun14 1975 CALL	(290)	(392,950)
SPX Mar14 1450 PUT	(508)	(101,600)
SPX Mar14 1475 PUT	(1,069)	(245,870)
SPX Mar14 1500 PUT	(365)	(93,075)
SPX Sep14 1450 PUT	(182)	(283,920)
SPX Sep14 1475 PUT	(208)	(366,080)
SPX Sep14 2000 CALL	(485)	(1,011,225)
SPY 2014 JAN 184 PUT 01/10/2014	51	5,177
ST JAMESS PLACE PLC SWP	101,766	135,385
STANDARD LIFE PLC SWP	155,262	15,469
STOXX 600 HEALTH CARE PR IDX SWP CS	(227)	(12,826)
STOXX 600 INDUSTRIAL GOODS AND SERVICES BOA	(182)	(6,397)
STOXX 600 OPTIMISED RETAIL IDX MS	(39)	(58)
STOXX EUROPE 600 (PRICE) INDEX SWP CITI	(9,059)	(176,405)
STOXX EUROPE 600 (PRICE) INDEX SWP UBS	(7,560)	(87,605)
STOXX EUROPE 600 SWP BOA	(3,559)	(73,267)
STOXX INSURANCE 600 (PRICE) INDEX SWP UBS	(418)	(13,553)
STOXX INSURANCE 600 SWP BOA	(131)	(5,791)
STXE 600 CN&MT EUR PR SWAP	(472)	(11,080)
SULZER AG SWP	4,817	32,968
SUMITOMO MITSUI FINANCIAL SWP CITI	5,800	21,484
SUMITOMO MITSUI TRUST HOLDINGS SWP DB	1,000	285
SUMMIT MIDSTREAM PARTNERS LP MS SWAP	(16,024)	(72,601)
SVENSKA CELLULOSA AB-B SHS SWP	22,750	75,324
Sweden Krona (Sek) FDWFX	(609,926)	(94,732)
SWEDISH KRONER Forward	(3,854,000)	(9,472)
Swiss Franc FDWFX	202,275	226,547
SWISS FRANC Forward	(700,000)	(4,517)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
SWISS MKT IX FUTR MAR14	(4)	(4,244)
SWPC033Y4 CDS USD R F 1% 20 Jun 2018	200,000	5,863
SWPC391Y0 CDS USD R F 1% 20 Jun 2018	600,000	17,590
SWPC393Y8 CDS USD R F 1% 20 Jun 2018	600,000	17,590
SWPC536C4 CDS USD R V 03MEVENT 1% 20 Jun 2017	363,000	(2,913)
SWPC586B5 CDS USD R V 03MEVENT 1% 20 Mar 2018	1,000,000	(100,429)
SWPC644C3 CDS USD R V 03MEVENT 1% 20 Sep 2015	102,000	(1,555)
SWPC690C6 CDS USD R V 03MEVENT 1% 20 Jun 2018	725,000	(6,662)
SWPC745B3 CDS USD R V 03MLIBOR 1% 20 Mar 2018	500,000	(51,232)
SWPC786C1 CDS USD R V 03MEVENT 1% 20 Mar 2018	254,000	(4,170)
SWU0020O1 IRS JPY R F 1.5% 19 Jun 2033	80,000,000	(22,621)
SWU002RC8 IRS USD R F 3% 20 Jun 2023	3,900,000	(248,411)
SWU004IA8 IRS MXN R F 5.75% 22 Feb 2023	200,000	(1,007)
SWU004IO8 IRS MXN R F 5.75% 22 Feb 2023	100,000	(503)
SWU005N27 IRS MXN R F 5.51% 11 Sep 2018	10,200,000	2,624
SWU005N84 IRS MXN R F 5.52% 11 Sep 2018	1,400,000	406
SWU005OE0 IRS GBP R F 3% 19 Mar 2024	600,000	(5,972)
SWU0099R0 IRS MXN R F 20.6% 08 Dec 2015	1,300,000	4,393
SWU023A40 TRS USD R F 0% 04 Mar 2014	100,000	(2,947)
SWU023CV8 TRS USD R E	47,500	(250,396)
SWU023JQ2 COMM SWAP SPGCES CME	25,700	(578,150)
SWU023T65 TRS USD R E	1,200	1,485
SWU023T99 TRS USD R E	1,200	7,077
SWU023XD5 TRS USD R F 0% 19 Feb 2015	10,000	(6,551)
SWU023XF0 TRS USD R F 0% 21 Nov 2014	10,000	7,032
SWU023Y69 TRS USD R F 0% 21 Apr 2016	700,000	16,599
SWU024TA4 TRS USD R E	2,400	15,709
SWU029FG5 TRS USD R E	3,880	(4,648)
SWU029FP5 TRS USD R E	1,058	(2,679)
SWU029GQ2 TRS USD R E	3,320	(4,521)
SWU029JL0 TRS USD R F 0% 28 Jan 2014	37,000	206
SWU036VG2 TRS USD R F 0% 30 Sep 2014	210,000	5,967
SWU077C10 TRS USD R F 0% 21 Apr 2016	910,000	(12,261)
SWU083TY8 TRS USD R F 0% 04 Jun 2014	180,000	(13,917)
SWU086YT6 TRS USD R F 0% 04 Jun 2014	200,000	9,579
SWU09H878 TRS USD R E	2,400	13,795
SWU09H886 TRS USD R E	2,400	3,305
SWU09K087 TRS USD R F 0% 04 Mar 2014	100,000	1,866
SWU09K160 TRS USD R F 0% 04 Mar 2014	69,000	1,184
SWU09K178 TRS USD R F 0% 04 Mar 2014	61,000	1,711
SWU09K269 TRS USD R F 0% 04 Mar 2014	120,000	2,106
SWU09K277 TRS USD R F 0% 04 Mar 2014	110,000	(3,080)
SWU0AT458 TRS USD R E	2,400	3,257
SWU0D7750 TRS USD R F 0% 20 Jun 2014	5,000	3,983
SWU0D7768 TRS USD R F 0% 19 Feb 2015	5,000	(3,276)
SWU0ESP46 TRS USD R E	18,000	(257,884)
SWU0H7715 TRS USD R F 0% 04 Jun 2014	680,000	1,126
SWU0H77B3 TRS USD R F 0% 04 Jun 2014	230,000	280
SWU0H77P2 TRS USD R F 0% 28 Jan 2014	71,000	3,685
SWU0RW065 TRS USD R F 0% 28 Jan 2014	34,000	1,225
SWU0RW073 TRS USD R F 0% 28 Jan 2014	34,000	1,371
SWU0RW115 TRS USD R F 0% 25 Feb 2014	112,792	2,372
SX7E 2014 JAN 132.5 PUT 01/17/2014	48	1,650
SXAP 2014 JAN 450 PUT 01/17/2014	30	1,031
SXNP 2014 JAN 390 PUT 01/17/2014	34	234
SXXP INDEX SECTOR SWP JPM	(1,663)	(28,705)
SYD AU 4.11045 CALL 24JAN14 NOM	78,443	350
SYDNEY AIRPORT AUD SWP NOM	(5,080)	364
T NEW 2014 JAN 36 CALL 01/18/2014	400	2,200
TAIWANESE DOLLAR Forward	15,300,000	7,635
TARGA RESOURCES PARTNERS LP SWP JPM	(10,492)	(98,766)
TATA MOTORS BOA USD SWP	12,471	11,170
TATA MOTORS CITI USD SWP	25,427	6,439
TATA MOTORS DB USD SWP	19,542	23,656
TATA MOTORS LTD USD MS SWP	21,046	11,506
TATA MOTORS MACQ USD SWP	45,502	52,516
TATA MOTORS NOM USD SWP	23,243	24,074
TATA MOTORS USD SWP BNP	4,264	5,116
TATA MOTORS USD SWP CS	15,889	19,323
TATA MOTORS USD SWP HSBC	20,577	2,021
TATA MOTORS USD SWP UBS	14,020	14,174
TECFP 0.25% SWP CS	(976)	13,730
TECHNIP SWAP CSFB	1,742	(40,981)
TECO ENERGY INC SWP CS	(13,486)	(402)
TELECOM ITALIA SPA SWP CS	(147,862)	(43,978)
TELECOM ITALIA-RSP SWP CS	200,396	48,308
TELEFONICA BRASIL-ADR SWP CS	(1,572)	5,030
TELIASONERA AB SWP EUR JPM	9,700	530
TEMASEK HLDGS (PRIVATE) DFT 100 20MAR14 BARC	1,200,000	(2,500)
TESCO PLC SWP	(24,676)	613

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
TEVA 2014 JAN 45 CALL 01/18/2014	68	374
TEVA 2014 MAR 37.5 CALL 03/22/2014	33	11,138
THAILAND DOLLAR Forward	5,500,000	(1,954)
THALES SA SWP	3,533	19,540
THALES SA SWP	6,798	31,734
THROMBOGENICS NV SWP CITI	(118)	(469)
THROMBOGENICS NV SWP DB	(317)	4,978
THROMBOGENICS NV SWP HSBC	1,069	(559)
THROMBOGENICS NV SWP JPM	(317)	4,783
THROMBOGENICS NV SWP UBS	(317)	4,925
TMO 2014 JAN 110 CALL 01/18/2014	74	19,980
TMO Jun14 95 PUT	(52)	(10,920)
TOKYO ELECTRIC POWER CO DFT 100 20SEP17 BARC	(7,000,000)	(3,064)
TOKYO ELECTRIC POWER DFT 100 20SEP17	(7,000,000)	(3,279)
TOKYO ELECTRIC POWER DFT 100 20SEP17 BARC	(7,000,000)	(3,279)
TOKYO ELECTRIC POWER DFT 100 20SEP17 CITI	(7,000,000)	(4,688)
TOKYO ELECTRIC POWER DFT 100 20SEP17 CITI	(3,000,000)	(1,405)
TOKYO ELECTRIC POWER DFT 100 20SEP17 JPM	(5,000,000)	(2,342)
TOKYO TATEMONO CO LTD CS JPY SWP	(15,000)	(22,766)
TOKYO TATEMONO CO LTD HSBC JPY SWP	(15,000)	(27,361)
TOPIX INDX FUTR MAR14	65	359,724
TOSHIBA CORP JPY SWP DB	(199,000)	(26,460)
TOYOTA MOTOR CORP DB JPY SWP	(21,700)	(45,341)
TOYOTA MOTOR CORP JPM JPY SWP	3,500	7,313
TOYOTA MOTOR CORP SWP SG	3,500	10,637
TOYOTA MOTOR CS JPY SWP	7,600	20,372
TOYOTA MOTOR MS JPY SWP	3,500	7,313
TPK HOLDING CO LTD ASW 01OCT15 SCB	1,000,000	10
TPK HOLDINGS USD SWP BOA	(4,800)	63,662
TPK HOLDINGS USD SWP HSBC	(1,000)	12,427
TPK HOLDINGS USD SWP MACQ	(8,600)	131,541
TRANSDIGM GROUP INC SWP MS	19,465	47,522
TRI CN 2014 JAN 36 PUT 01/18/2014	92	260
TRUVO TALON WRT TALON EQUITY CO	33	—
TSCO LN 2014 JAN 340 PUT 01/17/2014 BCLEAR	213	36,609
TSLA 2014 JUN 200 CALL 06/21/2014	(16)	(12,280)
TSLA 2014 JUN 200 PUT 06/21/2014	16	96,040
TSLA 2015 JAN 125 CALL 01/17/2015	(13)	(56,550)
TSLA 2015 JAN 30 PUT 01/17/2015	79	3,753
TSM 2014 JAN 17.5 PUT 01/18/2014	105	4,725
TUI AG DFT 500 20DEC14 BOA	50,000	(3,112)
TUI AG DFT 500 20DEC14 ML	100,000	(6,223)
TUI DFT 500 20MAR2015 BARC	200,000	(15,434)
TURQUOISE HILL RESOURC-RIGHT	4,500	4,234
TURQUOISE HILL RESOURC-RIGHT	4,500	4,234
TURQUOISE HILL RESOURC-RIGHT SWP SCOTI	(9,000)	(974)
TURQUOISE HILL RESOUR-RT	(22,700)	(21,452)
TURQUOISE HILL RESOUR-RT	(11,400)	(10,773)
TURQUOISE HILL RESOUR-RT	(5,700)	(5,387)
TURQUOISE HILL RESOUR-RT	11,400	10,773
TURQUOISE HILL RESOUR-RT SWP CS	27,264	2,863
TWC 2015 JAN 105 CALL 01/17/2015	20	62,200
TWENTY-FIRST CENTURY FOX CL A SWP CITI	(11,474)	(28,456)
TWENTY-FIRST CENTURY FOX CL B SWP CITI	11,474	32,816
TWN BANK & INSUR SEC JAN14 UBS USD SWP (X1000)	(4,000)	(4,075)
TWN ELECTRONICS SEC JAN14 UBS USD SWP (X4000)	(4,000)	(1,414)
TWX 2015 JAN 65 CALL 01/17/2015	43	36,765
UAL Mar14 37 PUT	(107)	(26,750)
UAL Mar14 38 PUT	(216)	(65,124)
UGI CORP SWP CS	(13,654)	(88,331)
UKX 2014 JAN 6650 PUT 01/17/2014 BCLEAR	9	4,026
UMC USD SWAP BOA	(1,666,000)	6,035
UMC/UNIMICRON ASW L+150 02DEC14 SCB	300,000	330
UNITED MICROELECTRONICS 0% 16 CBS BOA	800,000	1,000
UNITED MICROELECTRONICS 100 DFT 20JUN14 DB	300,000	354
UNITED MICROELECTRONICS 200 DFT 24JUN14 SCB	440,000	(1,595)
UNITED MICROELECTRONICS CORP JPM USD SWP	(47,000)	369
US 10YR NOTE (CBT MAR14	(1)	63
US 10YR NOTE (CBT)MAR14	2,700,000	(17,459)
US 2YR NOTE (CBT) MAR14	1	(406)
US 5YR NOTE (CBT) MAR14	(52)	82,136
US Dollar FDWFX	(414,847)	(414,847)
US DOLLAR Forward	140,252,275	—
US LONG BOND(CBT) MAR14	(36)	57,490
USD/CNY CALL.RPB2	2,000,000	0
USD/CNY CALL.RPB3	(2,000,000)	(0)
USD/CNY CALL.RPB4	4,300,000	16,508
USD/JPY CALL.BZW	1,000,000	24,613
USD/JPY CALL.CS2	2,000,000	58,255
USD/JPY CALL.JPM	4,000,000	117,909

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
USD/JPY CALL.JPM2	1,000,000	26,458
USD/JPY CALL.JPM3	1,000,000	26,506
USD/JPY CALL.ML	2,000,000	65,225
USD/JPY CALL.ML2	4,000,000	119,918
USD/JPY CALL.ML3	1,400,000	37,751
USD/JPY CALL.ML4	1,000,000	19,645
USD/JPY CALL.MS	100,000	91,968
USD/JPY CALL.NOM	4,000,000	125,676
USD/JPY CALL.NOM1	1,500,000	46,958
USD/JPY CALL.NOM2	1,500,000	47,019
USD/JPY CALL.UBS1	4,000,000	127,679
USD/JPY CALL.UBS2	2,000,000	63,765
USD/JPY CALL.UBS3	1,000,000	25,313
USD/JPY CALL.UBS4	1,000,000	25,322
USD/JPY CALL.UBS5	1,000,000	25,323
USD/JPY CALL.UBS6	4,000,000	103,959
UTX A1814C100000	39	54,210
VALE SWP CS	(802)	(369)
VALEBZ DFT 100 03/20/2015 DB	500,000	1,943
VALEO SA SWP	(3,307)	(19,416)
VALIDUS HOLDINGS LTD	64,500	1,469,955
VEDANTA RESOURCES DFT 500 20SEP2014 BOA	2,100,000	(42,653)
VERIZON SWP BOA	(16,398)	11,814
VIETNAM DFT 100 20DEC17 JPM	160,000	4,831
VIETNAM DFT 20DEC17 100 BOA	160,000	4,831
VINCOM JSC 5 04/03/2017 CS USD SWP	1,100,000	306,125
VINCOM JSC MS USD SWP	(36,889)	(17,837)
VINCOM JSC USD CITI SWP	(6,300)	417
VINCOM JSC USD CS SWP	(173,142)	(127,593)
VINCOM JSC USD DB SWP	(8,000)	(1,054)
VODAFONE GROUP PLC SWP	403,616	124,398
VODAFONE GROUP PLC SWP	690,504	398,339
VODAFONE GROUP PLC USD SWP	14,594	5,634
VODAFONE GROUP PLC USD SWP	100,057	15,317
VODAFONE GROUP PLC USD SWP	51,108	53,693
VOLKSWAGEN AG-PFD SWP	4,327	184,865
WAG 2014 APR 55 CALL 04/19/2014	211	85,983
WAG 2014 APR 57.5 CALL 04/19/2014	196	52,528
WAG 2015 JAN 50 CALL 01/17/2015	443	416,420
WASTE MANAGEMENT SWP JPM	(4,526)	(24,435)
WBC AU 33.2297 CALL 01/24/2014	12,456	1,587
WEICHAI POWER CO LTD - H SWP DB	(36,000)	(28,237)
WEICHAI POWER CO LTD-A USD SWP DB	42,000	10,395
WEMBLEY PLC DB SWAP	20,188	616
WES AU 40.9438 CALL 12/24/2014 NOM	7,593	28,872
WES AU DFT 100 20MAR17 DB	150,000	(2,308)
WES AU DFT 100 20MAR17 JPM	150,000	(2,308)
WESFARMERS LIMITED AUD SWP JPM	(6,406)	(902)
WESFARMERS LIMITED AUD SWP NOM	(2,702)	(28,615)
WESFARMERS LTD CITI AUD SWP	(2,106)	(5,436)
WESTPAC BANKING CORP AUD SWP NOM	(4,134)	(2,249)
WHARF FINANCE LTD 2.3% 2014CBS BOA	18,000,000	(3,203)
WHARF HOLDINGS BOA HKD SWP	(6,000)	8,165
WHARF HOLDINGS LTD HKD SWP BNP	(9,000)	2,522
WHEAT FUTURE(CBT) JUL14	(10,000)	8,450
WHEAT FUTURE(CBT) MAR14	(180,000)	114,329
WHEAT FUTURE(CBT) SEP14	10,000	(8,018)
WHITBREAD PLC SWP CSFB EXP	209	1,069
WHITBREAD SWP CS	(228)	(740)
WHITE SUGAR (LIF) MAR14	1,300	(24,230)
WHITE SUGAR (LIF) MAY14	100	230
WHITEHAVEN COAL LTD AUD SWP CS	(104,139)	31,799
WHITEHAVEN COAL LTD AUD SWP UBS	(71,856)	10,959
WHITEHAVEN COAL LTD CITI AUD SWP	(29,430)	(2,366)
WILLIAM HILL PLC SWP	(20,196)	(9,167)
WILLIAMS PARTNERS LP SWP JPM	(8,911)	5,394
WIPRO LTD ADR SWP CSFB	(23,053)	(82,906)
WIPRO LTD USD SWP BOA	17,584	29,971
WIPRO LTD USD SWP CS	17,679	44,068
WIPRO LTD-ADR SWP BARC	14,600	21,117
WMB 2014 JAN 37 CALL 01/18/2014	84	15,330
WMB Jan14 37 CALL	(289)	(54,043)
WMI DFT 105 03/20/2014 MS	500,000	(1,020)
WOLSELEY PLC SWP	51,850	139,316
WPX 2014 JAN 22.5 CALL 01/18/2014	421	10,525
WTI CRUDE FUTURE DEC14	63,000	16,099
WTI CRUDE FUTURE DEC15	(6,000)	7,440
WTI CRUDE FUTURE FEB14	1,000	(1,906)
WTI CRUDE FUTURE JUN14	(56,000)	(39,069)
WTI CRUDE FUTURE JUN15	(13,000)	3,488

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
WTI CRUDE FUTURE SEP15	12,000	(11,700)
WYNN 2014 JAN 169.5 CALL 01/18/2014	16	39,480
WYNN 2014 JAN 180 CALL 01/03/2014	5	7,088
XOM 2014 JAN 105 CALL 01/18/2014	211	4,009
XPAR 20140430	700	207
YAHOO JAPAN CORP SWP BAR	27,400	3,291
YAHOO JAPAN CORP SWP BNP	53,100	10,086
YAHOO SWP MS	37,111	819,499
YAMADA DENKI CO LTD	(13,730)	(6,116)
YAMADA DENKI CO LTD	(79,560)	(2,266)
YAMADA DENKI CO LTD JPY SWAP CS	(17,900)	(2,586)
YANGZIJIANG SHIPBLDG 7.617 CNY CL WRT CITI 29APR16	1,500,000	118,821
YANGZIJIANG SHIPBUILDING SWP CITI	(507,000)	(22,089)
YASKAWA ELECTRIC CORP SWP DB	(6,000)	(8,092)
YY INC-ADR SWP BOA	1,117	1,458
ZHEN DING ASW L+250 07JUN15 SCB	100,000	4,780
ZHEN DING TECHNOLOGY USD SWP BOA	(3,000)	(97)
ZHEN DING TECHNOLOGY USD SWP DB	(6,300)	(1,547)
ZMH 2014 JUN 90 CALL 06/21/2014	179	129,775
ZOETIS INC DB SWAP	115,585	271,215
ZTE CORP-H	(224,200)	(101,185)
ZTE CORP-H	(126,350)	(57,884)
ZURN VX 2014 JAN 270 CALL 01/17/2014	165	1,100

Total Derivatives	(4,816,196,314)	$598,106

Preferred Stock
ADLAC 5.5% SERIES D ESC	3,100	$—
ADLAC 7.5% 11/04 ESCROW	9,200	—
ADLAC 7.5% 05 F ESCROW	182,700	0
AMERICAN AIRLINES GROUP SER A 6.25 PFD	177,873	4,610,468
ATLAS PIPELINE PARTNERS LP	164,792	5,313,883
BB&T CORPORATION 5.2 PFD F	5,464	102,450
BB&T CORPORATION 5.2 SER G PFD	2,750	51,700
BB&T CORPORATION 5.625 SER E PFD	3,782	76,964
BB&T CORPORATION 5.85 PFD	1,940	41,671
BEAZER HOMES USA 7.5% PFD	3,508	130,987
CITIGROUP INC 5.8 SER C PFD	553	11,746
CIA BRASILEIRA DE DIS PREF	7,617	338,709
EMBOTELLADORA ANDINA A PREF	31,006	109,166
EMBOTELLADORA ANDINA PREF B	16,946	77,724
FREDDIE MAC 8.375 SER Z PERP PFD	7,689	68,970
FANNIE MAE 8.25 SER S PFD	12,525	109,594
FUCHS PETROLUB SE PREF	7,600	743,960
MOTORS LIQUIDATION CO ESCROW	17,985	—
MOTORS LIQUIDATION CO	8,375	—
GOODYEAR TIRE & RUBBER 5.875 04/01/14 PFD	13,064	865,359
HOVNANIAN ENTERPRISES 7.5 PFD	9,753	311,366
ISTAR FINANCIAL INC 7.500% PERP SR:I	490	11,211
ISTAR FINANCIAL INC 7.650% PERP SR:G	27	617
ISTAR FINANCIAL INC 7.800% PERP SR:F	2,531	57,530
ISTAR FINANCIAL INC 7.875% PERP SR:E	383	8,958
ITAU UNIBANCO HOLDING S PREF	2,670	35,479
ITAUSA INVESTIMENTOS ITAU PR	159,583	602,009
JPMORGAN CHASE & CO SER P 5.45 PFD	6,006	121,802
JPMORGAN CHASE & CO SER O 5.5 PFD	7,959	163,717
METLIFE INC 5% PFD	(5,148)	(162,134)
ARCELORMITTAL 6% 01/15/2016 PFD	72,764	1,879,087
PNC FINANCIAL SERVICES 5.375 SER Q PFD	1,459	29,340
QUEBECOR INC 4.125 10/15/2018 PFD	4,072	458,411
RBS CAPITAL FND TRST VII 6.080% PERP SR:G	3,570	74,899
RBS CAPITAL FUND TRST VI 6.250% PERP SR:F	180	3,760
RBS CAPITAL FUND TRUST V 5.900% PERP SR:E	2,510	51,304
REGIONS FINANCIAL CORP 6.375 SER A PFD	696	15,416
ROYAL BK SCOTLND GRP PLC 5.750% PERP SR:L	90	1,758
ROYAL BK SCOTLND GRP PLC 6.250% PERP SR:P	290	5,870
ROYAL BK SCOTLND GRP PLC 6.350% PERP SR:N	140	2,864
ROYAL BK SCOTLND GRP PLC 6.400% PERP SR:M	480	10,032
ROYAL BK SCOTLND GRP PLC 6.600% PERP SR:S	460	9,895
ROYAL BK SCOTLND GRP PLC 6.750% PERP SR:Q	310	6,718
SAMSUNG ELECTRONICS PFD	1,735	1,665,376
SLM CORP	900	20,880
* STATE STREET CORP 5.25 SER C PFD	651	13,476
US BANCORP 5.15 PFD	455	9,086
UNITED TECHNOLOGIES CORP 7.5% 8/1/15 PFD	(23,596)	(1,549,148)
WELLS FARGO & COMPANY 5.125 SER O PFD	1,070	21,721
WELLS FARGO & COMPANY 5.2 PFD	3,185	63,955
WELLS FARGO & COMPANY 5.25 SER P PFD	2,417	48,654
WEYERHAEUSER CO 6.375 PFD	(6,496)	(361,964)

Total Preferred Stock	930,065	$16,285,296

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
Real Estate Investments
ACADIA REALTY TRUST	31,160	$773,703
ALEXANDRIA REAL ESTATE EQUIT	41,820	2,660,588
AMERICAN ASSETS TRUST INC	42,170	1,325,403
AMERICAN CAMPUS COMMUNITIES	52,600	1,694,246
ASHFORD HOSPITALITY PRIME IN	5,124	93,257
AVALONBAY COMMUNITIES INC	34,930	4,129,774
BOSTON PROPERTIES INC	58,370	5,858,597
BRANDYWINE REALTY TRUST	110,870	1,562,158
CAMDEN PROPERTY TRUST	46,930	2,669,378
COUSINS PROPERTIES INC	125,655	1,294,247
CROWN CASTLE INTL CORP	80,225	5,890,922
CUBESMART	83,310	1,327,961
DUKE REALTY CORP	214,220	3,221,869
EASTGROUP PROPERTIES INC	15,700	909,501
EMPIRE STATE REALTY TRUST A	88,520	1,354,356
ESSEX PROPERTY TRUST INC	28,400	4,075,684
FEDERAL REALTY INVS TRUST	26,160	2,652,886
GENERAL GROWTH PROPERTIES	294,640	5,913,425
HIGHWOODS PROPERTIES INC	129,380	4,679,675
HUDSON PACIFIC PROPERTIES IN	54,020	1,181,417
LASALLE HOTEL PROPERTIES	29,060	896,792
LIBERTY PROPERTY TRUST	143,290	4,853,232
MACERICH CO/THE	100,390	5,911,967
NATIONAL RETAIL PROPERTIES	40,300	1,222,299
OMEGA HEALTHCARE INVESTORS	26,970	803,706
REGENCY CENTERS CORP	98,200	4,546,660
SIMON PROPERTY GROUP INC	82,000	12,477,120
SUNSTONE HOTEL INVESTORS INC	302,800	4,057,520
TANGER FACTORY OUTLET CENTER	151,300	4,844,626
TAUBMAN CENTERS INC	22,270	1,423,498
UDR INC	211,610	4,941,094
VORNADO REALTY TRUST	62,160	5,519,186
BRE PROPERTIES INC	29,300	1,603,003
AMERICAN CAPITAL MORTGAGE IN	55,950	976,887
AVIV REIT INC	45,800	1,085,460
BRIXMOR PROPERTY GROUP INC	50,380	1,024,225
DDR CORP	64,500	991,365
DOUGLAS EMMETT INC	13,260	308,825
EDUCATION REALTY TRUST INC	39,959	352,438
EXCEL TRUST INC	36,500	415,735
EXTRA SPACE STORAGE INC	29,020	1,222,613
FIRST INDUSTRIAL REALTY TR	73,620	1,284,669
HCP INC	124,130	4,508,402
HEALTH CARE REIT INC	65,110	3,487,943
HOST HOTELS + RESORTS INC	330,680	6,428,419
KILROY REALTY CORP	56,750	2,847,715
KIMCO REALTY CORP	264,110	5,216,173
KITE REALTY GROUP TRUST	33,300	218,781
MID AMERICA APARTMENT COMM	41,380	2,513,421
NATL HEALTH INVESTORS INC	6,570	368,577
PS BUSINESS PARKS INC/CA	18,880	1,442,810
PEBBLEBROOK HOTEL TRUST	42,650	1,311,914
PROLOGIS INC	207,720	7,675,254
PUBLIC STORAGE	31,310	4,712,781
QTS REALTY TRUST INC CL A	390	9,664
RLJ LODGING TRUST	54,305	1,320,698
RETAIL PROPERTIES OF AME A	84,980	1,080,946
REXFORD INDUSTRIAL REALTY IN	74,200	979,440
SL GREEN REALTY CORP	48,420	4,473,040
SOVRAN SELF STORAGE INC	40,800	2,658,936
STAG INDUSTRIAL INC	27,560	561,948
STRATEGIC HOTELS + RESORTS I	163,100	1,541,295
VENTAS INC	128,210	7,343,869
DIGITAL REALTY TRUST INC	36,940	1,814,493
EQUITY RESIDENTIAL	70,070	3,634,531
DUPONT FABROS TECHNOLOGY	(20,806)	(514,116)
DIGITAL REALTY TRUST INC	(20,845)	(1,023,906)
EQUITY RESIDENTIAL	(12,198)	(632,710)

Total Real Estate Investments	5,170,559	$178,012,283

Total Investments, at Fair Value	(1,615,337,846)	$6,130,300,904

* Notes Receivable from Participants		$28,198,894

Total Assets Held at End of Year		$6,158,499,798

*	Denotes party-in-interest

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Acquired and

Disposed of Within the Plan Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/ Par Value	Costs of Acquisitions	Proceeds of Dispositions
Fixed Income & Asset-Backed Securities
THUNDERBIRD RESOURCES	5,348	(5,033)	5,134
AVAYA 10.5% 3/01/21 2ND LIEN	260,000	(212,550)	243,100
AVAYAR 7% 4/01/2019	150,000	(141,375)	144,375
BOYD GAMING 9% 7/1/20-17	(190,000)	(211,375)	193,800
CAESARS 8 1/2% 2/15/2020	(170,000)	(156,825)	159,800
CAESARS ENTERTAINMENT 9% 2/15/	(100,000)	(94,500)	96,750
FIRST DATA CORP 11 1/4% 1/15/2	530,000	(530,000)	580,350
FIRST DATA CORP 11 1/4% 3/31/2	320,000	(320,800)	320,000
FIRST DATA CORP 12 5/8% 1/21/2	248,000	(277,760)	286,130
HEXION 9% 11/15/20	270,000	(256,838)	256,500
MOMENTIVE PERFORMANCE 8 7/8% 1	(310,000)	(332,863)	329,375
MOMENTIVE PERFORMANCE 9% 1/15/	50,000	(39,000)	41,438
TRINSEO 8 3/4% 2/1/2019	(280,000)	(287,700)	282,800
ENERGY FUTURE TXU 11.75% 03/01	60,000	(66,600)	69,375
CHINA PETROLEUM & CHEMICAL CITI USD PNOTE 20JAN15	57,300	(64,301)	61,999
CHINA CNR CORP P-NOTE USD CITI	63,800	(52,941)	40,743
ALCATEL LUCENT TL 1L EUR	83,587	(112,436)	113,284
ALCATEL LUCENT TL 1L USD	179,114	(178,218)	181,204
CAMAIEU INTERNATIONAL SAS TL B 1L EUR	14,132	(13,726)	16,355
CAMAIEU TL C 1L EUR MODACIN	6,725	(6,532)	7,783
CAMAIEU TL C 1L EUR MODAMAX	13,827	(13,430)	16,002
AMR SINGLE CLAIM	96,000	(60,480)	72,480
DELL INC TL B 1L USD	2,364,000	(2,340,360)	2,343,033
DELL INC TL C 1L USD	498,000	(495,510)	496,133
FLEETPRIDE TL 2L USD	181,004	(180,483)	172,406
GLITNIR AUD-DB 2	410,424	(79,505)	89,366
GLITNIR TCL CHF-DB 6	185,500	(42,968)	45,017
GLITNIR EUR TRADE CLAIM ML 1	165,476	(58,875)	63,085
GLITNIR EUR TRADE CLAIM ML 2	57,806	(20,567)	22,331
GLITNIR USD-CS 1	115,612	(31,678)	36,418
HJ HEINZ CO TL B 1L USD	505,781	(504,517)	510,207
LONGVIEW POWER TL NONEXT	18,000	(13,635)	10,957
NH HOTELES SA REV A2 GUAR EUR	59,600	(76,470)	79,608
NH HOTELES SA TL A1 GUAR EUR	112,908	(144,866)	150,811
NH HOTELES SA TL B GUAR EUR	43,669	(56,029)	58,329
RURAL METRO TL B 1L USD	128,001	(113,245)	121,601
SISAL TLA1 EUR SEB	21,996	(24,362)	27,301
SISAL TLB1 EUR SEB	108,035	(119,654)	133,664
SISAL TLC1 EUR SEB	108,035	(119,654)	133,664
SISAL TLD1 EUR SEB	31,932	(35,366)	41,116
STEMCOR REV EUR	12,974	(14,706)	12,708
STEMCOR REV USD	1,304	195	(343)
TECH FINANCE AND CO SCA TL B 1L EUR	100,552	(127,918)	129,595
TECH FINANCE AND CO SCA TL B 1L USD	191,048	(185,317)	187,227
CENGAGE LEARNING USD 1L TERM LOAN	70,277	(57,627)	57,802
TRAVELPORT LLC TL 1 2L USD	1,334,266	(1,321,288)	1,380,966

The Goldman Sachs 401(k) Plan

Schedule H, Line 4j — Schedule of Reportable Transactions

December 31, 2013

Identity of party involved	Description of asset	Number of transactions	Purchase cost	Selling price	Cost of asset	Current value of asset on transaction date	Net gain or (loss)
SERIES:
Corporate Debt Instrument - All Other
PIMCO	BWU035HA3 TRS USD P E	21	136,990,002	0	0	276,120,054	2,140,050
PIMCO	BWU035HA3 TRS USD P E	20		139,130,052	139,130,052	276,120,054
PIMCO	BWU035HA3 TRS USD R V	20	139,153,746	0	0	278,307,492	0
PIMCO	BWU035HA3 TRS USD R V	21		139,153,746	139,153,746	278,307,492	—

The above information was derived from data certified accurate and complete by State Street Bank & Trust Company, Trustee.

The Goldman Sachs 401(k) Plan

Schedule G, Part 1 - Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

December 31, 2013

	(b)	(c)	Amount received during reporting year		(f)	(g) Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral,	Amount overdue
	Identity and address of obligor	Original amount	(d)	(e)	Unpaid balance at year end	any renegotiation of the loan and the terms of the	(h)	(i)
(a)		of loan (par value)	Principal	Interest		renegotiation and other material matters	Principal	Interest	Steps taken or will be taken to collect overdue amounts
	Edison Mission Energy, 18101 Von Karman Avenue, Suite 1700, Irvine, CA 92612-1046	698,000	—	—	698,000	Issue Date: 11/20/2007, Maturity Date: 5/15/2017,Collateral Type:SR UNSECURED,Interest Rate:7	—	55,782	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Edison Mission Energy, 18101 Von Karman Avenue, Suite 1700, Irvine, CA 92612-1046	435,000	—	—	435,000	Issue Date: 11/20/2007, Maturity Date: 5/15/2019,Collateral Type:SR UNSECURED,Interest Rate:7.2	—	35,757	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Edison Mission Energy, 18101 Von Karman Avenue, Suite 1700, Irvine, CA 92612-1046	8,000	—	—	8,000	Issue Date: 11/9/2006, Maturity Date: 6/15/2013,Collateral Type:SR UNSECURED,Interest Rate:7.5	8,000	300	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Edison Mission Energy, 18101 Von Karman Avenue, Suite 1700, Irvine, CA 92612-1046	630,000	—	—	630,000	Issue Date: 11/20/2007, Maturity Date: 5/15/2027,Collateral Type:SR UNSECURED,Interest Rate:7.625	—	54,843	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Edison Mission Energy, 18101 Von Karman Avenue, Suite 1700, Irvine, CA 92612-1046	48,000	—	—	48,000	Issue Date: 11/9/2006, Maturity Date: 6/15/2016,Collateral Type:SR UNSECURED,Interest Rate:7.75	—	3,916	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Evergreen Solar Inc., 138 Bartlett Street, Marlboro, MA 01752, United States, #N/A N/A	16,947	—	—	16,947	Issue Date: 4/26/2010, Maturity Date: 4/15/2015,Collateral Type:SR SECURED,Interest Rate:13	—	5,318	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Evergreen Solar Inc., 138 Bartlett Street, Marlboro, MA 01752, United States, #N/A N/A	20,000	—	—	20,000	Issue Date: 7/2/2008, Maturity Date: 7/15/2013,Collateral Type:SR UNSECURED,Interest Rate:4	20,000	1,624	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	50,000	—	—	50,000	Issue Date: 3/5/2007, Maturity Date: 3/5/2010,Collateral Type:SR UNSECURED,Interest Rate:0	50,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	386,000	—	—	386,000	Issue Date: 4/5/2004, Maturity Date: 4/5/2011,Collateral Type:SR UNSECURED,Interest Rate:0	386,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	472,000	—	—	472,000	Issue Date: 5/4/2006, Maturity Date: 5/4/2011,Collateral Type:SR UNSECURED,Interest Rate:0	472,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	150,000	—	—	150,000	Issue Date: 5/19/2006, Maturity Date: 5/19/2016,Collateral Type:SR UNSECURED,Interest Rate:0	—	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	560,000	—	—	560,000	Issue Date: 7/20/2005, Maturity Date: 7/20/2012,Collateral Type:SR UNSECURED,Interest Rate:0	560,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	239,000	—	—	239,000	Issue Date: 12/21/2006, Maturity Date: 12/23/2008,Collateral Type:SR UNSECURED,Interest Rate:0	239,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	252,000	—	—	252,000	Issue Date: 8/21/2006, Maturity Date: 8/21/2009,Collateral Type:NOTES,Interest Rate:0	252,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	67,000	—	—	67,000	Issue Date: 4/3/2006, Maturity Date: 4/3/2009,Collateral Type:SR UNSECURED,Interest Rate:0	67,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	2,450,000	—	—	2,450,000	Issue Date: 9/28/2007, Maturity Date: 1/14/2009,Collateral Type:SR UNSECURED,Interest Rate:0	2,450,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	3,050,000	—	—	3,050,000	Issue Date: 3/23/2007, Maturity Date: 3/23/2009,Collateral Type:SR UNSECURED,Interest Rate:0	3,050,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	43,000	—	—	43,000	Issue Date: 10/25/2006, Maturity Date: 10/25/2011,Collateral Type:SR UNSECURED,Interest Rate:0	43,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	374,000	—	—	374,000	Issue Date: 11/9/2004, Maturity Date: 11/9/2009,Collateral Type:SR UNSECURED,Interest Rate:0	374,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	363,000	—	—	363,000	Issue Date: 1/12/2007, Maturity Date: 1/12/2012,Collateral Type:SR UNSECURED,Interest Rate:0	363,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	11,000	—	—	11,000	Issue Date: 5/19/2008, Maturity Date: 5/19/2023,Collateral Type:SR UNSECURED,Interest Rate:0	—	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	78,000	—	—	78,000	Issue Date: 6/22/2007, Maturity Date: 6/22/2022,Collateral Type:SR UNSECURED,Interest Rate:11	—	46,070	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	962,000	—	—	962,000	Issue Date: 10/25/2004, Maturity Date: 11/10/2009,Collateral Type:SR UNSECURED,Interest Rate:3.95	962,000	44,438	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	2,546,000	—	—	2,546,000	Issue Date: 3/9/2005, Maturity Date: 3/9/2015,Collateral Type:SR UNSECURED,Interest Rate:4	—	539,333	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	922,000	—	—	922,000	Issue Date: 5/4/2006, Maturity Date: 5/4/2011,Collateral Type:SR UNSECURED,Interest Rate:4	922,000	97,100	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	219,000	—	—	219,000	Issue Date: 7/13/2005, Maturity Date: 7/26/2010,Collateral Type:SR UNSECURED,Interest Rate:4.5	219,000	18,588	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	603,000	—	—	603,000	Issue Date: 2/25/2004, Maturity Date: 3/13/2014,Collateral Type:SR UNSECURED,Interest Rate:4.8	—	155,413	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	416,000	—	—	416,000	Issue Date: 1/12/2007, Maturity Date: 2/6/2012,Collateral Type:SR UNSECURED,Interest Rate:5.25	416,000	75,166	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	698,000	—	—	698,000	Issue Date: 3/29/2006, Maturity Date: 4/4/2016,Collateral Type:SR UNSECURED,Interest Rate:5.5	—	206,133	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	18,000	—	—	18,000	Issue Date: 3/4/2003, Maturity Date: 2/27/2020,Collateral Type:SR UNSECURED,Interest Rate:5.5	—	5,316	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	17,000	—	—	17,000	Issue Date: 3/15/2005, Maturity Date: 3/15/2030,Collateral Type:SR UNSECURED,Interest Rate:5.625	—	5,135	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	25,000	—	—	25,000	Issue Date: 12/14/2004, Maturity Date: 12/14/2029,Collateral Type:SR UNSECURED,Interest Rate:5.7	—	7,651	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	258,000	—	—	258,000	Issue Date: 5/16/2006, Maturity Date: 5/17/2013,Collateral Type:SR UNSECURED,Interest Rate:5.75	258,000	70,260	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	328,000	—	—	328,000	Issue Date: 7/18/2006, Maturity Date: 7/18/2011,Collateral Type:SR UNSECURED,Interest Rate:5.75	328,000	54,275	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	306,000	—	—	306,000	Issue Date: 5/26/2006, Maturity Date: 4/25/2011,Collateral Type:SR UNSECURED,Interest Rate:5.75	306,000	46,529	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	462,000	—	—	462,000	Issue Date: 4/4/1991, Maturity Date: 4/1/2011,Collateral Type:SR UNSECURED,Interest Rate:6	462,000	71,456	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	2,698,000	—	—	2,698,000	Issue Date: 7/19/2007, Maturity Date: 7/19/2012,Collateral Type:SR UNSECURED,Interest Rate:6	2,698,000	630,882	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	3,297,000	—	—	3,297,000	Issue Date: 9/26/2007, Maturity Date: 9/26/2014,Collateral Type:SR UNSECURED,Interest Rate:6.2	—	1,097,590	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	21,000	—	—	21,000	Issue Date: 2/13/2007, Maturity Date: 2/13/2037,Collateral Type:SR UNSECURED,Interest Rate:6.5	—	7,329	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	4,992,000	—	—	4,992,000	Issue Date: 1/10/2002, Maturity Date: 1/18/2012,Collateral Type:SR UNSECURED,Interest Rate:6.625	4,992,000	1,120,773	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	27,000	—	—	27,000	Issue Date: 9/28/2007, Maturity Date: 9/28/2037,Collateral Type:SR UNSECURED,Interest Rate:7	—	10,148	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
	Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	12,000	—	—	12,000	Issue Date: 11/14/2007, Maturity Date: 11/16/2037,Collateral Type:SR UNSECURED,Interest Rate:7	—	4,510	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security

The Goldman Sachs 401(k) Plan

Schedule G, Part 1 - Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

December 31, 2013

Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	220,000	—	—	220,000	Issue Date: 8/15/2000, Maturity Date: 8/15/2010,Collateral Type:NOTES,Interest Rate:7.875	220,000	33,639	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	7,500,000	—	—	7,500,000	Issue Date: 11/1/1999, Maturity Date: 11/1/2009,Collateral Type:NOTES,Interest Rate:7.875	7,500,000	675,938	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	15,000	—	—	15,000	Issue Date: 1/3/2008, Maturity Date: 1/3/2023,Collateral Type:SR UNSECURED,Interest Rate:9.25	—	7,450	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	229,000	—	—	229,000	Issue Date: 12/28/2007, Maturity Date: 12/28/2022,Collateral Type:SR UNSECURED,Interest Rate:9.5	—	116,812	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	1,723,000	—	—	1,723,000	Issue Date: 5/25/2007, Maturity Date: 5/25/2010,Collateral Type:SR UNSECURED,Interest Rate:0	1,723,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	649,000	—	—	649,000	Issue Date: 3/17/2006, Maturity Date: 3/17/2011,Collateral Type:SR UNSECURED,Interest Rate:0	649,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	1,350,000	—	—	1,350,000	Issue Date: 5/10/2007, Maturity Date: 5/10/2012,Collateral Type:SR UNSECURED,Interest Rate:0	1,350,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	326,000	—	—	326,000	Issue Date: 6/12/2006, Maturity Date: 6/12/2013,Collateral Type:SR UNSECURED,Interest Rate:0	326,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	509,000	—	—	509,000	Issue Date: 1/16/2004, Maturity Date: 1/16/2014,Collateral Type:SR UNSECURED,Interest Rate:4.75	—	128,041	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	550,000	—	—	550,000	Issue Date: 6/27/2007, Maturity Date: 6/27/2014,Collateral Type:SR UNSECURED,Interest Rate:9.25	—	269,428	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	200,000	—	—	200,000	Issue Date: 10/17/2007, Maturity Date: 10/17/2012,Collateral Type:SR UNSECURED,Interest Rate:5.375	200,000	43,972	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
Lehman Brothers Holdings Inc, 1271 Avenue of the Americas, 40th Floor, New York, NY 10020	116,000	—	—	116,000	Issue Date: 5/10/2001, Maturity Date: 5/10/2011,Collateral Type:SR UNSECURED,Interest Rate:6.375	116,000	19,592	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
MKP Capital Management, Investor Relations, 600 Lexington Ave. New York, NY 10022	440,006	—	—	440,006	Issue Date: 11/16/2006, Maturity Date: 12/10/2046,Collateral Type:CF-CDO,Interest Rate:0.7306	—	16,060	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
Delphi Automotive PLC, 5725 Delphi Drive, Troy, MI 48098-2815, United States	1,214,000	—	—	1,214,000	Issue Date: 5/4/1999, Maturity Date: 5/1/2009,Collateral Type:SR UNSECURED,Interest Rate:6.5	1,214,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
Delphi Automotive PLC, 5725 Delphi Drive, Troy, MI 48098-2815, United States	3,267,000	—	—	3,267,000	Issue Date: 7/25/2003, Maturity Date: 8/15/2013,Collateral Type:SR UNSECURED,Interest Rate:6.5	3,267,000	1,690,582	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
Delphi Automotive PLC, 5725 Delphi Drive, Troy, MI 48098-2815, United States	811,000	—	—	811,000	Issue Date: 5/4/1999, Maturity Date: 5/1/2029,Collateral Type:SR UNSECURED,Interest Rate:7.125	—	482,173	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
Delphi Automotive PLC, 5725 Delphi Drive, Troy, MI 48098-2815, United States	395,000	—	—	395,000	Issue Date: 6/5/2001, Maturity Date: 6/15/2006,Collateral Type:SR UNSECURED,Interest Rate:6.55	395,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
Cengage Learning Acquisitions Inc., 200 First Stamford Place, Suite 400, Stamford, CT 06902	297,000	—	—	297,000	Issue Date: 7/5/2012, Maturity Date: 6/30/2019,Collateral Type:SECURED,Interest Rate:12	—	18,018	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
AERO INVENTORY PLC, 30 Lancaster Rd, New Barnet, Hertfordshire EN4 8AP	2,296,809	—	—	2,296,809	Issue Date: 7/5/2012, Maturity Date: 6/30/2019,Collateral Type:SECURED,Interest Rate:12	2,296,809	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
Cortefiel, S.A., Avenida del Llano, Castellano nº 51, Madrid, 28034, Spain	7,787	—	—	7,787	Issue Date: 4/18/2007, Maturity Date: 3/26/2015,Collateral Type:SECURED,Interest Rate:2.25	7,787	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
Cortefiel, S.A., Avenida del Llano, Castellano nº 51, Madrid, 28034, Spain	8,494	—	—	8,494	Issue Date: 4/18/2007, Maturity Date: 3/26/2015,Collateral Type:SECURED,Interest Rate:2.25	8,494	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
Cortefiel, S.A., Avenida del Llano, Castellano nº 51, Madrid, 28034, Spain	13,613	—	—	13,613	Issue Date: 4/18/2007, Maturity Date: 3/26/2015,Collateral Type:SECURED,Interest Rate:2.25	13,613	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
IVG Immobilien AG, Zanderstrasse 5-7, 53177 Bonn, Germany	341,916	—	—	341,916	Issue Date: 9/26/2007, Maturity Date: 9/26/2014,Collateral Type:SECURED,Interest Rate:.60	341,916	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
IVG Immobilien AG, Zanderstrasse 5-7, 53177 Bonn, Germany	395,462	—	—	395,462	Issue Date: 9/26/2007, Maturity Date: 9/26/2014,Collateral Type:SECURED,Interest Rate:1.90	395,462	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security
Hibu plc (formerly Yell Group PLC), Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT United Kingdom	72,692	—	—	72,692	Issue Date: 11/1/2009, Maturity Date: 4/30/2014,Collateral Type:SECURED,Interest Rate:3.50	72,692	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GOLDMAN SACHS 401(k) PLAN Members of the Administrative Committee

By:	/s/ Christopher Ceder
Name: Christopher Ceder

By:	/s/ Edina Jung
Name: Edina Jung

By:	/s/ Michael Perloff
Name: Michael Perloff

June 30, 2014

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm